Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

VERTICAL BRIDGE ACQUISITIONS, LLC,

vertical steel merger sub inc.,

AND

CIG WIRELESS CORP.

DATED AS OF MARCH 20, 2015

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of March 20, 2015, is entered into by and among Vertical Bridge Acquisitions, LLC, a Delaware limited liability company (“Parent”), Vertical Steel Merger Sub Inc., a Nevada corporation and a wholly-owned subsidiary of Parent (“Merger Sub”) and CiG Wireless Corp., a Nevada corporation (the “Company”). Capitalized terms used in this Agreement and not otherwise defined above or in the text below have the meanings given to them in Section 8.09.

WHEREAS, Parent proposed to the board of directors of the Company (the “Company Board”) that Parent acquire the business of the Company by effecting a merger pursuant to which Merger Sub will merge with and into the Company, with the Company surviving as a Subsidiary of Parent (the “Merger”);

WHEREAS, the Company Board established a special committee consisting solely of independent directors (the “Special Committee”) to, among other things, consider and evaluate any proposal made to acquire the Company, including the Merger, and to make a recommendation to the Company Board with respect thereto;

WHEREAS, the Special Committee has (a) determined that the Transactions are advisable and are fair to, and in the best interests of, the Company and the holders of Company Capital Stock (other than the Series A Holders) and (b) recommended to the Board that it approves this Agreement, the Indemnification Agreement, the Series A Holders Agreements and the Transactions (such recommendation by the Special Committee, the “Special Committee Recommendation”);

WHEREAS, the Company Board, in consideration of the Special Committee Recommendation and other factors it deemed relevant, has unanimously (a) determined that the terms of this Agreement and the Merger are in the best interests of the Company and fair to the holders of Company Capital Stock, (b) approved, adopted and declared advisable this Agreement and the Merger and (c) resolved to recommend to the holders of Company Capital Stock that such holders approve this Agreement (such recommendation by the Company Board, the “Company Board Recommendation”);

WHEREAS, the sole member of Parent and the board of directors of Merger Sub have unanimously approved the Merger and this Agreement and deem it advisable and in the best interests of such member and the sole stockholder of Merger Sub to consummate the Merger, on the terms and conditions set forth herein;

WHEREAS, pursuant to the terms and conditions set forth herein: (a) each share of Series A-1 Non-Convertible Preferred Stock of the Company, par value $0.00001 per share (the “Series A-1 Preferred Stock”), outstanding immediately prior to the Effective Time will be converted into the right to receive the payments set forth in Section 2.01(b); (b) each share of Series A-2 Convertible Preferred Stock of the Company, par value $0.00001 per share (the “Series A-2 Preferred Stock” and together with the Series A-1 Preferred Stock, the “Series A Preferred Stock” and such holders thereof, the “Series A Holders”), outstanding immediately prior to the Effective Time will be converted into the right to receive the payments set forth in Section 2.01(b); (c) each share of Series B 6% 2012 Convertible Redeemable Preferred Stock of the Company, par value $0.00001 per share (the “Series B Preferred Stock”), outstanding immediately prior to the Effective Time will be canceled for no consideration; and (d) each share of common stock of the Company, par value $0.00001 per share (“Common Stock” and collectively with the Series A Preferred Stock and Series B Preferred Stock, “Company Capital Stock”) will be canceled for no consideration;

WHEREAS, pursuant to the terms of the Certificate of Designation, Preferences and Rights of Series A-1 Preferred Stock and Series A-2 Preferred Stock of the Company, dated August 1, 2013 and as amended on February 10, 2015 (the “Series A Certificate of Designation”), the aggregate liquidation preferences of the Series A Preferred Stock is greater than the aggregate Merger Consideration, and as a result, no consideration is payable to or in respect of the Series B Preferred Stock (or any dividends thereon) or the Common Stock;

WHEREAS, contemporaneously with the execution and delivery of this Agreement, and as a condition and inducement to the willingness of Parent to enter into this Agreement and consummate the Merger, the Company, Parent, Merger Sub, Vertical Bridge Holdco, LLC and the Series A Holders have entered into an indemnification and joinder agreement, in the form attached as Exhibit A hereto (the “Indemnification Agreement”); and

WHEREAS, promptly following the execution and delivery of this Agreement (but in any event, within twenty four (24) hours), the Series A Holders will execute and deliver, or cause to be executed and delivered, to the Company and Parent a true, correct and complete copy of an action by written consent, in the form attached as Exhibit B hereto, providing for the adoption of this Agreement by each Series A Holder (the “Written Consent”).

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth in this Agreement, Parent, Merger Sub and the Company hereby agree as follows:

ARTICLE I

THE MERGER

Section 1.01. The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with Chapter 92A of the Nevada Revised Statutes (the “NRS”), Merger Sub shall be merged with and into the Company at the Effective Time.  Following the Effective Time, the separate corporate existence of Merger Sub shall cease, and the Company shall continue as the surviving corporation in the Merger (the “Surviving Corporation”) and a wholly-owned subsidiary of Parent.

Section 1.02. Closing. The closing of the Merger (the “Closing”) will take place at 9:00 a.m., New York City time, on a date to be specified by the parties, which shall be no later than the third (3rd) Business Day after satisfaction or (to the extent permitted by Law) waiver of the conditions set forth in ARTICLE VI (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or (to the extent permitted by Law) waiver of those conditions), at the offices of Lowenstein Sandler LLP, 1251 Avenue of the Americas, New York, New York 10020, unless another time, date or place is agreed to in writing by Parent and the Company; provided, however, that unless the parties hereto mutually agree otherwise, the Closing shall not occur until the later of (x) the Solicitation Period End Date and (y) the Window-Shop End Date, if applicable. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date.”

Section 1.03. Effective Time. Subject to the provisions of this Agreement, as promptly as practicable on the Closing Date, the Company shall file the articles of merger (the “Articles of Merger”), in such form as is required by, and executed in accordance with, the relevant provisions of the NRS, with the Secretary of State of the State of Nevada (the “Nevada Secretary of State”) and shall make all other filings required under the NRS in connection with the Merger.  The Merger shall become effective at such date and time as the Articles of Merger are filed with the Nevada Secretary of State or at such subsequent date and time as Parent and the Company shall agree and specify in the Articles of Merger as permitted under the NRS.  The date and time at which the Merger becomes effective is referred to in this Agreement as the “Effective Time.”

Section 1.04. Effects of the Merger. From and after the Effective Time, the Merger shall have the effects set forth herein and in the applicable provisions of the NRS. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all of the rights, privileges, powers, and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities, obligations, restrictions and duties of the Company and Merger Sub, and all property, real, personal and mixed, shall attach to the Surviving Corporation and may be enforced against the Surviving Corporation to the same extent as if such debts, liabilities and duties had been incurred or contracted by it.

Section 1.05. Articles of Incorporation and Bylaws.

(a) At the Effective Time, the articles of incorporation of the Company shall be amended and restated so as to read in their entirety as set forth in Exhibit C hereto and, as so amended and restated, shall be the articles of incorporation of the Surviving Corporation until thereafter amended in accordance with their terms or applicable Law.

(b) The bylaws of Merger Sub in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Corporation until thereafter amended in accordance with their terms or applicable Law.

Section 1.06. Directors. The directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation until their respective successors are duly elected or appointed and qualified in the manner provided in the articles of incorporation and bylaws of the Surviving Corporation, or until their earlier death, resignation or removal in accordance with the articles of incorporation and bylaws of the Surviving Corporation, or otherwise as provided by applicable Law.

Section 1.07. Officers. The officers of Merger Sub immediately prior to the Effective Time shall be the officers of the Surviving Corporation until their respective successors are duly elected or appointed and qualified in the manner provided in the articles of incorporation and bylaws of the Surviving Corporation, or until their earlier death, resignation or removal, or otherwise as provided by Law.

ARTICLE II

EFFECT OF THE MERGER ON THE CAPITAL STOCK OF THE CONSTITUENT CORPORATIONS; EXCHANGE OF CERTIFICATES; COMPANY EQUITY AWARDS

Section 2.01. Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Parent, Merger Sub or the holders of any shares of Company Capital Stock or any shares of capital stock of Parent or Merger Sub:

(a) Each share of common stock, no par value per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be automatically converted into and become one validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation.

(b) Each share of Series A-1 Preferred Stock and Series A-2 Preferred Stock issued and outstanding immediately prior to the Effective Time shall be automatically converted into the right to receive:

(i) a portion of the Merger Consideration determined in accordance with the Merger Payout Schedule; plus

(ii) a portion of the Excess Amount, if any, distributable under Section 2.02(e)(iv) as set forth on the Excess/Deficiency Payout Schedule.

Each share of Series A-1 Preferred Stock and Series A-2 Preferred Stock, when so converted, shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist (subject to the right to receive the payments set forth in this Section 2.01(b)).

(c) Each share of Series B Preferred Stock issued and outstanding immediately prior to the Effective Time (together with all dividends), except as provided in Section 2.01(e) in respect of Dissenting Shares, shall no longer be outstanding and shall automatically be canceled and shall cease to exist and no consideration shall be delivered in exchange therefor, and each holder of (x) a certificate that immediately prior to the Effective Time represented any such shares of Series B Preferred Stock or (y) any such uncertificated shares of Series B Preferred Stock, shall cease to have any rights with respect thereto.

(d) Each share of Common Stock issued and outstanding immediately prior to the Effective Time, except as provided in Section 2.01(e) in respect of Dissenting Shares, shall no longer be outstanding and shall automatically be canceled and shall cease to exist and no consideration shall be delivered in exchange therefor, and each holder of (x) a certificate that immediately prior to the Effective Time represented any such shares of Common Stock or (y) any such uncertificated shares of Common Stock, shall cease to have any rights with respect thereto.

(e) Notwithstanding any other provision hereof that may be to the contrary, any stockholder who has not voted its shares in favor of the Merger and who has properly demanded or may properly demand dissenters’ rights in the manner provided by Section 92A.440 of the NRS (“Dissenting Shares”) shall not be canceled pursuant to this Section 2.01 unless and until the Effective Time has occurred and the holder of such Dissenting Shares becomes ineligible for such dissenters’ rights. The holders of Dissenting Shares shall be entitled only to such rights as are granted by the NRS. Each holder of Dissenting Shares who becomes entitled to payment for such shares pursuant to the NRS shall receive payment therefor from the Surviving Corporation in accordance with the NRS; provided, however, that if (i) any such holder of Dissenting Shares shall have failed to establish entitlement to dissenters’ rights as provided in Section 92A.440 of the NRS, or (ii) any such holder of Dissenting Shares shall have effectively withdrawn demand for appraisal of such shares or waives, or fails to perfect or otherwise loses the right to appraisal and payment for shares under the NRS, in each case, such holder of Dissenting Shares shall forfeit the right to appraisal of such shares and each such Dissenting Share shall be treated as if it had been, as of the Effective Time, canceled for no consideration, as provided in this Section 2.01. The Company or the Surviving Corporation, as applicable, shall give Parent and the Series A Holders prompt written notice of any demands received by it for appraisal of any shares of Company Capital Stock and attempted withdrawals of such demands and any other instruments served pursuant to Section 92A.440 of the NRS and received by the Company or the Surviving Corporation, as applicable, and the Series A Holders shall have the right to participate in all negotiations and proceedings with respect to such demands. Neither the Company nor the Surviving Corporation shall, except with the prior written consent of Parent and the Series A Holders, make any payment with respect to, or settle or offer to settle, any such demands, with respect to any holder of Dissenting Shares. The defense, negotiation and settlement, if any, of any Action for dissenters’ rights shall be subject in all respects to the applicable provisions of the Indemnification Agreement.

(f) At least four (4) Business Days prior to the Closing Date, the Series A Holders shall deliver to Parent (i) a schedule (the “Merger Payout Schedule”) showing the allocation of the Merger Consideration among the Series A Holders, in accordance with the terms of the Series A Certificate of Designation, and (ii) a schedule (the “Excess/Deficiency Payout Schedule”) showing the allocation among the Series A Holders, in accordance with the terms of the Series A Certificate of Designation, of the Excess Amount, if any, and the Deficiency Amount, if any. Notwithstanding anything to the contrary herein, each Series A Holder acknowledges and agrees that Parent shall be entitled to rely upon (x) the allocation of Merger Consideration set forth in the Merger Payout Schedule and (y) the allocation of the Excess Amount set forth in the Excess/Deficiency Payout Schedule, and, subject to actual payment of the amounts set forth in the Merger Payout Schedule and the Excess/Deficiency Payout Schedule (if applicable), shall not have any liability to any Series A Holder with respect to any claim that the amounts payable pursuant to the Merger Payout Schedule and the Excess/Deficiency Payout Schedule (if applicable) are incomplete or inaccurate.

Section 2.02. Merger Consideration; Adjustment.

(a) “Merger Consideration” means, an amount, without duplication, equal to (i) $125,000,000, plus (ii) the Closing Capital Expenditures, plus (iii) the Incremental Acquisition Amount, minus (iv) if Closing Working Capital is less than $0, the amount of such shortfall, plus (v) if Closing Working Capital exceeds $0, the amount of such excess, minus (vi) the Closing Indebtedness, minus (vii) the Transaction Costs, minus (viii) the 2015 Bonus Amount, minus (ix) the Excess Severance Cost, minus (x) if the Closing TCF is less than the Lower TCF Threshold, the amount of such shortfall multiplied by the TCF Multiple, plus (xi) if the Closing TCF is more than the Upper TCF Threshold, the amount of such excess multiplied by the TCF Multiple, minus (xii) the Closing Adjustment Amount. Schedule 2.02(a) sets forth in detail an illustrative example of the calculation of the Merger Consideration as of the date hereof. In anticipation of the Closing, the Company and/or the Series A Holders shall update Schedule 2.02(a) and deliver such updated schedule to Parent at least four (4) Business Days prior to the Closing Date as part of the Estimated Closing Statement.

(b) Other Payments. At the Closing, Parent and Holdco shall, jointly and severally:

(i) pay, or cause to be paid, on behalf of the Company, to each Person to whom any Transaction Costs are payable pursuant to the applicable payoff letters, final invoices or other documentation delivered by the Company to Parent in form and substance reasonably acceptable to Parent not less than four (4) Business Days prior to the Closing Date, to the bank account designated by such Person, by wire transfer of immediately available funds, the amount set forth in the applicable payoff letter, invoice or other documentation;

(ii) pay, or cause to be paid, on behalf of the Company, (A) to the bank accounts designated in the applicable payoff letter delivered pursuant to Section 6.02(c), by wire transfer of immediately available funds, the Payoff Amount and (B) by wire transfer of immediately available funds, the items identified in clauses (b) and (c) of the definition of Closing Indebtedness, to the recipient(s) and bank account(s) set forth in a letter of direction delivered by the Company to Parent at least four (4) Business Days prior to the Closing Date; and

(iii) pay, or cause to be paid, on behalf of the Company, the Severance Costs and the portion of the 2015 Bonus Amount payable at the Closing, by wire transfer of immediately available funds, to the recipient(s) and to the bank account(s) set forth in a letter of direction delivered by the Company to Parent at least four (4) Business Days prior to the Closing Date.

(c) Estimated Closing Statement. At least four (4) Business Days prior to the Closing Date, the Company shall prepare and deliver to Parent and the Series A Holders a statement (such statement, the “Estimated Closing Statement”) of: (i) an estimate of the Closing Capital Expenditures; (ii) the Incremental Acquisition Amount; (iii) an estimate of Closing Working Capital; (iv) the Closing Indebtedness; (v) an estimate of the Transaction Costs; (vi) the 2015 Bonus Amount, (vii) the Excess Severance Cost, if any; (viii) an estimate of the Closing TCF; and (ix) the Closing Adjustment Amount. The Merger Consideration payable at the Closing shall be calculated using the amounts set forth in the Estimated Closing Statement. The amount so calculated shall be subject to adjustment after the Closing Date, if any, pursuant to Section 2.02(e); provided, however, that no such adjustment shall affect the finality or effects of the Merger, and shall only entitle the parties to the rights to such adjustment under Section 2.02(e). The Estimated Closing Statement shall be prepared by the Company in accordance with GAAP, as applicable, and using the same accounting methods, practices, principles, policies and procedures, with consistent classifications, judgments and valuation and estimation and accrual methodologies adopted by the Company in the preparation of the consolidated unaudited balance sheet of the Company, dated December 31, 2014, which is set forth on Section 2.02(c) of the Company Disclosure Schedule, and in accordance with Schedule 8.09(a)(iii). Parent and the Series A Holders shall have a reasonable opportunity to review and consult with the Company and its Representatives with respect to the Company’s preparation of the Estimated Closing Statement and the above amounts and estimates set forth in the Estimated Closing Statement and the Company shall promptly (x) address any arithmetic or calculation errors presented by Parent or the Series A Holders and (y) consider in good faith (but shall have no obligation to adopt or incorporate) any comments made by Parent or the Series A Holders, in each case, with respect to such amounts and estimates prior to the Closing Date.

(d) Closing Adjustment Statement. Within the seventy-five (75) day period following the Closing Date, Parent shall prepare and deliver to the Series A Holders a statement (the “Closing Adjustment Statement”) of: (i) the Closing Capital Expenditures; (ii) the Incremental Acquisition Amount; (iii) the Closing Working Capital; (iv) the Closing Indebtedness; (v) the Transaction Costs; (vi) the 2015 Bonus Amount; (vii) the Excess Severance Cost, if any; (viii) the Closing TCF; and (ix) the Closing Adjustment Amount. The Closing Adjustment Statement shall be prepared by Parent in accordance with GAAP, as applicable, and using the same accounting methods, practices, principles, policies and procedures, with consistent classifications, judgments and valuation and estimation and accrual methodologies that were used by the Company in preparation of the Estimated Closing Statement, including as set forth in Schedule 8.09(a)(iii). If no Closing Adjustment Statement is received by the Series A Holders within the seventy-five (75) day period referred to herein, then the Estimated Closing Statement and the estimated amounts of the Closing Capital Expenditures, Closing Working Capital, Transaction Costs and Closing TCF set forth therein shall be deemed to have been accepted by Parent and the Series A Holders and shall become final and binding upon Parent and the Series A Holders.

(e) Disagreement and Resolution.

(i) During the forty-five (45) day period following delivery of the Closing Adjustment Statement to the Series A Holders, if applicable (the “Review Period”), Parent and the Surviving Corporation shall provide the Series A Holders and their Representatives with reasonable access to the relevant books, records and personnel of the Surviving Corporation and Parent’s working papers and the working papers of Parent’s independent accountants, if any, relating to the preparation of the Closing Adjustment Statement and the calculation of the Closing Capital Expenditures, Closing Working Capital, Transaction Costs and Closing TCF, as may be reasonably necessary to enable the Series A Holders and their respective Representatives to evaluate the accuracy of the matters set forth in the Closing Adjustment Statement; provided, however, that if the independent accountants of Parent have provided the Series A Holders with a customary confidentiality and hold harmless agreement relating to such access to working papers, such independent accountants shall not be obligated to make any working papers available to the Series A Holders unless and until the Series A Holders have signed such agreement within two (2) Business Days of the independent accountant’s request. Such access shall be during normal business hours and in such a manner as shall not unreasonably interfere with the operation of the Surviving Corporation’s business. If the Series A Holders disagree with any aspect of the Closing Capital Expenditures, Closing Working Capital, Transaction Costs or Closing TCF as shown on the Closing Adjustment Statement, then the Series A Holders shall notify Parent in writing (the “Notice of Disagreement”) of such disagreement within forty-five (45) calendar days after delivery of the Closing Adjustment Statement, which notice shall describe the nature of any such disagreement in reasonable detail, identify the specific items involved and the dollar amount of each such disagreement and provide reasonable supporting documentation for each such disagreement. If no Notice of Disagreement is received by Parent on or prior to the expiration date of the Review Period, then the Closing Adjustment Statement and the Closing Capital Expenditures, Closing Working Capital, Transaction Costs and Closing TCF set forth therein shall be deemed to have been accepted by the Series A Holders and shall become final and binding upon Parent and the Series A Holders.

(ii) During the thirty (30) day period immediately following the delivery of a Notice of Disagreement, if applicable, Parent and the Series A Holders shall seek in good faith to resolve any disagreement that they may have with respect to the matters specified in the Notice of Disagreement. If Parent and the Series A Holders are unable to resolve all disagreements identified by the Series A Holders in the Notice of Disagreement within thirty (30) calendar days after delivery to Parent of such Notice of Disagreement, then any such remaining disagreements only shall be submitted for final and binding resolution to the Accounting Expert. The Accounting Expert shall serve the role of an expert and not an arbitrator. If any disputed items are referred to the Accounting Expert, Parent and the Series A Holders shall cooperate in good faith with the determination process and the Accounting Expert’s reasonable requests for information, including providing the Accounting Expert with information as promptly as reasonably practicable after its request therefor; provided, however, that that if the independent accountants of Parent or the Series A Holders have provided the Accounting Expert with a customary confidentiality and hold harmless agreement relating to such access to working papers, such independent accountants shall not be obligated to make any working papers available to the Accounting Expert unless and until the Accounting Expert has signed such agreement within two (2) Business Days of the independent accountant’s request. Each party shall be entitled to receive copies of all materials provided by the other to the Accounting Expert in connection with the determination process (subject, in the case of accountant’s working papers, to the execution of a customary confidentiality and hold harmless agreement relating to such access). In making its determination on the disputed items, the Accounting Expert shall make such determinations (A) only in accordance with the standards set forth in this Agreement, (B) only with respect to the disputed items submitted to the Accounting Expert and no other item, (C) on a disputed item by disputed item basis (i.e., not in the aggregate), and (D) where the result of the Accounting Expert’s determination for such disputed item is neither greater than the greatest amount presented by Parent and the Series A Holders to the Accounting Expert with respect to the item in dispute, nor less than the lowest amount presented by Parent and the Series A Holders to the Accounting Expert with respect to the item in dispute, in each case, in the Closing Adjustment Statement or Notice of Disagreement, as applicable. Notwithstanding the foregoing, the Accounting Expert shall have the power to, and shall, conduct discovery as it reasonably deems necessary in order to interpret and enforce this Section 2.02, and otherwise conduct its review. The parties shall comply with all such requests for information from the Accounting Expert. The Accounting Expert shall deliver to Parent and the Series A Holders, as promptly as practicable (but in no event later than thirty (30) calendar days) after it has received all information requested by it from Parent and the Series A Holders, a written report setting forth the resolution of any such disagreement determined in accordance with the terms of this Agreement. The determination of the Accounting Expert shall be final and binding in the absence of fraud or manifest computational error. Neither Parent nor the Series A Holders shall have any ex parte conversations or meetings with the Accounting Expert (other than conversations or meetings solely involving the submission of a request for documents or information by the Accounting Expert to such party) without the prior consent of the other party (which consent shall not be unreasonably withheld or delayed).

(iii) The fees of the Accounting Expert shall be borne by Parent and Holdco (on a joint and several basis) on the one hand, and the Series A Holders, on the other hand, in such amount(s) as shall be determined by the Accounting Expert based on the proportion that the aggregate amount of disputed items submitted to the Accounting Expert that is unsuccessfully disputed by Parent, on the one hand, or the Series A Holders, on the other hand, as determined by the Accounting Expert, bears to the total amount of such disputed items so referred to the Accounting Expert for resolution.

(iv) The “Final Merger Consideration” shall be calculated by recalculating the Merger Consideration using the Closing Capital Expenditures, Closing Working Capital, Transaction Costs and Closing TCF, each as finally determined in accordance with this Section 2.02(e). If the Final Merger Consideration is less than the Merger Consideration calculated and paid to the Series A Holders on the Closing Date in accordance with Section 2.02(c) (such difference, plus interest calculated pursuant to Section 2.02(e)(v), the “Deficiency Amount”), then, each Series A Holder shall each pay to Parent, by wire transfer of immediately available funds, its respective portion of the Deficiency Amount determined in accordance with the Excess/Deficiency Payout Schedule. If the Final Merger Consideration is greater than the Merger Consideration calculated and paid to the Series A Holders on the Closing Date in accordance with Section 2.02(c) (such difference, plus interest calculated pursuant to Section 2.02(e)(v), the “Excess Amount”), then, Parent and Holdco shall, jointly and severally, pay to each Series A Holder, by wire transfer of immediately available funds, the Excess Amount determined in accordance with the Excess/Deficiency Payout Schedule.

(v) Interest; Timing and Method of Adjustment Payment. Any payment to be made to Parent or the Series A Holders pursuant to Section 2.02(e)(iv) shall include interest on the excess or deficiency, as applicable, at a rate per annum equal to the prime rate of interest reported from time to time in The Wall Street Journal, calculated on the basis of the actual number of days elapsed over 360, from the Closing Date to the date of payment. Any cash payment to be made pursuant to Section 2.02(e)(iv) shall be paid within five (5) Business Days of the final determination of such adjustments by wire transfer of immediately available funds to one or more accounts as shall be designated by Parent or the Series A Holders, as the case may be, at least two (2) Business Days prior to the date that such payment is to be made. In the event that the Final Merger Consideration has not been determined on or prior to the ninetieth (90th) day following delivery of a Notice of Disagreement, any undisputed portion of the Closing Capital Expenditures, Closing Working Capital, Transaction Costs and Closing TCF shall be paid by Parent, Holdco or the Series A Holders, as applicable, within five (5) Business Days after such date, by recalculating the Merger Consideration using, for any undisputed portions of the Closing Capital Expenditures, Closing Working Capital, Transaction Costs and Closing TCF, the amounts as were included respectively in the Estimated Closing Statement. Any such amounts paid shall reduce the Deficiency Amount or Excess Amount, in each case as applicable and if any, paid to Parent or the Series A Holders, as applicable, pursuant to Section 2.02(e)(iv).

Section 2.03. Exchange Procedures for Series A Holders.

(a) Exchange of Certificates. In connection with the Closing, each Series A Holder holding a certificate or certificates, which prior to the Effective Time represented shares of Series A-1 Preferred Stock or Series A-2 Preferred Stock, shall deliver such certificates, endorsed in blank together with duly executed stock powers transferring the shares represented by such certificates, to Parent. Upon surrender of such instruments to Parent, the holder of such certificate shall be entitled to receive in exchange therefor solely such amounts from Parent and Holdco, on a joint and several basis, pursuant to Section 2.01(b) hereof, and the certificate so surrendered shall forthwith be canceled. In the event of a transfer of ownership of Series A-1 Preferred Stock or Series A-2 Preferred Stock that is not registered in the transfer records of the Company, payment may be made to a Person other than the Person in whose name the certificate so surrendered is registered, if such certificate shall be properly endorsed or otherwise be in proper form for transfer and the Person requesting such payment shall pay any transfer or other Taxes required by reason of the payment to a Person other than the registered holder of such certificate or to establish to the satisfaction of the Surviving Corporation that such Tax has been paid or is not applicable. Until surrendered as contemplated by this Section 2.03, each certificate for Series A Preferred Stock shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the applicable payments pursuant to Section 2.01(b), without interest. No interest will be paid or will accrue on cash payable upon the surrender of any such certificate. At the close of business on the day on which the Effective Time occurs, the stock transfer books of the Company shall be closed, and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of Company Capital Stock that were outstanding immediately prior to the Effective Time.  If, after the Effective Time, any certificated or uncertificated shares are presented to the Surviving Corporation for transfer, they shall be canceled, if applicable, against delivery of cash to the holder thereof, as provided in this ARTICLE II.

(b) Lost Certificates.  If any certificate representing shares of Series A Preferred Stock shall have been lost, stolen or destroyed, upon the making of an affidavit in form and substance reasonably acceptable to Parent of that fact by the Person claiming such certificate to be lost, stolen or destroyed and, if required by Parent, the provision of a reasonably suitable indemnity, in form and substance reasonably acceptable to Parent, against any claim that may be made against it with respect to such certificate, then Parent and Holdco shall, on a joint and several basis, deliver in exchange for such lost, stolen or destroyed certificate the applicable payments pursuant to Section 2.01(b) with respect thereto.

Section 2.04. Treatment of Equity-Based Awards.

(a) As of the Effective Time, each share of restricted stock (“Restricted Stock”) granted under any Company Plan, including without limitation, the Company’s 2014 Equity Incentive Plan (the “Equity Plan”) outstanding immediately prior to the Effective Time, whether or not then vested, will be canceled and extinguished and no consideration shall be paid in exchange therefor, and, as of the Effective Time, no holder or former holder of Restricted Stock will have any rights with respect to such Restricted Stock.

(b) Prior to the Effective Time, the Company Board or an appropriate committee thereof will adopt such resolutions and the Company will take such other actions as may be reasonably required to effectuate the actions contemplated by this Section 2.04, including giving any required notice and obtaining any consent required under the terms of the Equity Plan, all Contracts governing the terms of all Restricted Stock and under any other plan or arrangement to which the Company is a party or by which the Company may be bound; provided, however, that any notices, consents or other approvals shall not be sent to any holder of Restricted Stock unless and until Parent has reviewed and approved (such approval not to be unreasonably withheld, conditioned or delayed), within a reasonable amount of time all notices, consents or other approvals and related documentation to such holder in connection with the actions contemplated by this Section 2.04.

Section 2.05. Withholding. Notwithstanding anything to the contrary contained in this Agreement, the Company, Parent, the Surviving Corporation, and any other applicable withholding agent shall be entitled to deduct and withhold from any payment pursuant to this Agreement such amounts that may be required to be deducted and withheld with respect to the making of such payment under the Code, or under any provision of state, local or foreign Tax Law; provided, however, that prior to making any such deduction or withholding with respect to payments for Company Capital Stock, the applicable withholding agent shall provide notice to the affected recipient of the amounts subject to withholding and a reasonable opportunity for such recipient to provide forms or other evidence that would exempt such amounts from withholding tax. The withheld amounts shall be paid over to the appropriate Governmental Entity and treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the SEC Reports filed or furnished and publicly available prior to the date of this Agreement (excluding any disclosures set forth in any risk factor section, any disclosure in any section relating to forward-looking statements or any other statements that are similarly predictive or forward-looking in nature or with respect to any disclosure set forth in Sections 3.02, 3.03 and 3.07(b)) or as set forth in the disclosure schedule delivered by the Company to Parent concurrently with the execution of this Agreement (the “Company Disclosure Schedule”) (it being understood that the Company Disclosure Schedule shall be deemed disclosure with respect to, and shall be deemed to qualify, the specific section or subsection of this Agreement to which the information stated in such disclosure relates and such other sections or subsections of this Agreement to the extent that it is reasonably apparent on its face that such information is relevant to such other section or subsection), the Company hereby represents and warrants to Parent and Merger Sub, as follows:

Section 3.01. Corporate Organization. The Company and each of the Subsidiaries of the Company (collectively, the “Company Subsidiaries”) is a corporation, limited liability company, partnership or other legal entity duly incorporated or organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization (where such concept is recognized under applicable Law) and has the requisite power and authority to own, lease and operate its properties and assets and to carry on its business as it is now being conducted. Except as set forth on Section 3.01 of the Company Disclosure Schedule, the Company and each of the Company Subsidiaries is duly qualified or licensed and in good standing (where such concept is recognized under applicable Law) in each jurisdiction where such qualification or licensing is necessary, except for such failures to be so qualified or licensed and in good standing that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect.

Section 3.02. Capitalization.

(a) The authorized Company Capital Stock consists of (i) 205,000,000 shares of preferred stock, $0.00001 par value per share, of which (A) 1,200,000 shares have been designated Series A-1 Preferred Stock, (B) 200,000,000 shares have been designated Series A-2 Preferred Stock, and (C) 1,700,000 shares have been designated Series B Preferred Stock and (ii) 300,000,000 shares of Common Stock. The number of issued and outstanding shares of each class of Company Capital Stock as of the close of business on March 20, 2015 (the “Measurement Date”) is set forth in Section 3.02(a) of the Company Disclosure Schedule. All outstanding shares of Company Capital Stock are duly authorized and validly issued, fully paid and nonassessable and have not been issued in violation of any preemptive or similar rights. Except as set forth in this Section 3.02(a) and for changes after the Measurement Date resulting from the vesting or forfeiture of awards described in Section 3.02(b), there are no outstanding shares of capital stock of or other voting securities or ownership interests in the Company. Except as set forth in Section 3.02(a) of the Company Disclosure Schedule, to the Knowledge of the Company, there are no voting trusts, stockholder agreements, proxies or other agreement or understandings in effect with respect to the voting or transfer of the Company Capital Stock. None of the Company or any Company Subsidiary own beneficially or of record any Company Capital Stock.

(b) As of the Measurement Date, the number of shares of Restricted Stock issued and outstanding pursuant to the Equity Plan (including each outstanding award of Restricted Stock granted pursuant to the Equity Plan, including, as applicable, the holder, date of grant, and number of shares of Restricted Stock subject thereto) and the number of shares of Common Stock authorized and reserved for future issuance pursuant to the Equity Plan is set forth in Section 3.02(b)(i) of the Company Disclosure Schedule. Except as set forth in the Charter Documents or Section 3.02(b)(ii) of the Company Disclosure Schedule, there are no options, warrants, convertible securities, subscriptions, stock appreciation rights, phantom stock plans or stock equivalents or other rights, agreements, arrangements or commitments (contingent or otherwise) obligating the Company to issue or sell any shares of capital stock of, or options, warrants, convertible securities, subscriptions or other equity interests in, the Company.

(c) The designations, powers, preferences, rights, qualifications, limitations and restrictions in respect of each class and series of authorized capital stock of the Company are as set forth in the Charter Documents. Except as set forth in the Charter Documents and as set forth on Section 3.02(c) of the Company Disclosure Schedule, the Company has no obligation to purchase, redeem, exchange, convert or otherwise acquire any of its equity securities or any interest therein or to pay any dividend or make any other distribution in respect thereof.

(d)

(i) Section 3.02(d)(i) of the Company Disclosure Schedule sets forth for each Company Subsidiary (A) its name and jurisdiction of formation and (B) the amount and type of issued and outstanding shares, partnership, limited liability company or other equity interests (together with the names of the holders thereof and the amount held by each such holder). All of the issued and outstanding capital stock, partnership, limited liability company or other equity interests, as the case may be, of the Company Subsidiaries have been duly authorized, validly issued, fully paid and, if applicable, are nonassessable and have not been issued in violation of any preemptive or similar rights. Except as set forth in Section 3.02(d)(i) of the Company Disclosure Schedule, the Company and/or one or more of the Company Subsidiaries has good and valid title to all of the issued and outstanding capital stock, partnership, limited liability company or other equity interests, as the case may be, of each of the Company Subsidiaries, in each case free and clear of all Liens (other than Permitted Encumbrances).

(ii) Except as set forth on Section 3.02(d)(ii) of the Company Disclosure Schedule, there are no outstanding obligations, options, warrants, convertible securities or, to the Knowledge of the Company, other rights, agreements, arrangements or commitments of any kind relating to the capital stock, partnership or other interests, as the case may be, of the Company Subsidiaries. Except as set forth on Section 3.02(d)(ii) of the Company Disclosure Schedule, there are no obligations, rights, agreements, arrangements or commitments of any kind obligating any Company Subsidiary to issue, sell or exchange any shares of capital stock of, or any other interest in, any Company Subsidiary. Except as set forth on Section 3.02(d)(ii) of the Company Disclosure Schedule, there are no outstanding contractual obligations of any Company Subsidiary to repurchase, redeem, exchange, convert or otherwise acquire any shares of capital stock or partnership or other interests in such Company Subsidiaries or to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any other Person. Except as set forth on Section 3.02(d)(ii) of the Company Disclosure Schedule, to the Knowledge of the Company, there are no voting trusts, stockholder agreements, proxies or other agreements or understandings in effect with respect to the voting or transfer of the capital stock, partnership or other interests, as the case may be, of any Company Subsidiary.

(iii) None of the Company Subsidiaries directly or indirectly (A) owns, of record or beneficially, any outstanding voting securities or other interests in any Person or (B) controls any other Person, in each case other than its Subsidiaries.

Section 3.03. Authority for Agreement. The Company has all necessary corporate power and authority to execute and deliver this Agreement and the Ancillary Documents to which it is party, to perform its obligations hereunder and thereunder and to consummate the Merger and the other transactions contemplated by this Agreement and such Ancillary Documents, subject, in the case of the consummation of the Merger, to the adoption of this Agreement by receipt of the Company Required Vote. The execution, delivery and performance by the Company of this Agreement and the Ancillary Documents to which it is party, and the consummation by the Company of the Merger and the other transactions contemplated hereby and thereby, have been duly authorized by all necessary corporate action on the part of the Company, subject, in the case of the consummation of the Merger, to the adoption of this Agreement by receipt of the Company Required Vote. This Agreement and the Ancillary Documents to which the Company is party have been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Merger Sub, constitute the legal, valid and binding obligation of the Company enforceable against the Company in accordance with their respective terms, except as enforcement thereof may be limited against the Company by (a) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws relating to or affecting creditors’ rights generally or general equitable principles (whether considered in a proceeding in equity or at law) or (b) the exercise by courts of equity powers (collectively, the “Bankruptcy and Equity Exception”).

Section 3.04. No Conflict; Required Filings and Consents.

(a) Except as set forth on Section 3.04(a) of the Company Disclosure Schedule, the execution and delivery by the Company of this Agreement and the Ancillary Documents to which it is party do not, and the performance of this Agreement and such Ancillary Documents and the consummation of the transactions contemplated hereby and thereby will not, (i) conflict with or violate any provision of the Charter Documents, or the amended and restated bylaws of the Company, dated as of November 9, 2014 (the “Company Bylaws”), or the certificate of incorporation, bylaws or other equivalent organizational documents of any of the Company Subsidiaries, (ii) subject to the filings and other matters described in Section 3.04(b), conflict with or violate any Law applicable to the Company or any of the Company Subsidiaries or their respective properties or assets in any material respect, (iii) result in the creation or imposition of any Lien upon any of the Company’s or Company Subsidiaries’ properties, assets or any Company Capital Stock or capital stock of any Company Subsidiary or (iv) result in any breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, result in the loss of a benefit under or give to others any right of termination, amendment, acceleration, increased payment or cancellation of any Material Contract, Tenant Lease, Ground Lease or Option Lease, except in the case of clauses (iii) and (iv), for such breaches, defaults or other occurrences which, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect.

(b) The execution and delivery by the Company of this Agreement and the Ancillary Documents to which it is party do not, and the performance of this Agreement and such Ancillary Documents and the consummation of the Merger and the other transactions contemplated hereby and thereby by the Company will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity, except for (i) any applicable requirements of the applicable U.S. federal securities Laws, including the rules and regulations of the Securities and Exchange Commission (the “SEC”) thereunder (collectively, the “Securities Laws”), including, assuming receipt of the Company Required Vote as contemplated herein, the filing and delivery with the SEC and mailing to the holders of Company Capital Stock of an information statement (the “Information Statement”) prepared pursuant to Section 14(c) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), regarding the Merger and the other transactions contemplated hereby (which shall also satisfy the requirements of Section 92A.430 of the NRS), (ii) the filing of the Articles of Merger with the Nevada Secretary of State pursuant to the NRS and (iii) those set forth on Section 3.04(b) of the Company Disclosure Schedule, except, in each case, where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not, individually or in the aggregate, be material to the Company and the Company Subsidiaries taken as a whole, or would not reasonably be expected to impair in any material respect the ability of the Company to perform its obligations hereunder or prevent or materially delay the consummation of the transactions contemplated hereby.

Section 3.05. SEC Filings and Financial Statements; Internal Controls.

(a) Except as set forth on Section 3.05(a) of the Company Disclosure Schedule, the Company has filed with, or furnished to, the SEC all forms, reports, statements, schedules and other materials required to be filed with, or furnished to, the SEC pursuant to the Exchange Act or other Securities Laws since January 1, 2013 (such documents, together with any documents filed or furnished during such period by the Company to the SEC on a voluntary basis on Form 8-K, but excluding any exhibits filed therewith to the extent the information set forth therein is not incorporated by reference into such report, schedule, form, prospectus, registration, proxy or other statement, the “SEC Reports”).

(b) The consolidated financial statements of the Company included in the SEC Reports (including the related notes thereto) (i) have been prepared from the books and records of the Company and the Company Subsidiaries, (ii) comply as to form in all material respects with the published rules and regulations of the SEC with respect thereto, (iii) have been prepared in accordance with United States generally accepted accounting principles (“GAAP”) (except as may be indicated in the notes thereto and except, in the case of unaudited quarterly statements, as permitted by Rule 10-01 of Regulation S-X of the SEC) applied on a consistent basis during the periods involved, and (iv) fairly present in all material respects the consolidated financial position, the consolidated results of operations, the consolidated stockholders’ equity and the consolidated cash flows of the Company and the Company Subsidiaries as of the dates thereof or for the periods presented therein, as applicable (subject, in the case of unaudited quarterly financial statements, to normal year-end adjustments).

(c) Except as set forth on Section 3.05(c) of the Company Disclosure Schedule, since January 1, 2013, the Company has been in material compliance with the provisions of the Sarbanes-Oxley Act of 2002 applicable to the Company. The Company maintains disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the Exchange Act. Such disclosure controls and procedures are effective in providing reasonable assurance that information required to be disclosed by the Company is recorded and reported on a timely basis to the individuals responsible for the preparation of the Company’s filings with the SEC and other public disclosure documents. The Company maintains internal control over financial reporting (as defined in Rule 13a-15 or 15d-15, as applicable, under the Exchange Act). Such internal control over financial reporting is effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

Section 3.06. Information Supplied. None of the information supplied or to be supplied by the Company in writing for inclusion or incorporation by reference in the Information Statement or any other filings required under the Securities Laws relating to the Merger will, at the time such documents are filed with the SEC, at any time such documents are amended or supplemented or at the time such documents are first published, sent or given to the holders of Company Capital Stock, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Information Statement and any other filings required under the Securities Laws relating to the Merger, as the case may be, will comply as to form in all material respects with the Securities Laws. Notwithstanding the foregoing, no representation or warranty is made by the Company with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of Parent or Merger Sub for inclusion or incorporation by reference therein.

Section 3.07. Absence of Certain Changes.

(a) Except as set forth on Section 3.07(a) of the Company Disclosure Schedule, since the Last Balance Sheet Date, the Company and the Company Subsidiaries have conducted their respective businesses only in the ordinary course consistent with past practice.

(b) Since the Last Balance Sheet Date, there has been no event, condition, fact, change, occurrence or effect that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect.

(c) Since the Last Balance Sheet Date, there has not been any action taken or committed to be taken by the Company or any Company Subsidiary which, if taken following the execution of this Agreement, would have required the consent of Parent pursuant to Section 5.01(d) or Section 5.01(m).

Section 3.08. No Undisclosed Liabilities. There are no liabilities of the Company or any of the Company Subsidiaries that, if known, would be required by GAAP to be reflected on a consolidated balance sheet of the Company and the Company Subsidiaries (or in the notes thereto), other than those: (a) incurred by the Company or any of the Company Subsidiaries since the Last Balance Sheet Date in the ordinary course of business consistent with past practice; (b) arising out of or in connection with any matter reflected or reserved against in the consolidated balance sheet of the Company, dated September 30, 2014 and included in the SEC Reports filed prior to the date hereof; (c) incurred in connection with the transactions contemplated hereby or by any Ancillary Document; (d)  described in Section 5.01 of the Company Disclosure Schedule; (e) set forth on Section 3.08 of the Company Disclosure Schedule or (f) liabilities or obligations (whether absolute, accrued, contingent or otherwise) which, individually or in the aggregate, are not material to the Company and the Company Subsidiaries taken as a whole.

Section 3.09. Litigation. Except as set forth on Section 3.09 of the Company Disclosure Schedule, there are no actions, suits, claims, hearings, proceedings, arbitrations, mediations, audits, assessments, inquiries or investigations (whether civil, criminal, administrative or otherwise) (“Actions”) pending or, to the Knowledge of the Company, threatened, against the Company or any Company Subsidiary or any of their respective assets or properties, except, in each case, for those that, individually or in the aggregate, have not been, and would not reasonably be expected to be, material to the Company and the Company Subsidiaries taken as a whole. None of the Company, any of the Company Subsidiaries or any of their respective properties, rights or assets is or are subject to any order, writ, injunction, judgment or decree of any Governmental Entity (an “Order”), except for those that, individually or in the aggregate, have not been, and would not reasonably be expected to be, material to the Company and the Company Subsidiaries taken as a whole.  As of the date of this Agreement, there are no Actions pending or, to the Knowledge of the Company, threatened against the Company or any Company Subsidiary or any Order imposed or binding upon the Company or any Company Subsidiary, in each case, by or before any Governmental Entity, that seeks to enjoin, or would reasonably be likely to have the effect of preventing, making illegal or otherwise interfering with, the Merger or any other transactions contemplated hereby, except for those that, individually or in the aggregate, would not reasonably be expected to impair in any material respect the ability of the Company to perform its obligations hereunder or prevent or materially delay the consummation of the transactions contemplated hereby.

Section 3.10. Compliance with Law; Permits. The businesses of the Company and the Company Subsidiaries are, and since January 1, 2013 have been, conducted in all material respects in compliance with all applicable Laws or Orders, except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and the Company Subsidiaries taken as a whole. The Company and each of the Company Subsidiaries has in full force and effect all licenses, certificates, authorizations, consents, permits, approvals and other similar authorizations of, from or by a Governmental Entity (collectively, “Permits”) necessary for it to own, lease or operate the Tower Sites and to carry on its business as now conducted, and the Company and each of the Company Subsidiaries is in compliance with the terms of such Permits, except for those failures or non-compliances that, individually or in the aggregate, have not had, and would not reasonably be expected to have, a Material Adverse Effect. The Company and each of the Company Subsidiaries make no representation or warranty whatsoever regarding the existence of, status of, or requirement for any Permit relative to the Development Tower Sites, it being understood and acknowledged that the Development Tower Sites are being conveyed as-is, where-is, and with all faults.

Section 3.11. Material Contracts.

(a) Section 3.11 of the Company Disclosure Schedule lists the following Contracts, other than Tenant Leases, Ground Leases, Easements, and Option Leases, to which, as of the date of this Agreement, the Company or any of the Company Subsidiaries is a party or by which any them is bound:

(i) any Contract that is filed or would be required to be filed by the Company as a material contract pursuant to Item 601(b)(10) of Regulation S-K of the SEC;

(ii) any indenture, credit agreement, loan agreement, security agreement, guarantee, note, mortgage or other evidence of Indebtedness;

(iii) any Contract that requires or is reasonably likely to result in (x) annual payments to or from the Company or any of the Company Subsidiaries of more than $100,000 or (y) aggregate payments to or from the Company or any of the Company Subsidiaries of more than $200,000;

(iv) any Contract that prohibits the payment of dividends or distributions in respect of Company Capital Stock or the capital stock or other equity interests of the Company Subsidiaries, prohibits the pledging of Company Capital Stock or the capital stock or other equity interests of any of the Company Subsidiaries or prohibits the issuance of guarantees by the Company or any of the Company Subsidiaries;

(v) any Contract that materially restricts the ability of the Company or any Affiliate thereof to compete in any business or with any Person in any geographical area or to solicit customers, clients or employees, or grants any exclusive rights or any right of first refusal or right of first offer or similar right (including with respect to the sale of any assets of the Company or any Company Subsidiary);

(vi) any Contract relating to any acquisition, divestiture, merger or similar transaction that (A) could result in payments by the Company and the Company Subsidiaries in excess of $1,000,000 or (B) has continuing indemnification, “earn-out” or other contingent payment obligations in excess of $250,000;

(vii) any Contract granting a Lien, other than a Permitted Encumbrance, upon any material asset owned by the Company or any Company Subsidiary;

(viii) any Contract for the lease of any material real or personal property;

(ix) any operations and maintenance agreement or similar agreement;

(x) any construction agreement or similar agreement providing for any payment by the Company or any Company Subsidiary in excess of $500,000;

(xi) any Contract that governs any joint venture, partnership or other cooperative arrangement or any other relationship involving a sharing of profits;

(xii) any Contract providing for the purchase of more than $1,000,000 of Tower Sites;

(xiii) any material Contract relating to Intellectual Property (excluding non-exclusive licenses in the ordinary course of business);

(xiv) any Contracts upon which the Company’s business is substantially dependent or the termination or cancellation of which would reasonably be expected to have a Material Adverse Effect; and

(xv) any outstanding commitment to enter into any Contract of the type described in clauses (i) through (xiv) of this Section 3.11(a).

Each such Contract described in clauses (i) through (xv) is referred to herein as a “Material Contract.”

(b) The Company has previously furnished or made available to Parent true and complete copies of each Material Contract and, except as would not, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect or as set forth on Section 3.11(b) of the Company Disclosure Schedule, (i) subject to the Bankruptcy and Equity Exception, each of the Material Contracts is in full force and effect and is a legal, valid and binding obligation of the Company or the Company Subsidiary party thereto, and is enforceable against the Company or the Company Subsidiary, as applicable, in accordance with its terms, and, to the Knowledge of the Company, is a legal, valid and binding obligation of the other parties thereto, and (ii) there is no default, breach or violation under any Material Contract by the Company or any of the Company Subsidiaries or, to the Knowledge of the Company, by any other party thereto, and no condition exists or event has occurred that with the lapse of time or the giving of notice or both would constitute a default, breach or violation thereunder by the Company or any of the Company Subsidiaries or, to the Knowledge of the Company, by any other party thereto or would permit the termination, modification or acceleration by the other party thereto.

Section 3.12. Tax Matters.

(a) Except as set forth on Section 3.12(a) of the Company Disclosure Schedule, the Company and each of the Company Subsidiaries have prepared and filed all income and other material Tax Returns that they were required to file and all such Tax Returns are true, correct, and complete in all material respects. All material Taxes due and owing by the Company and each of the Company Subsidiaries have been timely paid. There are no Liens for Taxes (other than Taxes not yet due and payable) upon any of the assets of the Company or any of the Company Subsidiaries.

(b) No deficiency with respect to a material amount of Taxes has been proposed, asserted, or assessed in writing against the Company or any of the Company Subsidiaries which has not been fully paid or adequately reserved in accordance with GAAP in the Company’s most recent financial statements.

(c) All material Taxes which the Company and the Company Subsidiaries are obligated to withhold have been properly withheld and fully paid.

(d) None of the Company or any of the Company Subsidiaries have been either a “distributing corporation” or a “controlled corporation” in a distribution occurring during the last three (3) years in which the parties to such distribution treated the distribution as one to which Section 355 of the Code is applicable.

(e) None of the Company or any of the Company Subsidiaries is a party to, is bound by or has any obligation under any material Tax sharing or Tax indemnity agreement.

(f) None of the Company or any of the Company Subsidiaries is or has been a member of any consolidated, combined or unitary Tax Return (other than a group the common parent of which is the Company) or has any material liability for Taxes of any Person (other than the Company or any of the Company Subsidiaries) arising from the application of Treasury Regulation Section 1.1502-6 or any analogous provision of state, local or foreign Law, or as transferee or successor, by Contract or otherwise.

(g) None of the Company or any of the Company Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any period (or any portion thereof) ending after the Closing Date as a result of any (i) installment sale or open transaction disposition made on or prior to the Closing Date, (ii) change in accounting method for a taxable period ending on or prior to the Closing Date, (iii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local, or non-U.S. income Tax Law) executed on or prior to the Closing Date, (iv) prepaid amount received on or prior to the Closing Date, (v) intercompany transactions or any excess loss account described in the Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local, or non-U.S. Tax Law), or (vi) election under Section 108(i) of the Code.

(h) There is no audit or other administrative or court proceeding (including any examination, investigation, dispute or claim) pending with any Governmental Entity concerning any material Tax liability of the Company or any of the Company Subsidiaries either (i) claimed or raised by any authority in writing or (ii) as to which any of the Company or the directors, officers and managers of the Company and the Company Subsidiaries have knowledge based upon personal contact with any agent of such authority. No written claim has been made by any Governmental Entity in a jurisdiction where the Company or any of the Company Subsidiaries do not file a Tax Return that such Person is or may be subject to Taxation by that jurisdiction. None of the Company or any of the Company Subsidiaries have waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to any Tax assessment or deficiency.

(i) Except as set forth on Section 3.12(i) of the Company Disclosure Schedule, none of the Company or any of the Company Subsidiaries is a party to any agreement, contract, arrangement, or plan that has could reasonably be expected to result, separately or in connection with any subsequent event(s), (i) in any payment or benefit that would constitute an “excess parachute payment” within the meaning of Code Section 280G or (ii) in any payment of any amount that will not be fully deductible as a result of Code Section 162(m) (or any comparable provision of state, local or foreign Law). Except as set forth on Section 3.12(i) of the Company Disclosure Schedule, none of the Company or any of the Company Subsidiaries is party to, or is otherwise obligated to gross-up, indemnify or otherwise reimburse any current or former employee, director or independent contractor for any Tax incurred by such current or former employee, director or independent contractor, including under Code Sections 409A or 4999 (or any corresponding provision of state or local Law relating to Tax), or any interest or penalty related thereto. None of the Company or any of the Company Subsidiaries is a party to or bound by any tax allocation or sharing agreement.

(j) None of the Company or any of the Company Subsidiaries is or has been a party to any “listed transaction,” as defined in Code Section 6707A(c)(2) and Treasury Regulation Section 1.6011-4(b)(2).

Section 3.13. Employee Matters; Benefits.

(a) Section 3.13(a) of the Company Disclosure Schedule lists all material Company Plans. Except as set forth on Section 3.13(a) of the Company Disclosure Schedule, the Company has furnished or made available a current, true and complete copy of each Company Plan (or, to the extent no such copy exists, an accurate description of the material terms) and, with respect to any Company Plan, a current, true and complete copy of, to the extent applicable, (i) each trust or other funding arrangement, (ii) each summary plan description and summary of material modifications, (iii) for the three (3) most recent years, the (A) Forms 5500 and attached schedules and (B) annual reports, if any, required under ERISA or the Code, (iv) copies of any final Code Section 280G calculation prepared with respect to any employee, director or independent contractor of the Company in connection with the transactions contemplated by this Agreement (together with the underlying documentation on which such calculation is based) and (v) the most recently received Internal Revenue Service (the “IRS”) determination or opinion letter for each Company Plan intended to qualify under Section 401(a) of the Code.

(b) Neither the Company nor any ERISA Affiliate has ever maintained, sponsored, contributed to or been required to contribute to, or otherwise had any liability or obligation with respect to, any employer pension benefit plan that is a defined benefit plan as defined in Section 3(35) of ERISA or is subject to Title IV or Section 302 of ERISA or Code Sections 412 or 4971. None of the Company Plans is a multi-employer plan (within the meaning of Section 3(37) or 4001(a)(3) of ERISA) and neither the Company nor any ERISA Affiliate had at any time sponsored or contributed to, has been required to contribute to, or otherwise has any liability or obligation with respect to, any multi-employer plan. No Company Plan is a single employer pension plan (within the meaning of Section 4001(a)(15) of ERISA) for which the Company or any Company Subsidiary could incur liability under Section 4063 or 4064 of ERISA. No Company Plan provides retiree health, disability, or life insurance benefits or coverage to any person for any reason, except as may be required by the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, or other applicable Law.

(c) Each Company Plan is now and always has been operated in all material respects in accordance with its terms and the requirements of all applicable Laws, including ERISA and the Code. No action, claim or proceeding is pending or, to the Knowledge of the Company, threatened with respect to any Company Plan (other than claims for benefits in the ordinary course) and, to the Knowledge of the Company, no fact or event exists that could reasonably be expected to give rise to any such action, claim or proceeding. No non-exempt prohibited transaction within the meaning of Section 4975 of the Code or Sections 406 and 407 of ERISA has occurred with respect to any Company Plan. To the Knowledge of the Company, no administrative investigation, audit or other administrative proceeding by the Department of Labor, the Pension Benefit Guaranty Corporation, the IRS or other Governmental Entity are pending, threatened or in progress. For each Company Plan with respect to which a Form 5500 has been filed, no change has occurred with respect to the matters covered by the most recent Form since the date thereof.

(d) Each Company Plan and any corresponding trust intended to qualify under Section 401(a), Section 501(a) or Section 401(k) of the Code is so qualified and has received a favorable determination, opinion, notification or advisory letter from the IRS with respect to the qualification of each such Company Plan and the trust related thereto as to its qualified status under the Code that is currently valid (or an application for such a determination is currently pending before the IRS), and to the Knowledge of the Company no fact or event has occurred since the date of such determination letter or letters from the IRS that could reasonably be expected to cause the revocation of such letter or the loss of such qualification.

(e) Each Company Plan that is or has ever been a “nonqualified deferred compensation plan” within the meaning of Code Section 409A and associated Treasury Department guidance, if any, has been, since January 1, 2005, in operational compliance, and, since January 1, 2009, in documentary compliance, with Section 409A of the Code.

(f) No material strike, work stoppage, slowdown, lockout, arbitration or grievance is pending or, to the Knowledge of the Company, threatened with respect to any of the employees of the Company. No employee of the Company or any of the Company Subsidiaries is party to a collective bargaining agreement, nor is any such agreement presently being negotiated by the Company or any of the Company Subsidiaries. The Company and the Company Subsidiaries are in compliance in all material respects with all applicable federal, state, local and foreign laws and regulations relating to employment. Except as set forth on Section 3.13(f) of the Company Disclosure Schedule, neither the execution and delivery of this Agreement, nor the consummation of the transactions contemplated hereby (whether alone or in connection with any subsequent event(s)), could reasonably be expected to: (i) result in any payment or benefit (including severance or unemployment compensation) becoming due to any employee, officer, director, manager or independent contractor of the Company or any of the Company Subsidiaries, (ii) increase the amount of any compensation or benefits otherwise payable under any Company Plan or other arrangement, (iii) result in the acceleration of the time of payment, vesting or funding of any benefits, (iv) otherwise give rise to any material liability under any Company Plan, (v) limit or restrict the right to amend, terminate or transfer the assets of any Company Plan on or following the Closing Date, or (vi) directly or indirectly cause the Company to transfer or set aside any assets to fund any Company Plan.

Section 3.14. Environmental Compliance.

(a) Except as set forth on Section 3.14(a) of the Company Disclosure Schedule:

(i) the Company and the Company Subsidiaries are in material compliance with all, and have not violated in any material respect any, applicable Environmental Laws;

(ii) the Company and the Company Subsidiaries (excluding independent contractors or service providers) have not caused any release or threatened release and, to the Knowledge of the Company, there has been no other release or threatened release of, any pollutant, substance, contaminant or toxic or hazardous material, chemical, waste, or petroleum or any fraction thereof, including petroleum products, polychlorinated biphenyls, or asbestos, that is defined or regulated as a pollutant or contaminant or as hazardous, toxic, dangerous, or terms of similar meaning by or pursuant to any Environmental Law (each a “Hazardous Substance”) on, upon, into or from any Tower Site or Leased/Owned Development Tower Site during the Company’s or any Company Subsidiary’s ownership or operation of such Tower Site or Leased/Owned Development Tower Site and, to the Knowledge of the Company, at any time prior thereto;

(iii) neither the Company nor any Company Subsidiary has used, stored, managed, treated, released, disposed of, or arranged for the disposal of, any Hazardous Substance in a manner that could result in any material impact on the Company or any Company Subsidiary;

(iv) neither the Company nor any Company Subsidiary has received any written notice that it is a “potentially responsible party” under any Environmental Law or that the Company or any Company Subsidiary is in violation of any Environmental Law or has any liability under or pursuant to any Environmental Law or regarding any Hazardous Substance;

(v) no Tower Site or Leased/Owned Development Tower Site is currently or, to the Knowledge of the Company, has ever been designated, under any Environmental Law as a treatment, storage and/or disposal facility, nor has the Company or any Company Subsidiary or, to the Knowledge of the Company, any other Person ever applied for a Permit or other authorization from a Governmental Entity designating any Tower Site or Leased/Owned Development Tower Site as a treatment, storage or disposal facility, under any Environmental Law; and

(vi) neither the Company nor any Company Subsidiary has assumed or retained, by Contract or operation of law, any liabilities or other obligations under or regarding any Environmental Law or regarding any Hazardous Substance that could result in any material impact on the Company or any Company Subsidiary.

(b) Section 3.14(b) of the Company Disclosure Schedule sets forth each report of any Phase I or Phase II or other environmental site assessment, environmental audit, environmental investigation, or other environmental review regarding any Tower Site that has been obtained by, or is otherwise in the possession or control of, the Company or any Company Subsidiary. The Company has provided or made available to Parent true and complete copies of each such report and any reports that it has in its possession or, to the Knowledge of the Company, within its control, with respect to any of the Development Tower Sites.

Section 3.15. Insurance. Set forth on Section 3.15 of the Company Disclosure Schedule is an accurate and complete list of (x) all insurance policies and insurance bonds which cover the Company and the Company Subsidiaries or their businesses, properties, assets or employees, other than Title Insurance Policies (the “Insurance Policies”) and (y) all Title Insurance Policies. The Insurance Policies are valid, binding and enforceable, all premiums thereon have been paid, and the Company and the Company Subsidiaries are otherwise in compliance with the terms and provisions of the Insurance Policies. The Company does not have any fronting or self-insured insurance policies and none of the Insurance Policies are subject to retrospective premium adjustments. Except as set forth on Section 3.15 of the Company Disclosure Schedule, the Company and the Company Subsidiaries have not received any notice of cancellation or notice of any amendment (including any premium increase) for any of the Insurance Policies. None of the Company or any of the Company Subsidiaries has received any correspondence or communication, and to the Knowledge of the Company, there is no basis for any correspondence or communication, from any of the insurance companies who issued the Insurance Policies denying coverage or reserving rights under any such Insurance Policies. The Company and each of the Company Subsidiaries has timely submitted all claims under the Insurance Policies, and all such submissions have been true and correct as and when submitted, and supplemented to the extent necessary to avoid any denial or reduction in coverage. The Company and each of the Company Subsidiaries has submitted to the appropriate insurance company all notices of circumstances with respect to any matters or set of facts that could become a claim under any of the Insurance Policies. Section 3.15 of the Company Disclosure Schedule sets forth an accurate and complete list as of the date of this Agreement of all pending claims and the claims history of the Company and the Company Subsidiaries during the past three (3) years, including with respect to insurance obtained but not currently maintained.

Section 3.16. Title to Assets.

(a) Owned Property. Section 3.16(a) of the Company Disclosure Schedule sets forth a true, correct and complete list of all real property and interests in real property owned in fee by the Company or any of the Company Subsidiaries (collectively, the “Owned Real Property”), identifying the record owner and address thereof. Other than the Owned Real Property, neither the Company nor any of the Company Subsidiaries owns a fee interest in any real property. Except as set forth on Section 3.16(a) of the Company Disclosure Schedule, either the Company or a Company Subsidiary has good and marketable title in fee simple to all Owned Real Property free and clear of all Liens except for: (i) mechanics’, carriers’, workmen’s, warehousemen’s, repairmen’s or other like Liens imposed by applicable Law arising or incurred in the ordinary course of business or for amounts not yet past due or being diligently contested in good faith, if reserves of appropriate provisions shall have been made therefor; (ii) Liens for Taxes, assessments and other governmental charges and levies that are not due and payable or that may thereafter be paid without interest or penalty; (iii) Liens affecting the interest of the grantor of any easements benefiting any Owned Real Property or leased real property which were not granted by or consented to by the Company or any of the Company Subsidiaries; (iv) Liens that secure indebtedness under the Company’s Credit Agreement on the Owned Real Property or leased real property, which shall be released at Closing upon the payment of the Payoff Amount; (v) Liens, imperfections, minor defects or irregularities in title, easements, claims, rights-of-way, covenants, restrictions, reversionary interests, and other similar matters that would not, individually or in the aggregate, reasonably be expected to materially impair the continued use and operation of the assets to which they relate in the business of the Company and the Company Subsidiaries as presently conducted; (vi) zoning, building and other similar codes and regulations which are not violated by the current use and occupancy of the assets subject thereto; (vii) Liens arising in the ordinary course of business under worker’s compensation, unemployment insurance, social security, retirement and similar legislation; (viii) other statutory Liens securing payments not yet due; (ix) purchase money Liens and Liens securing rental payments under capital lease arrangements that secure or are related to indebtedness reflected in the SEC Reports; (x) mortgages, deeds of trust, security interests or other Liens that secure or are related to indebtedness reflected in the SEC Reports; (xi) any non-monetary matters recorded in the public records or that would be disclosed by a current, accurate survey, a railroad valuation map or physical inspection of the assets to which they relate, provided that any such matters do not and would not, individually or in the aggregate, reasonably be expected to materially impair the continued use and operation of the assets to which they relate in the business of the Company and the Company Subsidiaries as presently conducted; (xii) Liens pursuant to Tenant Leases for which there exists no default; (xiii) those matters appearing on the Title Insurance Policies and (xiv) other Liens, if any, arising in the ordinary course of business which do not impair the continued use and operation of the assets to which they relate in the business of the Company and the Company Subsidiaries as presently conducted (collectively, “Permitted Encumbrances”). To the Knowledge of the Company, there is no pending legal proceeding to take by eminent domain any material part of any Owned Real Property, and neither the Company nor any of the Company Subsidiaries has received written notice of any threatened legal proceeding to take by eminent domain any material part of any Owned Real Property.

(b) Personal Property. Except as set forth on Section 3.16(b) of the Company Disclosure Schedule, the Company or a Company Subsidiary has good and marketable title to all personal property owned by them which is material to the business of the Company and the Company Subsidiaries, taken as whole, in each case free and clear of all Liens, other than Permitted Encumbrances and Liens that would not, individually or in the aggregate, reasonably be expected to materially impair the continued use and operation of the personal property to which they relate in the business of the Company and the Company Subsidiaries as presently conducted.

(c) Leased Property. Except for the Tenant Leases, the Ground Leases, the Easements and the Option Leases, or any other agreement with respect to the Development Tower Sites and as set forth on Section 3.16(c) of the Company Disclosure Schedule, none of the Company or any of the Company Subsidiaries has any leasehold, license, easement and/or other possessory interest in any real property, whether as lessor or lessee, sublessor or sublessee and/or licensor or licensee.

Section 3.17. Intellectual Property. Section 3.17 of the Company Disclosure Schedule lists all Intellectual Property registrations and applications and material unregistered Intellectual Property owned by the Company and the Company Subsidiaries. Such items are valid and subsisting and solely owned by the Company or a Company Subsidiary, as applicable, free and clear of all Liens other than Permitted Encumbrances. The Company and the Company Subsidiaries own, possess, license or have other rights to use all foreign and domestic patents, patent applications, trade and service marks, trade and service mark registrations, trade names, copyrights, licenses, inventions, trade secrets, technology, Internet domain names, know-how and other intellectual property (collectively, “Intellectual Property”) necessary for the conduct of their respective businesses as now conducted. Except as set forth in the SEC Reports and except where such violations or infringements would not have, either individually or in the aggregate, a Material Adverse Effect: (a) there are no rights of third parties to any such Intellectual Property; (b) to the Knowledge of the Company, there is no infringement by third parties of any such Intellectual Property; (c) there is no pending or, to the Knowledge of the Company, threatened Action by others challenging the Company’s and the Company Subsidiaries’ rights in or to any such Intellectual Property, and to the Knowledge of the Company, there are no facts which would form a reasonable basis for any such claim; (d) there is no pending or, to the Knowledge of the Company, threatened Action by others challenging the validity or scope of any such Intellectual Property; (e) there is no pending or, to the Knowledge of the Company, threatened Action by others that the Company and/or any of the Company Subsidiaries infringes or otherwise violates any patent, trademark, copyright, trade secret or other Intellectual Property of others, and to the Knowledge of the Company, there is no other fact which would form a reasonable basis for any such Action; and (f) there have been no material breaches or violations of the Company’s and the Company Subsidiaries’ material information technology systems and software (and the data contained therein).

Section 3.18. Utilities and Access. To the Knowledge of the Company, the utility services currently available to the Tower Sites are adequate for the present use of the Tower Sites and are being supplied by utility companies pursuant to contracts or tariffs that are valid and enforceable against the Company, and no Action is pending or, to the Knowledge of the Company, threatened, nor, to the Knowledge of the Company, is any fact, event or circumstance existing or potentially existing, which, individually or in the aggregate, would result in the termination of the present access from the Tower Sites to such utility services. To the Knowledge of the Company, the Company or a Company Subsidiary has obtained all easements and rights-of-way that are reasonably necessary for ingress and egress to and from each Owned Real Property and each Tower Site that is the subject of a Ground Lease or Option Lease, and no Action is pending or, to the Knowledge of the Company, threatened, nor, to the Knowledge of the Company, is any fact, event or circumstance existing or potentially existing, which, individually or in the aggregate, would have the effect of terminating or limiting such access.

Section 3.19. Ground Leases; Option Leases. Section 3.19 of the Company Disclosure Schedule sets forth each Ground Lease and Option Lease. The Company has provided or made available to Parent true and complete copies of each Ground Lease and Option Lease related to the Tower Sites. The Company makes no representation regarding the existence or enforcement of any Contract with regard to the Development Tower Sites that would otherwise constitute a Ground Lease or Option Lease hereunder. The Company or a Company Subsidiary has good and valid leasehold title to the real property subject to the Ground Leases and the Improvements on any Tower Sites, free and clear of all Liens other than Permitted Encumbrances. (a) The Ground Leases and Option Leases in connection with Tower Sites are in full force and effect, enforceable in accordance with their terms, and valid and binding on the parties thereto, except as enforceability may be limited by the Bankruptcy and Equity Exception; (b) the Company or a Company Subsidiary is in actual possession of the leased premises under the Ground Leases; (c) the Company or a Company Subsidiary has paid or cause to be paid the rent set forth in the Ground Leases on a current basis and there are no past due amounts for rent or other fees or charges or unpaid deposits or claims against any deposits and neither the Company nor any Company Subsidiary is obligated to pay any additional rent, charges or other amounts to any of the Ground Lessors for any period subsequent to the Closing Date; (d) the Company has not received written notice from or given written notice to any Ground Lessor claiming that such Ground Lessor or the Company or the Company Subsidiary party thereto is in material default under any Ground Lease, which has not been cured, and, to the Knowledge of the Company, there is no event which, with the giving of notice or the passage of time or both, would constitute such a material default; (e) neither the Company nor any Company Subsidiary nor any other party to a Ground Lease has violated in any material respect any provision of, or committed or failed to perform any act that, with or without notice, lapse of time or both, would constitute a default under the provisions of such Ground Lease; and (f) the Company has not received written notice from or given written notice to any other party to an Option Lease for a Tower Site of the termination of such Option Lease.

Section 3.20. Easements. Section 3.20 of the Company Disclosure Schedule sets forth each Easement relating to the Tower Sites other than (a) those which neither the Company nor any Company Subsidiary has any ongoing financial obligation for rent or other use charges, or (b) those which are non-exclusive. The Company has provided or made available to Parent true and complete copies of the documents governing each Easement. The Company or a Company Subsidiary has a good and valid right to use, possess, occupy or access the real property subject to the Easements and the Improvements thereon, each of which is free and clear of all Liens other than Permitted Encumbrances. The Company has not given written notice to or received written notice from any Person claiming that the Company or the Company Subsidiary granted such Easement is in default under any Easement, which has not been cured, and, to the Knowledge of the Company, there is no event which, with the giving of notice or the passage of time or both, would constitute such a default. Furthermore, (i) each Easement is in full force and effect, enforceable in accordance with its terms, and valid and binding on the parties thereto, and has not been materially amended or modified; (ii) the Company or one of the Company Subsidiaries is in actual possession of the easement area under each of the Easements; and (iii) neither the Company nor any Company Subsidiary is obligated to pay any rent, charges or other amounts under any of the Easements for any period subsequent to the Closing Date.

Section 3.21. Tenant Leases. Section 3.21 of the Company Disclosure Schedule sets forth a list of each Tenant Lease. The Company has provided or made available to Parent true and complete copies of each Tenant Lease. The Tenant Leases and the Improvements thereon are free and clear of all Liens other than Permitted Encumbrances. (a) Each Tenant Lease entered into by the Company or a Company Subsidiary has been duly authorized, executed and delivered by the Company or a Company Subsidiary, and to the Knowledge of the Company, each of the other parties thereto and is in full force and effect, enforceable in accordance with its terms, and is valid and binding on the parties thereto, except as enforceability may be limited by the Bankruptcy and Equity Exception; (b) each existing Tenant has accepted possession of its premises under its Tenant Lease; (c) the Company or one of the Company Subsidiaries enjoys peaceful and undisturbed possession of the real property encumbered by the Tenant Leases; (d) the Company is collecting or causing to be collected the rent set forth in each Tenant Lease on a current basis and there are no past due or prepaid amounts thereunder; (e) neither the Company nor any Company Subsidiary nor any other party to a Tenant Lease, has violated in any material respect any provision of, or committed or failed to perform any act that, with or without notice, lapse of time or both, would constitute a default under the provisions of such Tenant Lease; (f) the Company has not given written notice to any Tenant claiming that the Tenant is in default under its Tenant Lease, which has not been cured, and, to the Knowledge of the Company, there is no event which, with the giving of notice or the passage of time or both, would constitute such a default; (g) the Company has not received written notice from any Tenant claiming that the Company is in default under the Tenant Lease, or claiming that there are defects in the Improvements, which default or defect remains in any manner uncured; (h) the Company has not received written notice from any Tenant asserting any claims, offsets or defenses of any nature whatsoever to the performance of its obligations under its Tenant Lease and, to the Knowledge of the Company, there is no event which, with the giving of notice or the passage of time or both, would constitute the basis of such claim, offset or defense; (i) the Company has not received or given written notice of cancellation, termination, non-renewal or rejection in bankruptcy of any Tenant Lease; and (j) other than the Tenant Leases, to the Knowledge of the Company, there are no leases, subleases, licenses or other occupancy agreements (written or oral) which grant any possessory interest in or to the Tower Sites or the Improvements thereon, or which grant other rights with respect to the use of any of the Tower Sites or Improvements thereon.

Section 3.22. Acquisition Pipeline. As of the date of this Agreement, the Company is not a party to any definitive written agreements relating to the acquisition by the Company or any of the Company Subsidiaries of (a) any property that, upon such acquisition, would become an Owned Site or a Ground Lease, or (b) any ownership interests in any entity that owns, leases or operates any property that, upon such acquisition, would become an Owned Site or a Ground Lease, in each case, with respect to any such agreements (or group of related agreements) relating to the acquisition of property or ownership interests with a value in excess of $100,000.

Section 3.23. Per Tower Data. Section 3.23 of the Company Disclosure Schedule was derived from the books, records and processes of the Company maintained in the ordinary course of business and consistent with past practice and in accordance with industry standards, and sets forth the following items with respect to each Tower Site as of the date of this Agreement:

(a) each Tower, address, approximate height and Tower-type category;

(b) the Tenant Lease number and the identity of each subtenant to the Tower of such Tower Site and the periodic net revenue currently being billed related to the subtenants on the Tower of such Tower Site along with the commencement date of the Tower lease and the frequency, basis of calculation (either fixed amount or percentage) and amount of any rent escalation clauses associated with the Tenant Lease; and

(c) the periodic amount of ground lease expense currently paid by the Company.

Section 3.24. Related Party Transactions. Except as set forth on Section 3.24 of the Company Disclosure Schedule, (a) none of the Series A Holders, any record or beneficial owner of more than five percent (5%) of any class or series of Company Capital Stock nor any of their respective controlled Affiliates (other than the Company and the Company Subsidiaries) is a party to any Contract with the Company or any of the Company Subsidiaries and (b) none of the officers, directors or managers of either the Company or any of the Company Subsidiaries (i) owns any interest in, directly or indirectly, in whole or in part, any property, asset or right which is used in the business of the Company and the Company Subsidiaries, (ii) has outstanding Indebtedness or similar obligations to the Company or any Company Subsidiary, (iii) owns a material interest in, directly or indirectly, or is a manager, director, officer, employee, partner or consultant of any competitor, supplier, customer, distributor, lessor, tenant, creditor or debtor of the Company or any Company Subsidiary or (iv) directly or indirectly has an interest in or is a party to any Contract with the Company or any Company Subsidiary.

Section 3.25. Opinion of Financial Advisor. The Special Committee has received the opinion of Duff & Phelps, LLC, dated as of March 19, 2015, to the effect that, as of such date, and based upon and subject to the assumptions and limitations contained therein, the consideration to be received by the public stockholders of the Company (other than Parent and affiliates of Parent and the Series A Holders) and affiliates of the Series A Holders in the Transactions is fair from a financial point of view to such stockholders (without giving effect to any impact of the Transactions on any particular stockholder other than in its capacity as a stockholder). A copy of such opinion shall be delivered to Parent solely for informational purposes as promptly as practicable following the execution of this Agreement. Such opinion has not been withdrawn or revoked or otherwise modified in any material respect prior to the execution and delivery of this Agreement. The Company has been authorized by Duff & Phelps LLC to permit the inclusion of such opinion in the Information Statement.

Section 3.26. Brokers. Other than Duff & Phelps, LLC and Duff & Phelps Securities, LLC, no broker, finder or investment banker is entitled to any broker’s, finder’s or financial advisor’s fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of the Company or the Special Committee. Other than the payment of any Transaction Costs due at or promptly after Closing pursuant to the engagement or other agreements between the Company, any Company Subsidiary, the Company Board or the Special Committee and any broker, finder or investment banker (the “Engagement Letters”), neither the Company nor any of the Company Subsidiaries will have any ongoing obligations or liabilities pursuant to the Engagement Letters after the Effective Time, other than customary indemnification obligations.

Section 3.27. Takeover Statutes. Assuming the accuracy of the representation and warranty made in Section 4.09(a), the Company has taken all actions necessary to render the restrictions of any “business combination”, “fair price”, “moratorium”, “control share acquisition” or other similar anti-takeover statute or regulation, including Sections 78.378 – 78.3793 of the NRS and Sections 78.411-78.444 of the NRS (each, a “Takeover Statute”), or any anti-takeover provision in the Charter Documents or the Company Bylaws, inapplicable to the Merger, the Ancillary Documents or the other transactions contemplated hereby or thereby.

Section 3.28. No Other Representations or Warranties. Except for the representations and warranties made by the Company in this ARTICLE III, neither the Company nor any other Person makes any other express or implied representation or warranty with respect to the Company or any of the Company Subsidiaries or their respective businesses, operations, assets, liabilities, condition (financial or otherwise) or prospects, notwithstanding the delivery or disclosure to Parent, Merger Sub or any of their respective Affiliates or Representatives of any documentation, forecasts or other information with respect to any one or more of the foregoing.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub hereby jointly and severally represent and warrant to the Company and to the Series A Holders, as follows:

Section 4.01. Corporate Organization.  Parent is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware.  Merger Sub is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Nevada.  Each of Parent and Merger Sub has the requisite power and authority to carry on its business as it is now being conducted. Each of Parent and Merger Sub is duly qualified or licensed and in good standing to do business (where such concept is recognized under applicable Law) in each jurisdiction where such qualification or licensing is necessary, except for such failures to be so qualified or licensed and in good standing that, individually or in the aggregate, would not reasonably be expected to materially delay or materially impair the ability of Parent or Merger Sub to consummate the transactions contemplated by this Agreement.

Section 4.02. Authority for this Agreement.  Each of Parent and Merger Sub has all necessary power and authority to execute and deliver this Agreement and the Ancillary Documents to which it is party, to perform its respective obligations hereunder and thereunder and to consummate the Merger and other transactions contemplated by this Agreement and such Ancillary Documents. The execution, delivery and performance by Parent and Merger Sub of this Agreement and the Ancillary Documents to which each is a party, and the consummation by each of them of the Merger and the other transactions contemplated hereby and thereby, have been duly authorized by all necessary limited liability or corporate action on the part of each of Parent and Merger Sub, and no other corporate or limited liability company proceedings, and no other votes or approvals of any class of capital stock of Parent or Merger Sub, are necessary to authorize this Agreement or the Ancillary Documents or to consummate the Merger or the other transactions contemplated hereby or thereby. This Agreement and the Ancillary Documents to which Parent and Merger Sub are party have been duly executed and delivered by each of Parent and Merger Sub and, assuming the due authorization, execution and delivery by the Company, constitute the legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with their respective terms, except as enforceability thereof may be limited against Parent or Merger Sub by the Bankruptcy and Equity Exception.

Section 4.03. No Conflict; Required Filings and Consents.

(a) The execution and delivery by Parent and Merger Sub of this Agreement and the Ancillary Documents to which Parent and Merger Sub are party do not, and the performance of this Agreement and such Ancillary Documents and the consummation of the transactions contemplated hereby and thereby will not, (i) conflict with or violate any provision of the organizational documents of Parent or Merger Sub, (ii) subject to the filings and other matters described in Section 4.03(b), conflict with or violate any Law applicable to any of Parent or Merger Sub or their respective properties or assets in any material respect, (iii) result in the creation or imposition of any Lien upon any of Parent’s or Merger Sub’s properties, assets or equity interests, or (iv) result in any breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, result in the loss of a benefit under or give to others any right of termination, amendment, acceleration, increased payment or cancellation of any material Contract to which any of Parent or Merger Sub is a party, except in the case of clauses (iii) and (iv), for such breaches, defaults or other occurrences which, individually or in the aggregate, would not reasonably be expected to impair in any material respect the ability of Parent or Merger Sub to perform its obligations hereunder or prevent or materially delay the consummation of the transactions contemplated hereby.

(b) The execution and delivery by Parent and Merger Sub of this Agreement and the Ancillary Documents to which Parent and Merger Sub are party do not, and the performance of this Agreement and such Ancillary Documents and the consummation of the Merger and the other transactions contemplated hereby and thereby by Parent and Merger Sub will not, require any material consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity, except for (i) any applicable requirements of the Securities Laws, including, assuming receipt of the Company Required Vote as contemplated herein, the filing and delivery with the SEC and mailing to the holders of Company Capital Stock of the Information Statement prepared pursuant to Section 14(c) of the Exchange Act, regarding the Merger and the other transactions contemplated hereby (which shall also satisfy the requirements of Section 92A.430 of the NRS), and (ii) the filing of the Articles of Merger with the Nevada Secretary of State pursuant to the NRS.

Section 4.04. Information Supplied.  None of the information supplied or to be supplied by Parent or Merger Sub in writing for inclusion or incorporation by reference in the Information Statement or any other filings required under the Securities Laws relating to the Merger will, at the time such documents are filed with the SEC, at any time such documents are amended or supplemented or at the time such documents are first published, sent or given to the holders of Company Capital Stock, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, no representation or warranty is made by Parent or Merger Sub with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of the Company or the Series A Holders expressly for inclusion or incorporation by reference therein.

Section 4.05. Brokers.  No broker, finder or investment banker is entitled to any broker’s, finder’s or financial advisor’s fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of Parent or Merger Sub.

Section 4.06. Financial Capability; No Financing Condition.  Parent has access to and will continue to have access to at all times, and will cause Merger Sub to have, prior to and at the Effective Time, (a) sufficient sources of immediately available funds to pay all amounts required to be paid by Parent or Merger Sub pursuant to this Agreement and the transactions contemplated hereby, on the terms and conditions set forth herein, including the Merger Consideration and Parent’s and Merger Sub’s costs and expenses in connection herewith and (b) the resources and capabilities (financial or otherwise) to perform its obligations hereunder. Parent has not incurred any obligation, commitment, restriction or liability of any kind, which would impair or adversely affect such resources and capabilities. Parent understands that its obligations to effect the Merger and the other transactions contemplated hereby are not conditioned upon the availability to Parent of financing.

Section 4.07. Merger Sub. Merger Sub is a wholly-owned Subsidiary of Parent.  Merger Sub was formed specifically for the transactions contemplated hereby and has conducted no operations and incurred no liabilities or obligations other than in connection with its formation and the transactions contemplated hereby.

Section 4.08. Litigation. As of the date of this Agreement, there are no Actions pending or, to the knowledge of Parent, threatened against Parent or Merger Sub or any Order imposed or binding upon Parent or Merger Sub, in each case, by or before any Governmental Entity, that seeks to enjoin, or would reasonably be likely to have the effect of preventing, making illegal or otherwise interfering with, the Merger or any other transactions contemplated hereby, except for those that, individually or in the aggregate, would not reasonably be expected to impair in any material respect the ability of Parent or Merger Sub to perform its obligations hereunder or prevent or materially delay the consummation of the transactions contemplated hereby.

Section 4.09. Ownership of Company Shares; Investment Intention.

(a) None of Parent or Merger Sub or any of their respective controlled Affiliates beneficially owns (as defined in Rule 13d-3 of the Exchange Act) any Company Capital Stock.

(b) None of Parent, Merger Sub or any of their respective controlled Affiliates has used, is using, or has any current intention to use, any Tower Assets or any similar tower site or asset other than for rental to third parties or investment purposes.

Section 4.10. Independent Decisions; No Other Company Representations or Warranties.  Each of Parent and Merger Sub: (a) is represented by competent legal counsel; (b) has knowledge and experience in financial and business matters; (c) has the capability of evaluating the merits and risks of investing in the Company and the Company Subsidiaries; (d) is not in a disparate bargaining position with the Company or the Series A Holders; and (e) has conducted its own independent review and analysis of the businesses, assets, condition, operations and prospects of the Company and the Company Subsidiaries.  Parent and Merger Sub acknowledge that they and their Representatives have (i) been permitted reasonable access to such books and records, facilities, equipment, Contracts and other assets of the Company and the Company Subsidiaries which they and their Representatives have desired or requested to see and/or review and (ii) had reasonable opportunities to meet with the officers and employees of the Company and the Company Subsidiaries and to discuss the business and assets of the Company.  Except for the representations and warranties set forth in ARTICLE III, Article IV of the Indemnification Agreement or in the officer’s certificates delivered pursuant to Section 6.02(a) or (b), Parent and Merger Sub hereby acknowledge that none of the Company, any Company Subsidiary, the Series A Holders or any of their respective shareholders, members, directors, officers, managers, employees, Affiliates, advisors, agents or Representatives, nor any other Person, has made or is making any other express or implied representation or warranty with respect to the Company or any Company Subsidiary or their respective businesses or operations, including with respect to any information provided or made available to Parent or Merger Sub.

Section 4.11. Non-Reliance on Company Estimates, Projections, Forecasts, Forward-Looking Statements and Business Plans.  In connection with the due diligence investigation of the Company by Parent and Merger Sub, Parent and Merger Sub have received and may continue to receive from the Company or its Representatives certain estimates, projections, forecasts and other forward-looking information, as well as certain business plan information, regarding the Company and/or the Company Subsidiaries and their business and operations.  Parent and Merger Sub hereby acknowledge that there are uncertainties inherent in attempting to make such estimates, projections, forecasts and other forward-looking statements, as well as in such business plans, with which Parent and Merger Sub are familiar, that Parent and Merger Sub take full responsibility for making their own evaluation of the adequacy and accuracy of all estimates, projections, forecasts and other forward-looking information, as well as such business plans, so furnished to them (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, forward-looking information or business plans), and that Parent and Merger Sub will have no claim against the Company or any of the Company Subsidiaries, or any of their respective shareholders, members, directors, officers, managers, employees, Affiliates, advisors, agents or Representatives, with respect thereto.

ARTICLE V

COVENANTS AND OTHER AGREEMENTS

Section 5.01. Conduct of Business of the Company. From the date of this Agreement until the Effective Time (or such earlier date on which this Agreement may be terminated pursuant to Section 7.01), unless Parent shall otherwise consent in writing (such consent not to be unreasonably withheld, conditioned or delayed) or except as set forth in Section 5.01 of the Company Disclosure Schedule or as otherwise expressly permitted, contemplated or required by this Agreement or required by applicable Law, the Company shall, and shall cause each of the Company Subsidiaries to (i) conduct its business in all material respects in the ordinary course of business consistent with past practice, including maintaining its Tower Assets, (ii) use commercially reasonable efforts to preserve intact the business organization of the Company and the Company Subsidiaries, and to preserve the current relationships of the Company and the Company Subsidiaries with Governmental Entities, customers, suppliers and other Persons with which the Company or any Company Subsidiary has material business relationships and (iii) if applicable, use any proceeds of insurance recovered to repair or replace any Tower Assets in the event of any damage, loss, destruction or theft to such Tower Assets (provided that the Company shall not be required to make any such repairs or replacement in the event that no insurance proceeds are recovered and, provided, further, that the Merger Consideration shall not be subject to reduction for any such damage, loss, destruction or theft).  In addition to and without limiting the generality of the foregoing, except as required by applicable Law or expressly contemplated by this Agreement or as set forth in Section 5.01 of the Company Disclosure Schedule, from the date of this Agreement until the Effective Time (or such earlier date on which this Agreement may be terminated pursuant to Section 7.01), without the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed), the Company shall not, and shall cause the Company Subsidiaries not to:

(a) make, adopt or propose any change to the Charter Documents or Company Bylaws or organizational documents of a Company Subsidiary;

(b) (i) declare, set aside, make or pay any dividend or other distribution (whether in cash, stock or property) in respect of any of its capital stock or other equity interests (other than dividends or distributions declared, set aside, made or paid by any wholly-owned Company Subsidiary to the Company or to another wholly-owned Company Subsidiary or to the Series A Holders pursuant to the Charter Documents, which in the case of any cash dividends or distributions shall be paid prior to the Closing), (ii) split, combine, subdivide or reclassify any of its capital stock or other equity interests or issue or propose or authorize the issuance of any other securities (including options, warrants or any similar security exercisable for, convertible into, or denominated with reference to, such other security) in respect of, in lieu of, or in substitution for, shares of its capital stock, or (iii) repurchase, redeem or otherwise acquire any shares of the capital stock or other equity interests of the Company or any of the Company Subsidiaries, or any other rights, warrants or options to acquire any such shares or interests except for purchases, redemptions or other acquisitions of capital stock or other securities required (or permitted in connection with any net share settlement or Tax withholding) by the terms of any Company Plans or any award thereunder;

(c) issue, sell, grant, pledge or otherwise encumber any shares of its capital stock or other securities (including any options, restricted stock, restricted stock units, performance units, warrants or any similar security exercisable for, or convertible into, such capital stock or similar security) other than additional shares of Series A Preferred Stock to the Series A Holders pursuant to the Charter Documents or the issuance to the Series A Holders of additional shares of Series A Preferred Stock or promissory notes on terms no less favorable to the Company than the Notes, in each case solely for fair value and solely for the purpose of financing the ongoing operating expenses of the Company and the Company Subsidiaries and other actions the Company is permitted to take without the consent of Parent pursuant to this Section 5.01, payments required in connection with the Development Tower Sites, and payment obligations with respect to out-of-pocket costs, fees and expenses incurred by the Company and the Company Subsidiaries arising in connection with or related to this Agreement, the Ancillary Documents or the consummation of the transactions contemplated hereby and thereby, prior to the Closing;

(d) acquire, by merger, consolidation, acquisition of stock or assets, or otherwise, any business or Person or division thereof, or acquire any Tower Assets that fulfill the Outside OCB Criteria;

(e) (i) sell, lease, license, subject to a Lien (other than Permitted Encumbrances or transfers between or among the Company and/or any wholly-owned Company Subsidiaries), or otherwise surrender, relinquish, allow to lapse or expire or dispose of any properties or assets (tangible or intangible) with a value or purchase price in the aggregate in excess of $100,000, other than in the ordinary course of business consistent with past practice or the transfer of any properties or assets to the Company or a wholly-owned Company Subsidiary or (ii) take any other action intended to convert any long-term asset of the Company or any Company Subsidiary into a Current Asset;

(f) except as otherwise permitted by this Agreement (including with respect to the acquisition of Tower Assets pursuant to subclause (d) above), make any capital expenditures or commitments that will create or result in commitments in respect of capital expenditures in excess of the limitations set forth in Schedule 8.09(a)(ii); provided, however, that the Company shall be permitted to make expenditures or commitments that exceed those set forth in Schedule 8.09(a)(ii) (i) by an amount not to exceed $50,000 with respect to any individual Tower Site or Tower Development Site and (ii) by an amount not to exceed (x) $300,000 in the aggregate with respect to all Tower Sites and Development Tower Sites if the Closing occurs within ninety (90) days of the date of this Agreement or (y) $500,000 in the aggregate with respect to all Tower Assets and Development Tower Sites if the Closing has not occurred within ninety (90) days of the date of this Agreement;

(g) (i) make any loans, advances or capital contributions to, or investments in, any Person other than (x) loans, advances or capital contributions to, or investments in, any of the Company Subsidiaries, (y) as required pursuant to any existing Contract, or (z) advances for out-of-pocket expenses to employees in the ordinary course of business consistent with past practice, or (ii) create, incur, guarantee or assume any Indebtedness, other than additional indebtedness to the Series A Holders permitted pursuant to Section 5.01(c);

(h) (i) increase the compensation or benefits under, or increase or accelerate contributions with respect to, any Company Plan, other than in the ordinary course of business, accelerate the payment or vesting of benefits or amounts payable or to become payable under any Company Plan as currently in effect on the date of this Agreement or terminate any Company Plan or establish any additional benefit plan that would be a Company Plan, if it were in existence as of the date of this Agreement, (ii) hire any new employee of the Company or any Company Subsidiary that would receive an annual salary in excess of $200,000, or hire any new employees of the Company or any Company Subsidiary that would receive annual salaries in excess of $500,000 in the aggregate, or that upon or following termination of employment could be entitled to any payment or benefit from the Company or any Company Subsidiary (including severance or unemployment compensation paid by the Company or any Company Subsidiary) becoming due to any such employee in an amount greater than three (3) times any such employee’s monthly base salary, at the rate in effect immediately prior to termination of employment (excluding payment of any accrued but unpaid base salary, other compensation, or paid time off, such amounts or benefits that such employee is otherwise entitled to receive under the terms of any employee benefit plan, reimbursement for unreimbursed business expenses properly incurred by such employee, and other amounts or benefits otherwise required to be paid or provided pursuant to applicable Law), (iii) waive any performance condition, or accelerate the vesting conditions, applicable to any compensatory award, in each case, except as required by terms of this Agreement or as required by applicable Law or the terms of a Company Plan to which the Company or any of the Company Subsidiaries is a party as currently in effect on the date of this Agreement and set forth in Section 5.01 of the Company Disclosure Schedule or (iv) amend, modify, terminate or waive any provision of the Company’s 2015 Incentive Bonus Plan or any grant thereunder;

(i) settle or compromise any Action in any manner that requires the payment of more than $100,000 individually or $200,000 in the aggregate or enter into any consent, decree, injunction, restrictive covenant or similar restraint or form of equitable relief in settlement of any Action, other than (i) any Action brought against Parent or Merger Sub arising out of a breach or alleged breach of this Agreement by Parent or Merger Sub, (ii) the settlement of claims, liabilities or obligations reserved against on the most recent balance sheet of the Company included in the Company SEC Reports solely for consideration consisting of a cash payment, (iii) as provided in Section 5.09(b) or (iv) any Adverse Action, subject to the terms, conditions and restrictions set forth in the Indemnification Agreement;

(j) (i) make, change or rescind any express or deemed material election relating to Taxes, (ii) settle or compromise any material Action relating to Taxes or surrender any right to obtain a material Tax refund or credit, offset or other reduction in Tax liability, (iii) enter into any closing agreement with respect to any material Taxes, (iv) file any amendment to any Tax Return with respect to any material amount of Taxes, (v) agree to any extension or waiver of the statute of limitations with respect to the assessment or determination of a material amount of Taxes, or (vi) change any method of accounting for Tax purposes or change any Tax accounting period; except, in each case as is required by applicable Law;

(k) other than in the ordinary course of business consistent with past practice, enter into, renew, extend, amend or terminate any Material Contract (or any Contract that would have been a Material Contract had it been entered into prior to the date of the Agreement);

(l) other than in the ordinary course of business consistent with past practice, enter into, amend, renew, extend or terminate a Tenant Lease or Ground Lease (or any Contract that would have been a Tenant Lease or Ground Lease had it been entered into prior to the date of the Agreement);

(m) change in any material respect any financial reporting or accounting methods, principles or practices of the Company or any Company Subsidiary, except for any such change required by applicable Law or GAAP;

(n) adopt a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of the Company or any Company Subsidiary;

(o) add, subtract, modify or relocate any Improvements or Communications Equipment from the Tower Site, other than routine maintenance or replacement of existing equipment with similar equipment and in accordance with the ordinary course of business consistent with past practice, subject to the rights of the Tenants under the Tenant Leases to install or collocate antennas and other equipment;

(p) amend or modify in any material respect, or terminate (other than at its stated expiration date), any of the Permits held by it as of the date hereof, except for continued prosecution of Permits for Tower Sites and prospective Tower Sites in the ordinary course of business;

(q) enter into any collective bargaining agreement or other agreement with any labor organization;

(r) adopt a “shareholder rights plan” or “poison pill”; or

(s) enter into a definitive written agreement or legally obligate itself to take any of the actions set forth in clauses (a) through (r) of this Section 5.01.

The acquisition of any additional Tower Assets that fulfill the Outside OCB Criteria shall require the prior written approval of the Parent, which approval shall not be unreasonably withheld, conditioned or delayed. Prior to making any request for approval, the Company shall have entered into a letter of intent with respect to the acquisition of such Tower Assets, which may be conditioned on receipt of Parent’s approval and a copy of which shall be provided to Parent prior to any related request for approval. Notwithstanding the foregoing, in the event that Parent fails to respond in writing to any request for approval of any such acquisition or request for approval pursuant to the first sentence of this paragraph or Section 5.01(d), within five (5) Business Days of the Company’s delivery of request therefor, Parent shall be deemed to have approved such acquisition of such Tower Asset. In the event that Parent expressly denies any such request for approval of an acquisition of a Tower Asset, Parent shall not, and shall cause its Affiliates not to, directly or indirectly, acquire any direct or indirect interest or rights in or to any or all the Tower Assets covered by such request until the earlier of (x) nine (9) months after the date of the Company’s initial request for approval and (y) the Closing Date. Notwithstanding the foregoing, nothing in this Section 5.01 shall (A) prevent Parent from acquiring any Tower Assets which Parent is actively pursuing (whether alone or as part of a larger portfolio of Tower Assets) at the time of the Company’s initial request for approval relating to such Tower Assets or (B) prevent the Company from, or require the Company to obtain Parent’s consent prior to, acquiring title to the land upon which any Tower (and/or any buildings, structures, other improvements and facilities) is located.

The Company shall not, and shall cause the Company Subsidiaries not to, take any action following the delivery of the Estimated Closing Statement that would cause the amounts set forth on the Estimated Closing Statement for the Closing Indebtedness, the 2015 Bonus Amount or the Excess Severance Cost to be inaccurate as of the Closing.

Section 5.02. Written Consent; Information Statement.

(a) Promptly following the execution and delivery of this Agreement, and in no event later than twenty four (24) hours after such execution and delivery, the Series A Holders shall deliver to the Company and Parent the Written Consent satisfying the Company Required Vote. Notwithstanding the delivery of the Written Consent, the Company Board may take and continue (and the Written Consent may provide that the Company Board may take and continue), as a board or through any duly constituted committee, all actions contemplated by Section 5.03 or otherwise by this Agreement with respect to any Acquisition Proposal. The Company shall comply with the NRS, the Charter Documents and the Company Bylaws and the Exchange Act in connection with the Written Consent, including (i) preparing and delivering the Information Statement to the holders of Company Capital Stock as required by the Exchange Act and Section 5.02(b) below and (ii) giving notice of the availability of dissenters’ rights in accordance with Section 92A.430 of the NRS to the holders of Company Capital Stock not executing the Written Consent, together with any additional information required by the NRS. The parties agree and acknowledge that the Written Consent shall be void and of no further effect simultaneously upon any termination of this Agreement in accordance with the terms hereto.

(b) As promptly as reasonably practicable after delivery to the Company and Parent of the Written Consent (and in any event within fourteen (14) calendar days after the date hereof), the Company, with the reasonable cooperation of Parent and the Series A Holders, shall prepare, and the Company shall file with the SEC, the preliminary Information Statement in form and substance reasonably satisfactory to each of the Company, Parent and the Series A Holders relating to the Merger and the other transactions contemplated hereby. Parent, Merger Sub and the Series A Holders shall cooperate with the Company in the preparation of the preliminary Information Statement, the definitive Information Statement and any amendments thereto. Parent and Merger Sub shall furnish to the Company the information relating to Parent and Merger Sub required by the Exchange Act, and the Series A Holders shall furnish to the Company the information relating to the Series A Holders required by the Exchange Act. The Company shall use its reasonable best efforts, after consultation with Parent and the Series A Holders, to respond as promptly as practicable to any comments of the SEC with respect to the Information Statement, to cause the Information Statement to be promptly filed with the SEC in definitive form under the Exchange Act and to promptly cause the Information Statement in definitive form to be mailed to the holders of Company Capital Stock as promptly as reasonably practicable (and in any event within five (5) Business Days after the latest of (i) confirmation from the SEC that it has no further comments on the preliminary Information Statement, (ii) confirmation from the SEC that the preliminary Information Statement is otherwise not to be reviewed, or (iii) expiration of the ten (10) calendar day period after preliminary filing in the event the SEC does not notify the Company of its intention to comment on the preliminary Information Statement); provided, however, that the Company shall consider any reasonable comments received by it from Parent or the Series A Holders, unless prohibited by Law. The Company shall notify Parent and the Series A Holders promptly (and in any event no more than one (1) Business Day after) of the receipt of any comments from the SEC or its staff and of any request by the SEC or its staff for any amendments or supplements to the preliminary Information Statement or the definitive Information Statement, and the Company, Parent and the Series A Holders shall cooperate in filing with the SEC or its staff, and if required, the Company shall mail to the holders of Company Capital Stock, as promptly as reasonably practicable, such amendment or supplement. If at any time prior to the Closing any event shall occur, or fact or information shall be discovered, that should be set forth in an amendment or supplement to the Information Statement so that such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, the party that discovers such information shall promptly notify the other parties hereto and the Company shall prepare and file with the SEC such amendment or supplement, in consultation with and subject to review by Parent and the Series A Holders as promptly as practicable and, to the extent required by Law, cause such amendment or supplement to be disseminated to the holders of the Company Capital Stock; provided, however, that the Company shall consider any and all reasonable comments received by it from Parent or the Series A Holders, unless prohibited by Law. The Company shall provide Parent and the Series A Holders and their respective counsel the opportunity to participate in all discussions or meetings (whether in-person, telephonic or otherwise) with the SEC. Notwithstanding the foregoing, in the event that this Agreement is terminated in accordance with the terms and conditions hereof, the parties shall not be required, after the date of termination, to prepare, file and mail the Information Statement pursuant to this Section 5.02(b).

Section 5.03. Acquisition Proposals.

(a) Notwithstanding anything to the contrary contained in this Agreement, during the period beginning on the date of this Agreement and continuing until 11:59 p.m. New York City time on the thirty-fifth (35th) calendar day after the date of this Agreement (the “Solicitation Period End Date”), the Company (and the Company Board or any committee thereof, including the Special Committee) and the Company Subsidiaries and their respective Representatives shall have the right to, directly or indirectly: (i) initiate, solicit, facilitate, whether publicly or otherwise, and encourage any Acquisition Proposal or any inquiry, discussion offer or request that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal; (ii) provide access to non-public information to any Person pursuant to an Acceptable Confidentiality Agreement executed by the Person receiving such non-public information (provided that any information regarding any Ground Lease will have the ground owner information redacted); (iii) grant a waiver of or terminate any “standstill” or similar obligation of any Third Party with respect to the Company and the Company Subsidiaries solely to the extent necessary to permit such Third Party to make or amend an Acquisition Proposal or otherwise engage with the Company in discussions regarding an Acquisition Proposal or a proposal that could reasonably be expected to lead to an Acquisition Proposal; and (iv) engage or enter into, continue or otherwise participate in any discussions or negotiations with any Persons or groups of Persons with respect to any Acquisition Proposal or otherwise cooperate with, or assist or participate in, or facilitate, any such inquiries, proposals, discussions or negotiations or any effort or attempt to make any Acquisition Proposal.

(b) Subject to Section 5.03(e), from the time immediately following the Solicitation Period End Date (and, with respect to subclauses (iii) and (iv) of this Section 5.03(b), from and after the execution and delivery of this Agreement) until the Effective Time or, if earlier, the termination of this Agreement in accordance with its terms, the Company (and the Company Board or any committee thereof, including the Special Committee) shall not, and shall cause the Company Subsidiaries and shall direct its and their respective Representatives not to, and the Series A Holders shall not and shall direct their respective Representatives not to, directly or indirectly: (i) solicit, initiate, knowingly engage in or knowingly facilitate or knowingly encourage the submission of any inquiry, discussion, offer or request that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal; (ii) other than solely informing Persons of the existence of this Section 5.03, enter into, continue, or participate in any discussions or negotiations with, furnish any non-public information relating to the Company or any of the Company Subsidiaries or afford access to the business, properties, assets, books or records of the Company or any of the Company Subsidiaries to any Third Party in connection with an Acquisition Proposal or any inquiry, discussion, offer proposal or request that constitutes, or could reasonably be expected to lead to an Acquisition Proposal; (iii) except substantially concurrently with a termination under, and as contemplated by, Section 7.01(d)(ii), enter into any Contract contemplating an Acquisition Proposal (other than an Acceptable Confidentiality Agreement) or requiring the Company to abandon or terminate its obligations under this Agreement (an “Alternative Acquisition Agreement”); or (iv) (A)  qualify, withhold, withdraw or modify, or publicly propose to qualify, withhold, withdraw or modify, in a manner adverse to Parent and/or Merger Sub, the Company Board Recommendation, (B) approve or recommend, or publicly propose to approve or recommend, to the holders of Company Capital Stock, an Acquisition Proposal, or (C) fail to recommend against any Acquisition Proposal which is subject to Regulation 14D or the Exchange Act in any Solicitation/Recommendation Statement on Schedule 14D-9 within ten (10) Business Days after the commencement of such Acquisition Proposal (any action described in this clause (iv), an “Adverse Recommendation Change”). Except as expressly permitted pursuant to Section 5.03(c) and subject to the following sentence, on the Solicitation Period End Date (and thereafter), the Company shall, and shall cause the Company Subsidiaries and its and their Representatives to, and the Series A Holders shall, and shall cause their respective Representatives to, cease immediately and cause to be terminated any and all existing activities, discussions or negotiations, if any, with any Third Party and its Representatives with respect to any Acquisition Proposal. Notwithstanding the commencement of the obligations under this Section 5.03(b), if, as of the Solicitation Period End Date, the Company is engaged in discussions or negotiations with one or more Excluded Parties regarding a Qualified Acquisition Proposal, from and after the Solicitation Period End Date until 11:59 p.m. (New York City time) on the tenth (10th) calendar day after Solicitation Period End Date (the “Window-Shop End Date”), the Company (and the Company Board or any committee thereof, including the Special Committee, (x) may continue to engage in the activities described in clauses (i) and (ii) of the first sentence of this Section 5.03(b) with any Excluded Party and (y) is not required to comply with the immediately preceding sentence, in each case, with any Excluded Party (but only for so long as such Excluded Party remains an Excluded Party), including with respect to any amended or revised Acquisition Proposal submitted by that Excluded Party; provided, however, that if the Company Board (or any committee thereof, including the Special Committee) determines as contemplated by Section 5.03(e)(iii) that any Qualified Acquisition Proposal constitutes a Superior Proposal and the Company delivers the notice contemplated by Section 5.03(e)(iv) in respect of such Acquisition Proposal on or before the Window-Shop End Date (as may be extended or further extended in accordance with this Section 5.03(b)), then the Window-Shop End Date shall be extended (but solely with respect to such Acquisition Proposal (and any amendment, modification or supplement thereto) for two (2) calendar days following the final four (4) Business Day or two (2) Business Day period, as applicable, contemplated by Section 5.03(e)(iv) and Section 5.03(e)(v) (but only so long as the Company is in material compliance with Section 5.03(e))).

(c) Notwithstanding anything in this Section 5.03 to the contrary, at any time after the execution of this Agreement and prior to the later of (x) the Solicitation Period End Date and (y) the Window-Shop End Date (as may be extended or further extended in accordance with Section 5.03(b)), if any, in response to a bona fide written Acquisition Proposal (or any amendment, modification or supplement thereto) from any Third Party that is not withdrawn and that did not result from a material breach of Section 5.03(b) and that the Company Board, or a duly authorized committee thereof, including the Special Committee, determines in good faith (after consultation with the Company’s or such committee’s financial advisor and outside legal counsel) constitutes, or could reasonably be expected to lead to, a Superior Proposal (any such Acquisition Proposal, including those received on or before the Solicitation Period End Date, a “Qualified Acquisition Proposal”), the Company, directly or indirectly through its Representatives, or the Series A Holders, may (i) engage in negotiations or discussions with such Third Party and its Representatives and/or (ii) furnish to such Third Party or its Representatives public or non-public information relating to the Company or any of the Company Subsidiaries, subject and pursuant to an Acceptable Confidentiality Agreement executed by such Third Party prior to receiving such non-public information; provided that any such non-public information furnished to any such Third Party or its Representatives shall have been previously provided to Parent or shall be provided to Parent prior to or concurrently with the time it is provided to such Third Party or its Representatives. Notwithstanding anything to the contrary set forth in this Section 5.03, prior to making the determination required by the foregoing sentence that such Acquisition Proposal (or any such amendment, modification or supplement thereto) constitutes, or could reasonably be expected to lead to, a Superior Proposal, the Company and its Representatives, or the Series A Holders, may contact the Person making such Acquisition Proposal to clarify the material terms and conditions of such Acquisition Proposal.

(d) From the date of this Agreement until the earlier of (x) the Effective Time and (y) the termination of this Agreement in accordance with its terms, the Company shall notify Parent as soon as reasonably practicable (and, in any event, within forty-eight (48) hours) after receipt by the Company (or any of its Representatives) of any Acquisition Proposal (or any material written amendment, modification or supplement thereto), which notice shall include (i) the identity of such Third Party, (ii) a written summary of the material terms of such Acquisition Proposal (or any material amendment, modification or supplement thereto) if written (including, for the avoidance of doubt, any documents relating to the financing of such Acquisition Proposal (portions of each of the foregoing relating to fees or “flex” terms may be redacted to the extent customary and required to comply with confidentiality provisions)), including any written draft documents or term sheets submitted in connection therewith and any amendment, modification or supplement thereto, and (iii) reasonably detailed summaries of any oral Acquisition Proposal (or any material amendment, modification or supplement thereto) (including, for the avoidance of doubt, reasonably detailed summaries of the financing of such Acquisition Proposal). The Company shall notify Parent as soon as reasonably practicable (and in any event within forty-eight (48) hours) of any changes to the material terms and conditions of such Acquisition Proposal. The Company shall not, and shall cause the Company Subsidiaries not to, enter into any Contract with any Third Party subsequent to the date of this Agreement that prohibits the Company from providing any information referenced in this Section 5.03(d) to Parent.

(e) From and after the execution and delivery of this Agreement until the termination of this Agreement in accordance with its terms, the Company (and the Company Board or any committee thereof, including the Special Committee) shall not (x) make an Adverse Recommendation Change or (y) terminate this Agreement pursuant to Section 7.01(d)(ii), unless, prior to the later of (x) the Solicitation Period End Date and (y) the Window-Shop End Date (as may be extended or further extended in accordance with Section 5.03(b)), if any:

(i) the Company has complied in all material respects with this Section 5.03;

(ii) the Company or any of its Representatives receives a Qualified Acquisition Proposal that has not been withdrawn;

(iii) the Company Board (or any committee thereof) determines in good faith, after consultation with the Company’s (or such committee’s) financial advisor and outside legal counsel, that such Qualified Acquisition Proposal constitutes a Superior Proposal (which shall be determined without giving effect to the execution, delivery or existence of the Written Consent or any other stockholder or corporate action in connection with the stockholder approval of the Merger);

(iv) the Company provides a written notice to Parent and Merger Sub that the Company will take such action on or after the fourth (4th) Business Day following the delivery of such notice with respect to such Qualified Acquisition Proposal (in which case such notice shall have attached thereto the most current version of any proposed agreement or reasonably detailed summary of the material terms of any such proposal and the identity of the Third Party making the Qualified Acquisition Proposal), and during the four (4) Business Day period following delivery of such notice the Series A Holders and the Company shall, and shall use commercially reasonable efforts to cause its Representatives to, negotiate in good faith with Parent, Merger Sub and their respective Representatives (to the extent Parent, Merger Sub or their Representatives desire to so negotiate) to make adjustments and/or modifications to the terms and conditions of this Agreement in order to improve such terms and conditions so that the Qualified Acquisition Proposal ceases to constitute a Superior Proposal; provided, however, that any material amendment to the financial terms or any other material amendment to any such Qualified Acquisition Proposal shall require a new written notice to be delivered by the Company to Parent and Merger Sub and the Company shall, with each successive new notice, be required to comply again with the requirements of this Section 5.03(e)(iv) (provided, however, that references to the four (4) Business Day period above shall be deemed to be references to a two (2) Business Day period); and

(v) following such four (4) Business Day period (and any additional two (2) Business Day period), the Company Board (or any committee thereof) again determines in good faith, after consultation with the Company’s (or such committee’s) financial advisor and outside legal counsel, that such Qualified Acquisition Proposal continues to constitute a Superior Proposal (after taking into account and/or giving effect to any binding adjustments or modifications proposed by Parent, Merger Sub or their Representatives and which shall be determined without giving effect to the execution, delivery or existence of the Written Consent or any other stockholder or corporate action in connection with the stockholder approval of the Merger).

(f) Nothing contained in this Agreement shall be deemed to prohibit the Company or the Company Board (including any duly constituted committee thereof), directly or indirectly through its Representatives, from (i) complying with its disclosure obligations under applicable Law, including taking and disclosing to the holders of Company Capital Stock a position contemplated by Rule 14d-9, Rule 14e-2(a) or Item 1012(a) of Regulation M-A promulgated under the Exchange Act (or any similar communication to shareholders), (ii) making any “stop-look-and-listen” communication or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act, (iii) making any disclosure to the holders of Company Capital Stock if the Company Board (or any committee thereof) determines in good faith, after consultation with its (or such committee’s) outside legal counsel, that the failure to make such disclosure would be inconsistent with applicable Law (which determination shall be made without giving effect to the execution, delivery or existence of the Written Consent or any other stockholder or corporate action in connection with the shareholder approval of the Merger) or (iv) making accurate disclosure to the holders of Company Capital Stock of any factual information regarding the business, financial condition or results of operations of the Company; provided, however, that (A) any such disclosure (other than issuance by the Company of a “stop, look and listen” or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act) that addresses or relates to an Acquisition Proposal shall be deemed to be an Adverse Recommendation Change unless the Company Board, in connection with such communication, publicly reaffirms the Company Board Recommendation in connection with such action or disclosure, and (B) in no event shall the Company or the Company Board or any committee thereof take, or agree or resolve to take, any action prohibited by this Section 5.03.

(g) As used in this Agreement,

(i) “Acceptable Confidentiality Agreement” means a confidentiality agreement that contains provisions that are no less favorable in the aggregate to the Company than those contained in the Confidentiality Agreement; provided, however, that an Acceptable Confidentiality Agreement shall not prevent the Company or any of the Company Subsidiaries or its and their Representatives from complying with any of the provisions of this Agreement (or adversely affect the rights of the Company thereunder upon compliance by the Company with the provisions of this Agreement).

(ii) “Acquisition Proposal” means, other than the transactions contemplated by this Agreement, any bona fide offer, proposal or inquiry from any Third Party relating to: (A) any acquisition or purchase, directly or indirectly, of (x) assets equal to twenty percent (20%) or more of the consolidated assets of the Company and the Company Subsidiaries, (y) assets to which twenty percent (20%) or more of the consolidated revenues or earnings of the Company and the Company Subsidiaries are attributable, or (z) twenty percent (20%) or more of any class of equity or voting securities of the Company; (B) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in such Third Party beneficially owning twenty percent (20%) or more of any class of equity or voting securities of the Company; or (C) a merger, consolidation, share exchange, business combination, reorganization, recapitalization, investment, joint venture, liquidation, dissolution or other similar transaction involving the Company or any of the Company Subsidiaries, pursuant to which such Third Party would own or control, directly or indirectly, twenty percent (20%) or more of any class of equity or voting securities or the Company. Notwithstanding anything in this Agreement to the contrary, any investment in, financing of or other similar transaction with, the Company or any Company Subsidiary, whether in debt, equity or otherwise, by a Person who on the date of this Agreement is a Series A Holder or an Affiliate thereof, shall not be deemed an Acquisition Proposal.

(iii) “Excluded Party” means any Third Party, group of Third Parties or group that includes any Third Party (so long as such Third Party and the other members of such group, if any, who were members of such group immediately prior to the Solicitation Period End Date constitute at least fifty percent (50%) of the equity financing of such group at all times following the Solicitation Period End Date and prior to the termination of this Agreement) from whom the Company or any of its Representatives has received, after the execution and delivery of this Agreement and prior to the Solicitation Period End Date, a written Acquisition Proposal that is not withdrawn that the Company Board determines in good faith (after consultation with the Company’s financial advisor and outside legal counsel) prior to the Solicitation Period End Date is, or could reasonably be expected to lead to, a Superior Proposal; provided, however, that any such Third Party or group shall cease to be an Excluded Party upon the withdrawal, termination or expiration of such Acquisition Proposal (and any amendment, modification or supplement thereto).

(iv) “Superior Proposal” means a written Acquisition Proposal (with the percentages set forth in the definition of Acquisition Proposal increased to fifty percent (50%)) that is not withdrawn and that did not result from a material breach of Section 5.03(b) made by a Third Party that the Company Board or any duly constituted committee thereof, including the Special Committee, determines in good faith, after consultation with the Company’s financial advisor and outside legal counsel, and taking into account all relevant legal, financial, regulatory and other aspects of such proposal and the Person making such proposal, including the certainty and expected timing of consummation, is more favorable to the holders of Company Capital Stock than the transactions contemplated by this Agreement (after giving effect to any changes to the terms of this Agreement proposed by Parent in response to such offer or otherwise).

(v) Notwithstanding anything to the contrary contained in this Section 5.03, the Series A Holders shall have the right, but not the obligation, to take the actions permitted to be taken by the Company in Section 5.03(a), (b) and (c) (but subject to the terms and conditions of this Section 5.03 as applicable to the Company) with respect to the initiation, solicitation, facilitation and encouragement of Acquisition Proposals or inquiries, discussions offers or requests that constitute, or could reasonably be expected to lead to, an Acquisition Proposal; provided, however, that the Series A Holders shall not take any action that the Company is not permitted to take under this Section 5.03.

Section 5.04. Employees; Benefit Plans.

(a) Effective as of the day immediately preceding the Closing Date, the Company shall: (i) fully vest all accounts in each Company Plan with a cash or deferred arrangement that is intended to qualify under Code Section 401(k) (the “Company 401(k) Plan”), (ii) allocate to participants’ accounts all unallocated amounts held in the trust of the Company 401(k) Plan and (iii) terminate the Company 401(k) Plan, unless Parent provides written notice to the Company at least three (3) Business Days prior to the Closing Date that any of the aforementioned actions need not be performed. Unless Parent provides such written notice to the Company, the Company shall provide Parent with evidence satisfactory to Parent that the aforementioned actions have been performed pursuant to resolutions of the Company Board. The form and substance of such resolutions shall be subject to reasonable review and approval of the Parent. The Company also shall take such other actions in furtherance of any of the aforementioned actions as Parent may reasonably require.

(b) No less than ten (10) Business Days prior to the Closing Date, Parent shall deliver to the Company a list of employees whose employment Parent has a current intention to terminate effective as of the Effective Time (or later date, as determined in the Parent’s sole discretion). No less than four (4) Business Days prior to the Closing Date, the Company shall provide to Parent the aggregate severance cost associated with terminating each such employee as of the Effective Time (the “Severance Cost”).

(c) With respect to any “employee benefit plan” as defined in Section 3(3) of ERISA maintained by Parent or any of its Subsidiaries, excluding both any retiree healthcare plans or programs maintained by Parent or any of its Subsidiaries and any equity compensation arrangements maintained by Parent or any of its Subsidiaries (collectively, “Parent Benefit Plans”) in which any employee of the Company and the Company Subsidiaries who remains employed immediately after the Effective Time (collectively, the “Company Continuing Employees”) will participate effective as of the Effective Time, Parent shall, or shall cause the Surviving Corporation to, recognize all service of the Company Continuing Employees with the Company or any of the Company Subsidiaries, as the case may be as if such service were with Parent, for vesting and eligibility purposes (but not for (i) purposes of early retirement subsidies under any Parent Benefit Plan that is a defined benefit pension plan or (ii) benefit accrual purposes, except for vacation, if applicable) in any Parent Benefit Plan in which such Company Continuing Employees may be eligible to participate after the Effective Time; provided, however, that such service shall not be recognized to the extent that (x) such recognition would result in a duplication of benefits, (y) such service was not recognized under the corresponding Company Plan or (z) such service is with respect to a newly-established Parent Benefit Plan for which similarly-situated employees of Parent do not receive past service credit. With respect to each Parent Benefit Plan that is a “welfare benefit plan” (as defined in Section 3(1) of ERISA), Parent shall, or shall cause the Surviving Corporation to use commercially reasonable efforts to: (A) cause there to be waived any pre-existing condition or eligibility limitations and (B) give effect, in determining any deductible and maximum out-of-pocket limitations, to claims incurred and amounts paid by, and amounts reimbursed to, Company Continuing Employees under similar plans maintained by the Company or any Company Subsidiary immediately prior to the Effective Time.

(d) This Section 5.04 shall be binding upon and inure solely to the benefit of each of the parties to this Agreement, and nothing in this Section 5.04, express or implied, shall confer upon any other Person any third-party beneficiary rights or remedies of any nature whatsoever under or by reason of this Section 5.04 or inure to the benefit of or be enforceable by any employee, director or independent consultant of the Company, Parent and their Subsidiaries, of any entity or any Person representing the interest of any employees, directors or independent consultants or of any Person whose rights are derivative of any such employee (including a family member or estate of the employee). Nothing contained herein, express or implied shall (i) be construed to establish, amend or modify any Company Plan or other benefit plan, program, agreement or arrangement or (ii) alter or limit the ability of the Surviving Corporation, Parent or any of their respective Affiliates to amend, modify or terminate any benefit plan, program, agreement or arrangement at any time assumed, established, sponsored or maintained by any of them. The parties hereto acknowledge and agree that the terms set forth in this Section 5.04 shall not create any right in any Company employee or any other Person to any continued employment with the Surviving Corporation, Parent or any of their respective Subsidiaries or compensation or benefits of any nature or kind whatsoever.

Section 5.05. Indemnification; Directors, and Officers, Insurance.

(a) From and after the Effective Time, the Surviving Corporation and its Subsidiaries shall not (and Parent shall cause the Surviving Corporation and its Subsidiaries not to) amend, repeal or otherwise modify the certificate of incorporation and bylaws of the Surviving Corporation or any Company Subsidiary for a period of six (6) years after the Effective Time in any manner that would cause the indemnification of and advancement of expenses of former or present directors and officers of the Company (the “Indemnified Persons”) to be less favorable than those contained in the Charter Documents and the Company Bylaws.  However, notwithstanding anything contained in the Charter Documents and the Company Bylaws, the Surviving Corporation shall provide advancement of expenses of the Indemnified Persons within twenty (20) calendar days of receipt by Parent or the Surviving Corporation from the Indemnified Person of a request therefor upon receipt of an undertaking by or on behalf of such Indemnified Person to repay such amount if it is ultimately determined by a court of competent jurisdiction that such Indemnified Person is not entitled to be indemnified by the Surviving Corporation as authorized in the Charter Documents or Company Bylaws or otherwise under applicable Law. The Surviving Corporation shall assume and comply with, and shall not terminate, modify or amend in any way that is less favorable or adverse to any or all of the counterparties thereto, and the Parent shall cause the Surviving Corporation to assume and comply with, and not to terminate, modify or amend in any way that is less favorable or adverse to any or all of the counterparties thereto, the Director Indemnification Agreements. To the extent that this Section 5.05 conflicts with any section of any Director Indemnification Agreement, the Director Indemnification Agreement shall control to the extent of such conflict.

(b) In the event that the Surviving Corporation or any of its successors or assigns, in one or more transactions, (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties, rights and other assets to any one or more Persons, then, and in each such case, proper provisions shall be made so that the successors and assigns of the Surviving Corporation shall assume all of the obligations of the Surviving Corporation set forth in this Section 5.05, including, without limitation, the Director Indemnification Agreements.

(c) Prior to the Effective Time, the Company shall purchase a prepaid “tail” directors’ and officers’ liability insurance policy with a policy period of no less than six (6) years from the Effective Time and which shall provide full prior acts coverage for alleged wrongful acts or omissions occurring at or prior to the Effective Time (a “Tail Policy”). The Tail Policy shall be effective as of the Effective Time and shall provide for policy limits, terms, conditions, retentions and levels of coverage at least as favorable in the aggregate to the directors and officers covered under such insurance policies as the policy limits, terms, conditions, retentions and levels of coverage in the existing policies of the Company. Following the Closing, the Surviving Corporation shall, or Parent shall cause the Surviving Corporation (or its successor) to, maintain the Tail Policy purchased by the Company pursuant to this Section 5.05(c) in effect for the entire six (6) year policy period required by this Section 5.05(c).

(d) The obligations set forth in this Section 5.05 shall not be terminated, amended or otherwise modified in any manner that adversely affects any Indemnified Person (or any other Person who is a beneficiary under the directors’ and officers’ liability insurance or the Tail Policy referred to in Section 5.05(c) (and their heirs and representatives), each, an “Other Indemnified Person”) without the prior written consent of such affected Indemnified Person or Other Indemnified Person.

(e) This Section 5.05 shall survive consummation of the Merger and the Effective Time. This Section 5.05 is intended to benefit, and may be enforced by, the Indemnified Persons, the Other Indemnified Persons and their respective heirs, representatives, successors and assigns, and shall be binding on all successors and assigns of Parent and the Surviving Corporation.

(f) Holdco shall fund, or shall cause Parent or the Surviving Corporation to fund, all obligations of the Surviving Corporation under Section 5.05(a) for claims made prior to the second anniversary of the Closing.

Section 5.06. Access and Information; Confidentiality.

(a) The Company shall (i) afford to Parent and its Representatives such reasonable access during normal business hours and in a manner as shall not unreasonably interfere with the business or operations of the Company or any Company Subsidiary throughout the period from the date of this Agreement to the Effective Time to the Company’s and each of the Company Subsidiaries’ books, records, systems, Contracts, facilities and employees and (ii) give access or make available to Parent and its Representatives all financial, business, operational and other data and information (and shall provide reasonable consultation with respect thereto) concerning the Company and Company Subsidiaries promptly following a request by Parent (and to the extent that the data or information is of the type of data or information that has been provided to Parent in the ordinary course of business prior to the date of this Agreement in any event no later than the timeframe for which such data or information has been provided historically to Parent); provided, however, that the Company shall not be obligated to provide such access or information if the Company determines, in its reasonable judgment, that doing so would violate applicable Law or any agreement or obligation of confidentiality owing to a third party, jeopardize protections afforded to the Company or any Company Subsidiary under the attorney-client privilege or attorney work product doctrine (it being agreed that the parties shall use their reasonable best efforts to cause such information or the greatest portion possible to be provided in a manner that does not cause such jeopardization or contravention); provided, further, that the Company shall not be obligated to provide or give access to any minutes of meetings or resolutions of the Special Committee or the Company Board (or any sub-committees thereof) or any other business records or reports of or communication with any of its advisors relating to the evaluation or negotiation of this Agreement or the transactions contemplated hereby or any alternatives thereto.

(b) The Company shall afford to Parent and its Representatives such reasonable access during normal business hours and in a manner as shall not unreasonably interfere with the business or operations of the Company or any Company Subsidiary as provided generally in Section 5.06(a) in order to inspect any files or records maintained by the Company or any Company Subsidiary relating to the Development Tower Sites.

(c) Each of the Company and Parent shall hold, and shall cause their Representatives to hold, all information received from the other party, directly or indirectly, in confidence in accordance with, and shall otherwise abide by and remain subject to, the terms and conditions of the Amended and Restated Confidentiality Agreement dated as of July 3, 2014 between the Company and Parent (the “Confidentiality Agreement”) which shall survive any termination of this Agreement in accordance with the terms therewith and shall terminate and be of no further force and effect upon the Closing.

Section 5.07. Notification of Certain Matters.

(a) Each party hereto and the Series A Holders shall give prompt notice to each other party of (i) any written notice or other written communication received by such party from any Governmental Entity in connection with the Merger or other transactions contemplated by this Agreement or the Ancillary Documents or from any Person alleging that the consent of such Person is or may be required in connection with the Merger or the other transactions contemplated by this Agreement or the Ancillary Documents, if the subject matter of such communication or the failure of such party to obtain such consent could reasonably be likely to result in any of the conditions set forth in ARTICLE VI not being able to be satisfied prior to the Outside Date, and (ii) any Action commenced or, to such party’s knowledge, threatened in writing, against the Company or any of the Company Subsidiaries, the Series A Holders or Parent or Merger Sub or any of their respective Affiliates, as the case may be, that relate to this Agreement or any Ancillary Document or the consummation of the Merger or any other transaction contemplated hereby and thereby.

(b) The Company may supplement, amend or update the sections of the Company Disclosure Schedule relating to ARTICLE III hereof solely for any matters arising after the date of this Agreement, including but not limited to any acquisition of Tower Assets or occurrence of any Casualty Losses after the date of this Agreement, except to the extent that the information disclosed in all such supplements, amendments or updates, would constitute, individually or in the aggregate, a Material Adverse Effect; provided, however, that any supplement, amendment or update to the Company Disclosure Schedule provided to Parent within the fourteen (14) calendar day period prior to the Closing shall not be effective unless expressly accepted in writing by Parent, in its sole discretion. Upon being furnished to Parent by the Company, such permitted supplement, amendment or update to the Company Disclosure Schedule shall become part of the Company Disclosure Schedule and the inclusion of any such permitted supplement, amendment or update shall not be taken into account or given effect in determining whether the conditions set forth in ARTICLE VI have been satisfied, but shall be taken into account and given effect for the purpose of determining whether the Company has breached any of its representations, warranties, covenants or other agreements hereunder as though originally included therein.

Section 5.08. Publicity.  Except with respect to any Adverse Recommendation Change in compliance with Section 5.03, none of the Company, Parent or Merger Sub shall issue or cause the publication of any press release or other public announcement with respect to this Agreement, any Ancillary Document, the Merger or the other transactions contemplated hereby and thereby without prior consultation with the other parties, except as may be required by Law or any listing agreement with or rules of any national securities exchange or national securities quotation system or by the request of any Governmental Entity. Upon execution of this Agreement, Parent and the Company shall agree upon the text of a press release to be jointly issued by Parent and the Company with respect to this Agreement, the Merger and the other transactions contemplated hereby. Notwithstanding anything in this Agreement or the Confidentiality Agreement to the contrary, following the Closing, (a) the Series A Holders and their respective Affiliates shall be permitted to disclose information concerning this Agreement, the Merger and the transactions contemplated hereby to their existing or potential limited partners, managed accounts, investment advisory and management clients and participants in its other pooled investment vehicles, in connection with their respective fund raising, marketing, informational or reporting activities of the kind customarily provided with respect to investments of this kind, subject to customary confidentiality restrictions and (b) Parent and its Affiliates shall be permitted to disclose information concerning this Agreement, the Merger and the transactions contemplated hereby to its existing or potential debt and equity financing sources, subject to customary confidentiality restrictions; provided, however, in each case, that nothing in this Section 5.08 shall prevent the disclosure of any publicly available information by any party.

Section 5.09. Efforts.

(a) Subject to the terms and conditions hereof and applicable Law, each of the parties hereto agrees, and agrees to cause their respective Subsidiaries, to cooperate and use its commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective as promptly as practicable the Merger and the other transactions contemplated hereby on the terms and conditions set forth in this Agreement, and to cooperate with each other in connection with the foregoing, including (i) using its commercially reasonable efforts (at the Company’s sole expense) to obtain and maintain all necessary waivers, consents and approvals of Third Parties to Material Contracts, Easements, Tenant Leases, Ground Leases and Option Leases, (ii) using its commercially reasonable efforts to obtain and maintain all consents, approvals and authorizations as are necessary, proper or advisable to be obtained under applicable Law, (iii) subject to Section 7.01, using commercially reasonable efforts to lift or rescind any Order adversely affecting the ability of the parties to consummate the Merger, and (iv) using its commercially reasonable efforts to prepare and file as promptly as practicable with the appropriate Governmental Entities all filings, notices, petitions, statements, registrations, applications, submissions of information and other documents necessary to consummate the transaction contemplated by this Agreement and shall diligently and expeditiously prosecute, and shall cooperate fully with each other in the prosecution of, such matters.

(b) In furtherance and not in limitation of the covenants of the parties contained in this Section 5.09, but subject to Section 7.01, each of the parties hereto shall use its reasonable best efforts to resolve such objections or Action, if any, as may be asserted by a Governmental Entity or other Person with respect to the transactions contemplated hereby. Without limiting any other provision of this Agreement, the Series A Holders, Parent and the Company shall each use their reasonable best efforts to avoid the entry of, or to have vacated or terminated, any Order that would restrain, prevent or delay the consummation of the Merger and the other transactions contemplated hereby, on or before the Outside Date. Subject to the Indemnification Agreement and except as otherwise provided herein, the Series A Holders and the Company shall give Parent the opportunity to participate in the defense or settlement of any such Action against the Company or any Company Subsidiary or any of their respective directors, officers, managers or employees relating to the transactions contemplated by this Agreement, and no such settlement shall be agreed to without Parent’s prior written consent (such consent not to be unreasonably withheld, delayed or conditioned). Notwithstanding the foregoing, Parent’s consent to the settlement of any Action against the Company or any Company Subsidiary or any of their respective directors, officers, managers or employees shall not be required if such settlement (i) either (A) solely involves a monetary payment which is fully paid by the Series A Holders or (B) does not, and would not reasonably be expected to, directly adversely impact the operation of the business of Parent, the Company or any of their respective Subsidiaries other than in a de minimis respect, (ii) does not require any admission or acknowledgement of fault or liability by Parent, the Company or any of their respective Subsidiaries or any of their respective directors, officers, managers or employees, (iii) includes an unconditional release of Parent, the Company, any Company Subsidiary or any of their respective directors, officers, managers or employees, to the extent a named party thereto, in respect of such Action and/or results in a dismissal with prejudice of such Action and (iv) does not violate or cause Parent, the Company, their respective Subsidiaries or any of their respective directors, officers, managers or employees, as applicable, to violate any applicable Law.

Section 5.10. Control of Operations. Nothing contained in this Agreement shall give Parent or Merger Sub, directly or indirectly, the right to control or direct the Company’s operations prior to the Effective Time. Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its operations.

Section 5.11. Tax Matters.

(a) Straddle Period. In the case of any taxable period that begins before and ends after the Closing Date (the “Straddle Period”), the amount of any Taxes for all taxable periods ending on or before the Closing Date and the portion through the end of the Closing Date for any taxable period that includes (but does not end on) the Closing Date (the “Pre-Closing Tax Period”) shall be deemed (i) in the case of any Tax that is imposed on a periodic basis (such as real, intangible or personal property Taxes) to be (A) the amount of such Tax for the entire period (or, in the case of such Taxes determined on an arrears basis, the amount of such Taxes for the immediately preceding period) multiplied by (B) a fraction, the numerator of which is the number of calendar days during the Straddle Period that are in the Pre-Closing Tax Period and the denominator of which is the number of calendar days in the entire relevant Straddle Period and (ii) in the case of any Tax not described in clause (i) above (such as franchise Taxes, Taxes that are based upon or measured by income, receipts or occupancy or imposed in connection with any sale or other transfer or assignment of property (whether real or personal, tangible or intangible)), to be the amount of any such Taxes that would be payable if the taxable year ended as of the close of business on the Closing Date.

(b) Responsibility for Filing Tax Returns. From and after the Closing, Parent shall cause the Company to prepare or cause to be prepared and file or cause to be filed all Tax Returns relating to the Company and the Company Subsidiaries for any Tax period ending on or prior to the Closing Date (or any Straddle Period) that are required to be filed after the Closing Date. No later than thirty (30) calendar days prior to the due date (taking into account any valid extensions thereof) for the filing of such Tax Returns, Parent shall submit, or cause to be submitted, a draft of such Tax Returns to the Series A Holders for their review and comment. Parent shall consider all comments made by the Series A Holders with respect thereto in good faith and shall incorporate all reasonable comments made by the Series A Holders in connection with the Tax Returns for the 2014 calendar year.

(c) Refunds and Tax Benefits. Any Tax refunds that are received by the Parent or the Company and the Company Subsidiaries, and any amounts credited against Tax to which Parent or the Company and the Company Subsidiaries become entitled, that relate to Tax periods or portions thereof ending on or before the Closing Date, excluding any refund or credit attributable to any loss in a Tax period (or portion of a Straddle Period) beginning after the Closing Date applied (e.g., as a carryback) to income in a Tax period (or portion of a Straddle Period) ending on or before the Closing Date and also excluding any refunds of Taxes included in Closing Working Capital, shall be for the account of the Series A Holders, and Parent shall pay over to the Series A Holders any such refund or the amount of any such credit within fifteen (15) calendar days after receipt or entitlement thereto.

(d) Cooperation on Tax Matters. From and after the Closing, Parent shall notify the Series A Holders in writing within ten (10) Business Days of the commencement of any Tax claim with respect to the Company or the Company Subsidiaries with respect to Taxes for a period ending on or before the Closing Date or for any Straddle Period that, if determined adversely against the Company or the Company Subsidiaries, would be grounds for indemnification under Section 2.2(e) of the Indemnification Agreement (a “Tax Claim”); provided, however, that the failure to give such notice shall not affect the indemnification provided in Section 2.2(e) of the Indemnification Agreement other than to the extent that the indemnifying Series A Holders have been actually and materially prejudiced as a result of such failure. Parent shall have the right to control any Tax Claim and the Series A Holders shall have the right, at their own expense, to participate in any such Tax Claim. Parent shall not settle any such Tax Claim without the consent of the Series A Holders (such consent not to be unreasonably withheld, conditioned, or delayed). After the Closing, Parent, the Series A Holders, the Company and the Company Subsidiaries shall (i) cooperate (and cause their respective affiliates to cooperate) in preparing and filing all Tax Returns; (ii) cooperate fully in preparing for any audits of, or disputes or other proceedings with any Governmental Entity or with respect to any matters with respect to Taxes of or relating to the Company and any of the Company Subsidiaries and (iii) make available to the other party and to any Governmental Entity as reasonably requested all information, records, and documents relating to Tax matters of or relating to the Company in their possession. In addition, the Series A Holders and Parent shall make themselves (and their respective employees) available, on a mutually convenient basis, to provide explanations of any documents or information provided under this Section 5.11. Each party shall keep any information obtained under this Section 5.11 confidential except (x) as may be necessary in connection with the filing of Tax Returns or the conduct of any Tax proceeding or (y) with the consent of the other parties hereto.

(e) Certain Taxes and Fees. All transfer, documentary, sales, use, stamp, registration and other such Taxes, and all conveyance fees, recording charges and other fees and charges (including any penalties and interest) incurred in connection with the consummation of the Merger and the other transactions contemplated by this Agreement (collectively, “Transfer Taxes”) shall be paid fifty percent (50%) by Parent and fifty percent (50%) by the Series A Holders, and Parent and the Series A Holders will cooperate (including splitting the expenses in connection with) and file all necessary Tax Returns and other documentation with respect to all such Transfer Taxes.

(f) Tax Allocation, Tax Indemnity, and Tax Sharing Agreements. The Company and the Company Subsidiaries shall cause all Tax allocation, Tax indemnity or Tax sharing agreements or similar contracts or arrangements with respect to the Company and the Company Subsidiaries to be terminated as of the Closing and shall ensure that such agreements are of no further force or effect as to the Company and the Company Subsidiaries from and after the Closing, with no further liabilities or obligations imposed on the Company and the Company Subsidiaries under any such agreements from and after the Closing.

(g) Amended Returns and Retroactive Elections. Parent shall not, and shall not cause or permit the Company or any of the Company Subsidiaries to, (i) amend any Tax Returns filed with respect to any tax year ending on or before the Closing Date or with respect to any Straddle Period or (ii) make any Tax election that has retroactive effect to any such year or to any Straddle Period, in each such case, without the prior written consent of the Series A Holders, not to be unreasonably withheld; provided, however, that such consent shall not be required to the extent that such amendment or Tax election is required by applicable Law.

Section 5.12. Takeover Statutes.  If any Takeover Statute is or may become applicable to the Merger or the other transactions contemplated hereby, the Company, the Company Board, Parent and Parent’s sole member shall each take such actions as are within its power so as to eliminate the restrictions of such statute or regulation on such transactions. Nothing in this Section 5.12 shall be construed to permit Parent or Merger Sub to do any act that would constitute a violation or breach of, or as a waiver of any of the Company’s rights under, any other provision of this Agreement.

Section 5.13. Casualty Losses.  If, between the date hereof and the Closing Date, there shall occur any physical damage to or destruction of, or theft or similar loss of, any of the tangible assets of the Company or any Company Subsidiary (a “Casualty Loss”), then (a) if such Casualty Loss is material to Company and Company Subsidiaries taken as a whole, the Company shall promptly give notice to the Parent thereof and of the Company’s estimate of the amount (or the amount known at the time of such Casualty Loss) of casualty insurance, if any, payable to the Company in respect thereof and (b) such damaged, destroyed, stolen or lost tangible assets have not been repaired or replaced as of the Closing Date, then, without duplication or limitation of the Parent’s other rights hereunder, the amount of any insurance proceeds paid to the Company or any Company Subsidiary prior to the Closing Date in respect of such Casualty Loss shall not be included for any purposes in the calculation of Current Assets. Notwithstanding anything in this Agreement to the contrary, no Casualty Loss shall give rise to the failure of any condition set forth in Article VI or any right of termination pursuant to Section 7.01 unless such Casualty Loss, together with all other Casualty Losses, has a Material Adverse Effect. Nothing in this Section 5.13 shall affect the Parent’s other rights pursuant to this Agreement or the Indemnification Agreement with respect to any Casualty Loss, except that the insurance proceeds paid or payable in connection with such Casualty Loss shall reduce, dollar for dollar, any amount recoverable under the Indemnification Agreement in connection therewith.

Section 5.14. Assurances. At and after the Effective Time, the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of the Company or Merger Sub, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the Company or Merger Sub, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Corporation any and all right, title and interest in, to and under any of the rights, properties or assets of the Company acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger.

Section 5.15. Exchange of Interests. Prior to Closing, promptly following the automatic exchange of the Class A Interests held by IT9 for shares of Common Stock pursuant to Section 10.5 of the LLC Agreement (and in any event, within two (2) Business Days thereafter), the Company shall deliver instructions to the transfer agent of the Company to issue such shares of Common Stock to IT9. Prior to Closing and promptly following the automatic exchange of the Class A Interests held by IT9 for shares of Common Stock pursuant to Section 10.5 of the LLC Agreement, the Company shall deliver copies of the share certificates representing the shares of Common Stock issued to IT9 and a screen shot of the register of the Company maintained by the transfer agent showing IT9 as the owner of such shares of Common Stock to Parent.

ARTICLE VI

CONDITIONS

Section 6.01. Conditions to Obligation of Each Party to Effect the Merger. The respective obligations of Parent, Merger Sub and the Company to consummate the Merger are subject to the satisfaction or written waiver (to the extent permitted by applicable Law) at or prior to the Effective Time of each of the following conditions:

(a) Shareholder Approval.  The Company Required Vote shall have been received.

(b) Information Statement. The Information Statement shall have been sent to the holders of Company Capital Stock at least twenty (20) calendar days prior to the Closing Date and the consummation of the Merger shall be permitted by Regulation 14C of the Exchange Act (including Rule 14c-2 promulgated under the Exchange Act).

(c) No Order. No Order or Law issued, enacted or promulgated by any court of competent jurisdiction or other Governmental Entity shall be in effect that restrains, makes illegal, enjoins or otherwise prohibits the consummation of the Merger.

(d) No Proceedings. There shall not have been instituted or pending any Action by any Governmental Entity challenging or seeking to make illegal, to delay materially or otherwise to restrain or prohibit the consummation of the Merger.

Section 6.02. Conditions to Obligations of Parent and Merger Sub to Effect the Merger. The obligations of each of Parent and Merger Sub to consummate the Merger are also subject to the satisfaction or written waiver (to the extent permitted by applicable Law) at or prior to the Effective Time of the following additional conditions:

(a) Accuracy of Representations and Warranties.

(i) (A) The representations and warranties of the Company set forth in Section 3.07(b), Section 3.26 and Section 3.27 shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on or as of such date (except to the extent that any such representation and warranty expressly speaks as of a specific date, in which case such representation and warranty shall be true and correct as of such specific date); (B) the representations and warranties of the Company set forth in Section 3.01, Section 3.02(a) and (b) and Section 3.03 shall be true and correct in all respects (except for any de minimis exceptions) as of the date of this Agreement and as of the Closing Date as though made on or as of such date (except to the extent that any such representation and warranty expressly speaks as of a specific date, in which case such representation and warranty shall be true and correct as of such specific date); (C) the other representations and warranties of the Company set forth in ARTICLE III hereof (other than the Sections of ARTICLE III referred to in clauses (A) and (B) above) shall be true and correct (without giving effect to any “materiality” or “Material Adverse Effect” or similar qualifiers set forth therein) as of the date of this Agreement and as of the Closing Date as though made on or as of such date (except to the extent that any such representation and warranty expressly speaks as of a specific date, in which case such representation and warranty shall be true and correct as of such specific date), except in the case of this clause (C) for such failures to be so true and correct that, individually or in the aggregate, have not had and would not reasonably be expected to have, a Material Adverse Effect; and (D) Parent shall have received a certificate signed on behalf of the Company by an executive officer of the Company, in his capacity as such, to the effect that the conditions set forth in this Section 6.02(a)(i) have been satisfied.

(ii) (A) The representations and warranties of the Series A Holders set forth in Article IV of the Indemnification Agreement shall be true and correct in all material respects as of the date thereof and as of the Closing Date as though made on or as of such date (except to the extent that any such representation and warranty expressly speaks as of a specific date, in which case such representation and warranty shall be true and correct in all material respects as of such specific date) and (B) Parent shall have received a certificate signed on behalf of each Series A Holder by an executive officer of each Series A Holder, in his capacity as such, to the effect that the conditions set forth in this Section 6.02(a)(ii) have been satisfied.

(b) Compliance with Obligations. The Company shall have performed or complied, in all material respects, with all of its covenants, obligations and agreements contained in this Agreement and the Indemnification Agreement required to be performed or complied with by it on or prior to the Closing and Parent shall have received a certificate signed on behalf of the Company by an executive officer of the Company, in his capacity as such, to such effect with respect to the Company. The Series A Holders shall have performed or complied, in all material respects, with all of their respective covenants, obligations and agreements contained in this Agreement and the Indemnification Agreement required to be performed or complied with by them on or prior to the Closing, and Parent shall have received a certificate signed on behalf of each Series A Holder by an executive officer of each Series A Holder, in his capacity as such, to such effect with respect to each Series A Holder.

(c) Payoff Letter. The Company shall have delivered to Parent a payoff letter in form and substance reasonably acceptable to Parent (such payoff letter, the “Payoff Letter”) duly executed by the Administrative Agent and Collateral Agent (the “Credit Agents”) to the Credit Agreement pursuant to which the Credit Agents shall agree that upon payment of the Payoff Amount specified in such Payoff Letter: (i) all obligations of each credit party arising under or related to the Credit Agreement shall be paid in full; (ii) all Liens in connection therewith shall be released; (iii) the Credit Agents shall promptly take all actions reasonably requested by Parent to evidence and record such release of Liens; and (iv) the Credit Agents shall promptly return to the Company or applicable Company Subsidiary all pledged collateral securing the outstanding obligations under the Credit Agreement.

(d) Closing Certificate. The Company shall have delivered to Parent a certificate or certificates reasonably acceptable to Parent, duly executed and acknowledged, certifying facts that would exempt the transactions contemplated hereby from withholding pursuant to Section 1445 of the Code and the Treasury regulations thereunder.

Section 6.03. Conditions to Obligations of the Company to Effect the Merger. The obligations of the Company to consummate the Merger are also subject to the satisfaction or waiver at or prior to the Effective Time of the following additional conditions:

(a) Accuracy of Representations and Warranties. (i) The representations and warranties of Parent and Merger Sub set forth in ARTICLE IV and the representations and warranties of Holdco contained in Article V of the Indemnification Agreement shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on or as of such date (except to the extent that any such representation and warranty expressly speaks as of a specific date, in which case such representation and warranty shall be true and correct in all respects as of such specific date), except where the failure of such representations and warranties to be so true and correct would not reasonably be expected to materially impair or delay the ability of Parent or Merger Sub to consummate the Merger, and (ii) the Company shall have received a certificate signed on behalf of Parent, Merger Sub and Holdco by an executive officer of each of Parent, Merger Sub and Holdco in his capacity as such, to the effect that the conditions set forth in this Section 6.03(a) have been satisfied.

(b) Compliance with Obligations.  Each of Parent, Merger Sub and Holdco shall have performed or complied, in all material respects, with all of its covenants, obligations and agreements contained in this Agreement herein required to be performed or complied with by it on or prior to the Closing, and the Company shall have received a certificate signed on behalf of Parent, Merger Sub and Holdco by an executive officer of each of Parent and Merger Sub, in his capacity as such, to such effect.

ARTICLE VII

TERMINATION

Section 7.01. Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after receipt of the Company Required Vote, if applicable:

(a) by the written consent of Parent and either (x) the Company, with the consent of the Series A Holders, or (y) the Series A Holders acting alone;

(b) by either (x) the Company, with the consent of the Series A Holders, or the Series A Holders acting alone, or (y) Parent:

(i) if the Merger shall not have been consummated on or before 5:00 p.m. New York City time on December 20, 2015 (the “Outside Date”); provided, however, that the right to terminate this Agreement under this Section 7.01(b)(i) shall not be available to Parent, the Company or the Series A Holders if it (or in the case of Parent, Merger Sub, or in the case of the Company or the Series A Holders, the Series A Holders or the Company) fails to perform any of its obligations under this Agreement and such failure causes or results in, the failure of the Merger to be consummated on or before the Outside Date; or

(ii) if any court of competent jurisdiction or other Governmental Entity shall have issued an Order or taken any other action restraining, making illegal, enjoining or otherwise prohibiting the Merger and such Order or other action shall have become final and nonappealable;

(c) by Parent:

(i) if the Company is in breach of any of its representations or warranties, covenants, obligations or agreements set forth in this Agreement or if the Series A Holders are in breach of any of their respective representations or warranties, covenants, obligations or agreements set forth in the Indemnification Agreement, which breach would cause any condition set forth in Section 6.01, Section 6.02(a) or Section 6.02(b) not to be satisfied, and such breach either (A) is incapable of being cured before two (2) Business Days prior to the Outside Date or (B) if curable, is not cured within the earlier of (x) twenty (20) calendar days from the date that the Company and the Series A Holders are notified by Parent of such breach or (y) two (2) Business Days prior to the Outside Date; provided, however, that Parent shall not have the right to terminate this Agreement pursuant to this Section 7.01(c)(i) if Parent, Merger Sub or Holdco is then in material breach of any of its representations, warranties, covenants, obligations or agreements hereunder or under the Indemnification Agreement, which breach would cause any condition set forth in Section 6.01, Section 6.03(a) or Section 6.03(b) not to be satisfied as of such date;

(ii) if an Adverse Recommendation Change shall have occurred;

(iii) if the Series A Holders shall not have delivered the Written Consent containing the Company Required Vote to Parent and the Company within twenty-four (24) hours after the execution of this Agreement by each of the Company, Parent and Merger Sub;

(iv) if, at any time after the date hereof, the Series A Holders shall have paid to or on behalf of the Parent Indemnified Parties pursuant to Section 2.2(c) of the Indemnification Agreement an amount equal to or greater than the Covered Claims Cap (as such amount may be increased pursuant to the terms thereof); or

(v) if, on or after the date the Closing should have occurred pursuant to Section 1.02, (A) all of the conditions to closing in Section 6.01 and Section 6.03 have been satisfied (other than those conditions that, by their nature, cannot be satisfied until the Closing Date or Effective Time, as applicable, but which conditions would be satisfied if the Closing Date or Effective Time, as applicable, were the date a Parent Closing Demand Notice is given), (B) Parent has delivered written notice to the Company expressly referencing this Section 7.01(c)(v), irrevocably committing that it stands ready, willing and able to consummate the Closing within the subsequent three (3) Business Days and requiring that the Closing be consummated (a “Parent Closing Demand Notice”), and (C) the Company shall have failed to consummate the Closing within three (3) Business Days after delivery of the Parent Closing Demand Notice and clause (A) remains satisfied on such third (3rd) Business Day.

(d) by the Company, with the consent of the Series A Holders, or the Series A Holders acting alone:

(i) if Parent, Merger Sub or Holdco are in breach any of their representations or warranties, covenants, obligations or agreements set forth in this Agreement or the Indemnification Agreement, which would cause any condition set forth in Section 6.01, Section 6.03(a) or Section 6.03(b) not to be satisfied, and such breach either (A) is incapable of being cured two (2) Business Days prior to the Outside Date or (B) if curable, is not cured within the earlier of (x) twenty (20) calendar days from the date that Parent is notified by the Company of such breach or (y) two (2) Business Days prior to the Outside Date; provided, however, that neither the Company nor the Series A Holders shall have the right to terminate this Agreement pursuant to this Section 7.01(d)(i) if the Company or the Series A Holders are then in material breach of any of their respective representations, warranties, covenants, obligations or agreements hereunder or under the Indemnification Agreement, which would cause any condition set forth in Section 6.01, Section 6.02(a) or Section 6.02(b) not to be satisfied as of such date;

(ii) if the Company Board authorizes the Company to enter into an Alternative Acquisition Agreement with respect to (and in order to accept) a Superior Proposal in accordance with Section 5.03 and substantially concurrently with such termination, enters into such Alternative Acquisition Agreement; provided, however, that as a condition to such termination of this Agreement pursuant to this Section 7.01(d)(ii), (A) the Company and the Series A Holders have complied in all material respects with Section 5.03 and (B) contemporaneously with such termination, the Company has paid the Company Termination Fee pursuant to Section 7.03(c);

(iii) if any Adverse Action shall have been commenced or threatened in writing at or before the Effective Time, and (A)(x) the Series A Holders have, directly or indirectly (through one or more of their Affiliates or otherwise), paid or reimbursed costs, fees or expenses (including, without limitation, pursuant the Indemnification Agreement) in excess of $500,000, in the aggregate, in connection with defending against such Adverse Action and (y) such Adverse Action claims or seeks monetary damages in excess of $1,000,000 or (B) the Series A Holders have, directly or indirectly (through one or more of their Affiliates or otherwise), paid or reimbursed costs, fees or expenses (including, without limitation, pursuant to the Indemnification Agreement) in excess of $750,000, in the aggregate, in connection with defending against such Adverse Action; provided, however, that the Series A Holders shall promptly (and in any event within fifteen (15) calendar days) notify Parent in writing when the dollar thresholds in either (A)(x) or (B) of this clause (iii) have been satisfied; provided, further, in each case, that such termination may solely be effected within the thirty (30) day period immediately following the date on which the dollar threshold in (A)(x) or (B) of this clause (iii) has been satisfied; provided, further, that if any new claims are asserted or remedies are sought, or existing claims or remedies are modified or expanded in any such Adverse Action after expiration of such initial thirty (30) day period, the Series A Holders may effect termination pursuant to this Section 7.01(d)(iii) during the thirty (30) day period immediately following the date on which such new claims are asserted or remedies are sought, or existing claims or remedies are modified or expanded;

(iv) if, at any time after the date hereof, the Series A Holders shall have paid to or on behalf of the Parent Indemnified Parties pursuant to Section 2.2(c) of the Indemnification Agreement an amount equal to or greater than the Covered Claims Cap (as such amount may be increased pursuant to the terms thereof); provided, however, that the right to effect termination under this Section 7.01(d)(iv) shall not be exercisable by the Company except with the consent of the Series A Holders and shall be exercised upon the direction of the Series A Holders acting in accordance with their obligations and the requirements under this Section 7.01(d)(iv) and Section 2.5(d) of the Indemnification Agreement; or

(v) if, on or after the date the Closing should have occurred pursuant to Section 1.02, (A) all of the conditions to Closing in Section 6.01 and Section 6.02 have been satisfied (other than those conditions that, by their nature, cannot be satisfied until the Closing Date or Effective Time, as applicable, but which conditions would be satisfied if the Closing Date or Effective Time, as applicable, were the date a Company Closing Demand Notice is given), (B) either the Company or the Series A Holders has delivered written notice to Parent expressly referencing this Section 7.01(d)(v), irrevocably committing that it stands ready, willing and able to consummate the Closing within the subsequent three (3) Business Days and requiring that the Closing be consummated (a “Company Closing Demand Notice”), and (C) Parent shall have failed to consummate the Closing within three (3) Business Days after delivery of the Company Closing Demand Notice and clause (A) remains satisfied on such third (3rd) Business Day.

The party desiring to terminate this Agreement shall give written notice of such termination to each of the other parties hereto and such termination shall be effective as of the date set forth in the notice, unless no date is specified, in which case, the notice shall be effective upon delivery.

Section 7.02. Effect of Termination. In the event of the termination of this Agreement as provided in Section 7.01, this Agreement shall forthwith become void and have no effect, and, subject to Section 7.03, there shall be no liability on the part of Parent, Merger Sub, Holdco, the Series A Holders, the Company or any of their respective Representatives, other than Section 7.03 and ARTICLE VIII, which provisions shall survive such termination; provided, however, that nothing herein shall relieve any party from liability for any willful or intentional breach of any of its representations, warranties, covenants, obligations or agreements set forth in this Agreement or the Indemnification Agreement.

Section 7.03. Certain Fees and Expenses.

(a) In the event that this Agreement is terminated by the Company, with the consent of the Series A Holders, or the Series A Holders acting alone, pursuant to Section 7.01(d)(i), and only in the event that the Company or the Series A Holders do(es) not commence an Action (or assert within an Action the right) to seek specific performance or injunctive relief or both pursuant to Section 8.06(d) with respect to the identified breach pursuant to which the Company or Series A Holders terminated this Agreement pursuant to Section 7.01(d)(i), at the Company’s sole option and upon its written demand to Parent for payment, Parent and Holdco shall, jointly and severally, pay to the Company a fee equal to $4,000,000 (the “Reverse Termination Fee”) within five (5) Business Days after delivery of such written demand.

(b) In the event that this Agreement is terminated by the Company, with the consent of the Series A Holders, or the Series A Holders acting alone, pursuant to Section 7.01(d)(v), and only in the event that the Company or the Series A Holders do(es) not commence an Action (or assert within an Action the right) to seek specific performance or injunctive relief or both pursuant to Section 8.06(d) to cause Parent to consummate the Closing, at the Company’s sole option and upon its written demand to Parent for payment, Parent and Holdco shall, jointly and severally, pay to the Company the Reverse Termination Fee and Expense Reimbursement within five (5) Business Days after delivery of such written demand.

(c) In the event that this Agreement is terminated by the Company, with the consent of the Series A Holders, or the Series A Holders acting alone, pursuant to Section 7.01(d)(ii), the Company shall pay to Parent contemporaneously with and as a condition to such termination, a fee equal to $4,000,000 (the “Company Termination Fee”).

(d) In the event that this Agreement is terminated by Parent pursuant to Section 7.01(c)(i), Section 7.01(c)(ii) or Section 7.01(c)(v), and only in the event that neither Parent nor Holdco commences an Action (or assert within an Action the right) to seek specific performance or injunctive relief or both pursuant to Section 8.06(d) (i) with respect to the identified breach pursuant to which Parent terminated this Agreement pursuant to Section 7.01(c)(i), (ii) with respect to the Adverse Recommendation Change pursuant to a termination pursuant to Section 7.01(c)(ii) or (iii) to cause the Company and the Series A Holders to consummate the Closing with respect to a termination pursuant to Section 7.01(c)(v), at Parent’s sole option and upon its written demand to the Company for payment, the Company shall pay to Parent the Company Termination Fee, and with respect to a termination pursuant to Section 7.01(c)(v), Expense Reimbursement, within five (5) Business Days after delivery of such written demand.

(e) In the event that this Agreement is terminated by Parent pursuant to Section 7.01(c)(iii), the Company shall pay to Parent the Company Termination Fee within five (5) Business Days after such termination.

(f) If the Company, with the consent of the Series A Holders, the Series A Holders acting alone or Parent terminate(s) this Agreement pursuant to Section 7.01(b)(i), and (i) after the date hereof but prior to such termination an Acquisition Proposal has been publicly announced, disclosed or otherwise communicated to the Company Board or its stockholders by any Third Party or any Third Party shall have publicly announced an intention (whether or not conditional) to make an Acquisition Proposal and (ii) within six (6) months after such termination, the Company signs a letter of intent, memorandum of understanding, definitive agreement, contract or any other agreement with respect to such or any other Acquisition Proposal by such Third Party or by any Third Party that is or was an Excluded Party and such transaction is later consummated, and (iii) the aggregate consideration paid to the Series A Holders in such transaction exceeds the amount that would have been received by the Series A Holders pursuant to Section 2.01(b) calculated as of the date of termination, then at the closing or other consummation of such transaction, the Company shall pay the Company Termination Fee and the Expense Reimbursement to Parent; provided, however, that for purposes of this clause (f) of Section 7.03, the definition of “Acquisition Proposal” shall be deemed modified so that all references therein to twenty percent (20%) shall be deemed references to fifty percent (50%).

(g) If either the Company, with the consent of the Series A Holders, or the Series A Holders acting alone, terminate(s) this Agreement pursuant to Section 7.01(d)(iii), upon termination the Company shall pay to Parent the Expense Reimbursement, and, if (i) after the date hereof but prior to such termination an Acquisition Proposal has been publicly announced, disclosed or otherwise communicated to the Company Board or its stockholders by any Third Party or any Third Party shall have publicly announced an intention (whether or not conditional) to make an Acquisition Proposal, and (ii) within six (6) months after such termination, the Company signs a letter of intent, memorandum of understanding, definitive agreement, contract or any other agreement with respect to such or any other Acquisition Proposal by such Third Party or by any Third Party that is or was an Excluded Party and such transaction is later consummated, and (iii) the aggregate consideration paid to the Series A Holders in such transaction exceeds the amount that would have been received by the Series A Holders pursuant to Section 2.01(b) calculated as of the date of termination, then at the closing or other consummation of such transaction, the Company shall pay the Company Termination Fee to Parent.

(h) “Expense Reimbursement” means all documented out-of-pocket costs, fees and expenses incurred by a party in connection with the negotiation and preparation of this Agreement and the Ancillary Documents, up to an aggregate amount of $1,000,000; provided, however, that any cost, fee or expense shall only be reimbursable under this Section 7.03(h) if and when reasonable documentation therefor has been delivered to the party providing such reimbursement.

(i) In no event shall (i) the Company be required to pay the Company Termination Fee or Expense Reimbursement to Parent or (ii) Parent and Holdco be required to pay the Reverse Termination Fee or Expense Reimbursement to the Company on more than one occasion.

(j) Each of the parties hereto acknowledges that (i) the agreements contained in this Section 7.03 are an integral part of the transactions contemplated by this Agreement, (ii) none of the Reverse Termination Fee, the Company Termination Fee or the Expense Reimbursement is a penalty, but each is liquidated damages, in a reasonable amount that will compensate the Company or Parent, as applicable, in the circumstances in which such amount is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby, which amount would otherwise be impossible to calculate with precision, and (iii) without the agreements in this Section 7.03, none of the Company, Parent or Holdco would enter into this Agreement, and accordingly, if any of the Company, Parent or Holdco fails to promptly pay the amount due pursuant to this Section 7.03 and, in order to obtain such payment, the other party commences an Action that results in a judgment against the first party for the payment of the Company Termination Fee, Reverse Termination Fee or Expense Reimbursement, as applicable, the first party shall pay to the other party its reasonable and documented costs and expenses (including reasonable and documented attorneys’ fees) in connection with such Action, together with interest on the amount of such Company Termination Fee, Reverse Termination Fee or Expense Reimbursement, as applicable, at the prime rate of interest reported in The Wall Street Journal on the date such payment was due, calculated on the basis of the actual number of days elapsed over 360, from the date such payment was required to be made through the date of payment. Notwithstanding anything to the contrary, if any party fails to pay or reimburse any amount pursuant to this Section 7.03 when due, such failure shall not invalidate an otherwise valid termination of this Agreement or otherwise give rise to a right of the other party to bring an action under Section 8.06(d) to specifically enforce the consummation of the Merger.

(k) Notwithstanding anything to the contrary contained in this Agreement, in the event that Parent and Holdco are required to pay the Reverse Termination Fee (and/or Expense Reimbursement, if applicable) or the Company is required to pay the Company Termination Fee (and/or Expense Reimbursement, if applicable), in each case pursuant to this Section 7.03, then such remedy shall be the sole and exclusive remedy of the Company or Parent and Holdco, as the case may be, or its Affiliates against the other party and its Affiliates or any of their respective stockholders, partners, members or Representatives for any and all losses that may be suffered based upon, resulting from or arising out of the circumstances giving rise to such terminations.

ARTICLE VIII

MISCELLANEOUS

Section 8.01. Survival; Indemnification.

(a) All representations and warranties of the Company contained in this Agreement shall survive the Closing up to and including April 15, 2016; provided, however, that the representations and warranties of the Company set forth in Section 3.01, Section 3.02(a) and (b), Section 3.03, Section 3.14 and Section 3.26 shall survive for a period of six (6) years after the Closing; provided, further, the representations and warranties of the Company set forth in Section 3.12 and Section 3.13 shall survive for the full period of all applicable statutes of limitation. Neither Parent nor the Surviving Corporation shall, or shall permit any Subsidiary or Affiliate thereof to, extend or waive any statute of limitations that would have the effect of extending the survival of any indemnity obligations hereunder without the prior written consent of the Series A Holders. All representations and warranties of Parent, Merger Sub, Holdco and the Series A Holders contained in this Agreement or the Indemnification Agreement shall survive the Closing up to and including April 15, 2016; provided, that the Fundamental Representations (as defined in the Indemnification Agreement) of Parent, Merger Sub, Holdco and the Series A Holders shall survive for a period of six (6) years after the Closing.

(b) Unless otherwise expressly set forth in this Agreement, the covenants contained in this Agreement shall survive the Closing until the expiration of the applicable statute of limitations.

(c) From and after the date hereof until the Effective Time, the parties (including, without limitation, for purposes of this Section 8.01(c), the Series A Holders) agree that the sole and exclusive remedy for any damages for any matter relating in any way to the Merger or arising under this Agreement or any Ancillary Document (other than under the Indemnification Agreement, except for a breach of the Indemnification Agreement that is also a breach of this Agreement) shall be the rights set forth in ARTICLE VII or Section 8.06(d). From and after the Effective Time, the parties agree that the sole and exclusive remedy for monetary damages for any matter relating in any way to the Merger or arising under this Agreement or any Ancillary Document shall be the rights to indemnification set forth in the Indemnification Agreement, except for any claims relating to disputes under Section 2.02. Any claim relating to breach of any representation, warranty, covenant or other agreement made in the Indemnification Agreement (except for a breach of the Indemnification Agreement that is also a breach of this Agreement) shall be made pursuant to the provisions of the Indemnification Agreement.

Section 8.02. Expenses. Except as otherwise expressly provided herein, including, without limitation, Section 7.03 and in the Indemnification Agreement, all costs and expenses incurred in connection with this Agreement, the Merger and the other transactions contemplated hereby shall be paid by the party incurring such costs and expenses, regardless of whether the Merger shall be consummated.

Section 8.03. Amendment. Subject to the provisions of applicable Law, at any time prior to the Effective Time, whether before or after receipt of the Company Required Vote, if applicable, by action taken by or on behalf of the parties’ respective boards of directors or other governing body, the parties hereto may modify or amend this Agreement by written agreement executed and delivered by duly authorized officers of the respective parties (provided, however, that, after the Effective Time, this Agreement may solely be modified or amended by Parent and the Series A Holders and the Company shall not have any such rights).

Section 8.04. Extension and Waiver.

(a) At any time prior to the Effective Time, to the fullest extent permitted by applicable Law (provided, however, that the Company shall not have any such rights after the Effective Time):

(i) the Company, with the consent of the Series A Holders, or the Series A Holders acting alone, may (x) extend the time for the performance of any of the obligations or other acts of Parent and/or Merger Sub, (y) waive any inaccuracies in the representations and warranties contained herein or in any document, certificate or writing delivered by Parent and/or Merger Sub pursuant hereto, or (z) waive compliance by Parent and/or Merger Sub with any of the agreements or with any conditions to the Company’s obligations.

(ii) Parent may (x) extend the time for the performance of any of the obligations or other acts of the Company or the Series A Holders, (y) waive any inaccuracies in the representations and warranties contained herein or in any document, certificate or writing delivered by the Company or the Series A Holders pursuant hereto, or (z) waive compliance by the Company or the Series A Holders with any of the agreements or with any conditions to Parent’s or Merger Sub’s obligations.

(b) No consent to or waiver of any provision of or breach under this Agreement shall be valid or effective unless in writing and signed by the party giving such waiver, and no waiver of any provision or breach shall constitute a waiver with respect to any other provision or breach, whether or not of similar nature. Failure on the part of any party hereto to insist in any instance upon strict, complete and timely performance by another party hereto of any provision of or obligation under this Agreement shall not constitute a waiver by such party of any of its rights under this Agreement or otherwise.

Section 8.05. Notices. All notices, requests and other communications hereunder shall be in writing (including facsimile transmission and electronic mail transmission, so long as a receipt of such e-mail is requested and received) and shall be given:

(a) If to Parent or Merger Sub:

Vertical Bridge Acquisitions, LLC

951 Broken Sound Parkway, Suite 320,

Boca Raton, FL 33487

Attention: Dan Marinberg, Esq.

E-mail: dmarinberg@verticalbridge.com

with a copy (which shall not constitute notice for any purpose under this Agreement) to:

Simpson Thacher & Bartlett LLP

425 Lexington Ave.

New York, NY 10017

Attention: Andrew W. Smith, Esq.

Facsimile No.: (212) 455-7939

E-mail: asmith@stblaw.com

(b) If to the Company:

CiG Wireless Corp.

11120 South Crown Way, Suite 1

Wellington, FL 33414

Attention: Paul McGinn

E-mail: pmcginn@cigwireless.com

with a copy (which shall not constitute notice for any purpose under this Agreement) to:

Morrison & Foerster LLP

1650 Tysons Boulevard, Suite 400

McLean, VA 22102

Attention: Thomas J. Knox

Facsimile No: (202) 912-2324

E-mail: tknox@mofo.com

Fox Rothschild LLP

997 Lenox Drive

Lawrenceville, NJ 08648

Attention: Matthew H. Lubart

Facsimile No: 609-896-1469

E-mail: mlubart@foxrothschild.com

Fir Tree REF III Tower LLC and Fir Tree Capital Opportunity (LN) Master Fund, L.P.

c/o Fir Tree Inc.

505 5th Avenue, 23rd Floor

New York, NY 10017

Attention: Brian Meyer, Esq.

Facsimile No: 212-599-1330

E-mail: bmeyer@firtree.com

Lowenstein Sandler LLP

1251 Avenue of the Americas

New York, NY 10020

Attention: Steven E. Siesser, Esq.

Facsimile No: (973) 597-2507

E-mail: ssiesser@lowenstein.com

or to such other address or facsimile number as such party may hereafter specify for the purpose by notice to the other parties hereto.  All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 p.m. New York City time on a Business Day in the place of receipt.  Otherwise, any such notice, request or communication shall be deemed to have been received on the next succeeding Business Day in the place of receipt.

Section 8.06. Governing Law; Consent to Jurisdiction; Waiver of Jury Trial; Specific Performance.

(a) This Agreement shall be governed by, and construed in accordance with, the laws of the State of Nevada, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

(b) Each of the parties hereto hereby irrevocably and unconditionally submits, for itself and its property, to the jurisdiction of the courts of the State of Nevada and any appellate court thereof or any court of the United States located in the State of Nevada, in any action or proceeding arising out of or relating to this Agreement or the agreements delivered in connection herewith or the transactions contemplated hereby or for recognition or enforcement of any judgment relating thereto, and each of the parties hereby irrevocably and unconditionally (i) agrees not to commence any such action except in such courts, (ii) agrees that any claim in respect of any such action or proceeding may be heard and determined in such courts, (iii) waives, to the fullest extent it may legally and effectively do so any objection which it may now or hereafter have to venue of any such action or proceeding in such courts, and (iv) waives, to the fullest extent permitted by Law, the defense of any inconvenient forum to the maintenance of such action or proceeding in such courts.  Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each of the parties to this Agreement irrevocably consents to service of process in any such action or proceeding in the manner provided for notices in Section 8.05 of this Agreement; provided, however, that nothing in this Agreement shall affect the right of any party to this Agreement to serve process in any other manner permitted by Law.

(c) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE SUCH WAIVER, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVER, (III) IT MAKES SUCH WAIVER VOLUNTARILY, AND (IV) IT HAS BEEN INDUCED TO ENTER THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS CONTAINED IN THIS SECTION 8.06(C).

(d) The parties hereto agree that irreparable harm for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that any of the parties hereto do not perform their obligations under the provisions of this Agreement (including failing to take such actions as are required of them hereunder to consummate this Agreement) in accordance with its specified terms or otherwise breach such provisions.  Except as may be otherwise specifically set forth in this Agreement, including Section 7.03, subject to the following sentence, the parties acknowledge and agree that (i) the parties shall be entitled to an injunction or injunctions, specific performance or other equitable relief, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in the courts described in Section 8.06(b) without proof of damages or otherwise, this being in addition to any other remedy to which they are entitled under this Agreement and (ii) the right of specific enforcement is an integral part of the transactions contemplated by this Agreement and without that right, neither the Company nor Parent would have entered into this Agreement.  Except as may be otherwise specifically set forth in this Agreement, including Section 7.03, each of the parties hereto agrees that it will not oppose the granting of an injunction, specific performance or other equitable relief on the basis that the other parties hereto have an adequate remedy at law or an award of specific performance is not an appropriate remedy for any reason at law or equity.  The parties hereto acknowledge and agree that any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 8.06 shall not be required to provide any bond or other security in connection with any such order or injunction. Notwithstanding anything in this Agreement to the contrary, no party shall be entitled to commence an Action seeking specific performance or injunctive relief with respect to an identified breach or other specified event if such party (or in the case of the Company or the Series A Holders, either of them, or in the case of Parent or Holdco, either of them) shall have commenced an Action to seek payment of a fee and/or reimbursement pursuant to Section 7.03(a), Section 7.03(b) or Section 7.03(d) in connection with such identified breach or other specified event. Likewise, no party shall be entitled to seek payment of a fee and/or reimbursement pursuant to Section 7.03(a), Section 7.03(b) or Section 7.03(d) if such party shall have commenced an Action to seek specific performance or injunctive relief with respect to the same identified breach or other specified event pursuant to which such party was entitled to terminate this Agreement and seek payment of a fee and/or reimbursement pursuant to Section 7.03(a), Section 7.03(b) or Section 7.03(d). For the avoidance of doubt and notwithstanding anything in this Agreement to the contrary (including the preceding two sentences), no party shall be precluded from seeking the payment of a fee and/or reimbursement pursuant to Section 7.03(a), Section 7.03(b) or Section 7.03(d) if such party has previously commenced an Action seeking specific performance or injunctive relief with respect to a breach or other specified event that is not the same breach or other specified event pursuant to which such party was entitled to terminate this Agreement and is seeking payment of a fee and/or reimbursement pursuant to Section 7.03(a), Section 7.03(b) or Section 7.03(d); provided, however, that if any party hereto terminates this Agreement pursuant to Section 7.01 and seeks payment of a fee pursuant to Section 7.03, then, as a condition to the payment of such fee and/or reimbursement, any pending Action for specific performance or injunctive relief (regardless of whether or not the claims in such Action relate to the basis for such termination) against the non-terminating party shall first be dismissed in its entirety with prejudice.

Section 8.07. Entire Agreement; Third Party Beneficiaries.

(a) This Agreement (together with the Exhibits, the Company Disclosure Schedule and other Schedules referenced herein), the Ancillary Documents and the Confidentiality Agreement contain the entire agreement among the parties hereto with respect to the Merger and the other transactions contemplated hereby and the subject matter of this Agreement and supersede all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to these matters.  Each party hereto has participated in the drafting of this Agreement, which each party acknowledges is the result of extensive negotiations between the parties.  In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement.

(b) This Agreement is not intended to, and does not, confer upon any Person other than the parties hereto any legal or equitable rights or remedies, except for the provisions set forth in Section 5.05 of this Agreement, which, in each case, are intended to be for the benefit of the Persons covered thereby and may be enforced by such Persons after the Effective Time.

Section 8.08. Severability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any terms or provisions of this Agreement in any other jurisdiction so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any party or such party waives its rights in writing under this Section 8.08 with respect thereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

Section 8.09. Definitions. For purposes of this Agreement:

“2015 Bonus Amount” means the aggregate amount payable under the 2015 Incentive Bonus Plan.

“2015 Incentive Bonus Plan” means the Company’s 2015 Incentive Bonus Plan, adopted by the Company Board on March 20, 2015.

“Acceptable Confidentiality Agreement” has the meaning set forth in Section 5.03(g)(i).

“Accounting Expert” means Grant Thornton LLP, or if such firm is unable or unwilling to act, such other nationally recognized accounting firm as the Series A Holders, on the one hand, and Parent, on the other, shall mutually agree in writing; provided, however, that if they are unable to so agree, then, within ten (10) calendar days after receipt of written notice from either of them to the other, each of them shall select one (1) nationally recognized accounting firm, and the two (2) firms shall mutually select the Accounting Expert. If a party does not select an accounting firm within ten (10) calendar days after written demand therefor by the other party, then the accounting firm selected by the other party shall act as Accounting Expert.

“Acquisition Proposal” has the meaning set forth in Section 5.03(g)(ii).

“Actions” has the meaning set forth in Section 3.09.

“Administrative Agent” has the meaning set forth in the Credit Agreement.

“Adverse Action” means any Covered Claim or Appraisal Rights Action, each as defined in the Indemnification Agreement.

“Adverse Recommendation Change” has the meaning set forth in Section 5.03(b).

“Affiliate” shall have the meaning assigned to such term in Rule 12b-2 under the Exchange Act.

“Agreement” has the meaning set forth in the Preamble.

“Alternative Acquisition Agreement” has the meaning set forth in Section 5.03(b).

“Ancillary Document” means the Indemnification Agreement and any other agreement, certificate or writing delivered in connection with this Agreement, including those delivered at the Closing.

“Appurtenant Property” means all right, title and interest of the Company, if any, in and to all (a) streets, roads, easements, covenants, restrictions, contract rights and rights-of-way appurtenant to the Tower Assets, (b) covenants, restrictions, agreements, development rights, air rights, density rights, drainage rights, riparian and/or littoral rights benefiting the Tower Assets, (c) utility mains, service laterals, hydrants, valves and appurtenances servicing the Tower Assets, and (d) oil, gas, minerals, soil, flowers, shrubs, crops, trees, timber, compacted soil, submerged lands and fill appurtenant to the Tower Assets.

“Articles of Merger” has the meaning set forth in Section 1.03.

“Associated Tower Improvements” means Company’s rights, title and interest in improvements to the Tower Sites and the Development Tower Sites.

“Bankruptcy and Equity Exception” has the meaning set forth in Section 3.03.

“beneficial ownership” (and its correlative terms) shall have the meaning assigned to such term in Rule 13d-3 under the Exchange Act.

“Business Day” means a day, other than a Saturday or Sunday, on which banks in New York City are open for the general transaction of business.

“Casualty Loss” has the meaning set forth in Section 5.13.

“Charter Documents” means the Articles of Incorporation of the Company, filed February 12, 2008 and amended on November 21, 2011 and February 10, 2015, the Series A Certificate of Designation and the Certificate of Designations of the Series B Preferred Stock of the Company dated August 14, 2012.

“Class A Interests” has the meaning set forth in the LLC Agreement.

“Closing” has the meaning set forth in Section 1.02.

“Closing Adjustment Amount” means $1,200,000.

“Closing Adjustment Statement” has the meaning set forth in Section 2.02(d).

“Closing Capital Expenditures” means (a) the reasonable and documented capital expenditures (including any documented interest expense for the borrowings under the Credit Agreement directly related to such capital expenditures) paid by the Company and/or any Company Subsidiary for third party costs and expenses from June 30, 2014 to the date of this Agreement related to (1) the acquisition of Tower Assets and (2) development, maintenance and repair of Development Towers (which amounts will include all costs related to any Development Towers that have been completed since June 30, 2014), in each case as set forth on Schedule 8.09(a)(i)(1) and Schedule 8.09(a)(i)(2), respectively, plus (b) the reasonable and documented capital expenditures (including any documented interest expense for the borrowings under the Credit Agreement directly related to such capital expenditures) paid by the Company and/or any Company Subsidiary for third party costs and expenses from and after the date of this Agreement through 11:59 p.m. (New York City time) on the calendar day immediately preceding the Closing Date (1) related to the Development Towers which are identified along with the project spend amounts as set forth on Schedule 8.09(a)(ii) or (2) which are incurred pursuant to Section 5.01, in each case net of any capital expenditures reimbursed by third parties, plus (c) the aggregate Reimbursed Expenses paid by the Company and/or any Company Subsidiary from and after the date of this Agreement through the Closing Date, up to a maximum of $200,000 per month for up to four months following the date of this Agreement.

“Closing Date” has the meaning set forth in Section 1.02.

“Closing Indebtedness” means, calculated as of 11:59 p.m. (New York City time) on the calendar day immediately preceding the Closing Date, the Indebtedness of the Company and its Subsidiaries, including (a) the Payoff Amount pursuant to the Credit Agreement, (b) amounts outstanding under one or more promissory notes made in favor of the Series A Holders, including the Notes, and (c) amounts pursuant to the Purchase Agreement, dated as of February 13, 2013, by and among CiG Towers, NTCH-Colorado LLC, PTA-FLA, Inc. and NTCH-NM, LLC, as amended by the First Amendment to Purchase Agreement, dated as of May 13, 2013, as further amended by the Second Amendment to Purchase Agreement, dated as of August 22, 2013, as further amended by the Third Amendment to Purchase Agreement, dated as of September 30, 2013, as further amended by the Fourth Amendment to Purchase Agreement, dated as of January 15, 2014 and as further amended by the Fifth Amendment to Purchase Agreement, dated as of April 1, 2014, and as assigned pursuant to the Assignment of Purchase Agreement, dated as of June 24, 2013, by and between CiG Towers, LLC and CiG BTS Towers, LLC.

“Closing TCF” means the product of (x) TCF for the full calendar month in which the Closing Date occurs, multiplied by (y) 12.

“Closing Working Capital” means, calculated as of 11:59 p.m. (New York City time) on the calendar day immediately preceding the Closing Date, Current Assets less Current Liabilities, all as determined in accordance with GAAP and the principles and adjustments set forth in Schedule 8.09(a)(iii).

“Code” means the Internal Revenue Code of 1986, as amended, and the regulations promulgated thereunder.

“Collateral Agent” has the meaning set forth in the Credit Agreement.

“Common Stock” has the meaning set forth in the Recitals.

“Communications Equipment” means the equipment used in a wireless communications system, including, but not limited to: wireless communications antennae, coaxial cables, wireless communications equipment boxes, wireless communications transmission equipment, related electronic equipment and microwave dishes.

“Company” has the meaning set forth in the Preamble.

“Company 401(k) Plan” has the meaning set forth in Section 5.04(a).

“Company Board” has the meaning set forth in the Recitals.

“Company Board Recommendation” has the meaning set forth in the Recitals.

“Company Bylaws” has the meaning set forth in Section 3.04(a).

“Company Capital Stock” has the meaning set forth in the Recitals.

“Company Closing Demand Notice” has the meaning set forth in Section 7.01(d)(v).

“Company Continuing Employees” has the meaning set forth in Section 5.04(c).

“Company Disclosure Schedule” has the meaning set forth in ARTICLE III.

“Company Plan” means each written or oral employee benefit plan, scheme, program, policy, arrangement and contract (including any “employee benefit plan,” as defined in Section 3(3) of ERISA (including, without limitation, multiemployer plans within the meaning of Section 3(37) of ERISA), whether or not subject to ERISA, and any bonus, deferred compensation, stock bonus, stock purchase, restricted stock, stock option or other equity-based arrangement, and any employment, termination, vacation, fringe benefit, retention, incentive, change in control, collective bargaining, employee loan or severance plan, program, policy, arrangement or contract) for the benefit of any current or former officer, employee, director or independent contractor of the Company or any Company Subsidiary or any beneficiary or dependent thereof that is sponsored, maintained, contributed to or obligated to contributed to by the Company, any Company Subsidiary or any of its ERISA Affiliates.

“Company Required Vote” means the affirmative vote or written consent of (a) the holders of at least a majority of the voting power of the outstanding shares of Company Capital Stock and (b) each of the Series A Holders, in favor of adoption of this Agreement and the consummation of the merger.

“Company Subsidiaries” has the meaning set forth in Section 3.01.

“Company Termination Fee” has the meaning set forth in Section 7.03(c).

“Confidentiality Agreement” has the meaning set forth in Section 5.06(c).

“Contract” means any contract, agreement, obligation, commitment, lease, license, permit, franchise or other instrument.

“Covered Claims Cap” has the meaning set forth in Section 2.5(d) of the Indemnification Agreement.

“Credit Agents” has the meaning set forth in Section 6.02(c).

“Credit Agreement” means that certain Credit Agreement, dated as of August 17, 2012, by and among CiG Comp Tower LLC, as borrower, the lenders party thereto, and Macquarie Bank Limited, as administrative agent and collateral agent, as amended or modified from time to time.

“Current Assets” means cash and cash equivalents (other than cash that will be payable pursuant to a written Contract in effect as of the Closing in connection with the purchase of real property that is subject to a Ground Lease), deposited but uncleared checks, received but uncleared ACH, fifty percent (50%) of the premium for the Tail Policy (not to exceed one hundred fifty percent (150%) of the annual premiums for the current policies of directors’ and officers’ liability insurance), the current portion of cash expense with respect to any surety, performance and insurance bonds that have been capitalized on Company’s balance sheet as current assets in accordance with Schedule 8.09(a)(iii), the amount of deposits and escrowed amounts held for the account of the Company (less any of the foregoing held for any Third Party), accounts receivables of ninety (90) days or less, other receivables as set forth on Schedule 8.09(a)(iii), and prepaid expenses of the Company as set forth on Schedule 8.09(a)(iii), each determined in accordance with GAAP, subject to the principles and adjustments set forth in Schedule 8.09(a)(iii).

“Current Liabilities” means accounts payable, accrued Taxes and accrued expenses, checks in transit but excluding the current portion of long term debt under the Credit Agreement, each determined in accordance with GAAP, subject to the principles and adjustments set forth in Schedule 8.09(a)(iii) and excluding Transaction Costs, Excess Severance Costs, Closing Indebtedness, the 2015 Bonus Amount and Closing Capital Expenditures.

“Deficiency Amount” has the meaning set forth in Section 2.02(e)(iv).

“Development Tower” means all of Company’s rights, title and interest in and to any one (1) of the Towers in various stages of completion of construction.

“Development Tower Site” means (a) a Development Tower and (b) the land owned by Company, leased or licensed to Company, or which Company has an easement, upon which such Tower is located, together with the buildings, structures, other improvements and facilities (if any) located on such land or site development. Section 3.22 of the Company Disclosure Schedule contains a list of each Development Tower Site.

“Director Indemnification Agreements” means the Indemnification Agreements, between the Company and each member of the Company Board, as in effect on the date of this Agreement, each of which has been provided to Parent prior to the date hereof.

“Dissenting Shares” has the meaning set forth in Section 2.01(e).

“Easements” mean all of rights, title and interest of the Company and the Company Subsidiaries in all easements, licenses and agreements belonging to or in any way appertaining to or in any way associated with the use, operation or occupancy of or access rights to the Tower Sites, Improvements and/or Towers, including, without limitation, all easements, licenses and agreements providing access to the Tower Sites, Improvements, and/or Towers from public streets, roads and ways, all easements, licenses and agreements for location, maintenance, repair and replacement of and for cables, utilities, utility lines, wires and anchors, and all easements, licenses and agreements for parking.

“Effective Time” has the meaning set forth in Section 1.03.

“Engagement Letters” has the meaning set forth in Section 3.26.

“Environmental Laws” means any Law, including, without limitation, any judicial or administrative interpretation thereof, or agreement with any Governmental Entity, relating to (a) the regulation of pollution, (b) the protection of public health and safety, (c) the protection, preservation or restoration of the environment and natural resources, including any Law relating to exposures to, or emissions, discharges, releases or threatened releases of Hazardous Substances into ambient air, surface water, ground water or land surface or subsurface strata or (d) the manufacture, processing, labeling, distribution, use, treatment, storage, transport, handling or disposal of Hazardous Substances, including, but not limited to, (i) the Federal Comprehensive Environmental Response, Compensation, and Liability Act of 1980 (CERCLA), 42 U.S.C. 9601 et seq., the Solid Waste Management Act, including the Resource Conservation and Recovery Act, 42 U.S.C. 6901 et seq., the Federal Water Pollution Control Act, 33 U.S.C. 1251 et seq., the Toxic Substances Control Act, 15 U.S.C. 2601 et seq., the Clean Air Act, 42 U.S.C. 7401 et seq., the Safe Drinking Water Act, 42 U.S.C. 300f et seq., the Hazardous Materials Transportation Act, 49 U.S.C. 5101 et seq., the Atomic Energy Act, 42 U.S.C. 2011 et seq., the Federal Insecticide, Fungicide and Rodenticide Act, 7 U.S.C. 136 et seq., and the Occupational Safety and Health Act, 29 U.S.C. 651 et seq., in each case as have been amended from time to time, and any other Laws relating to any of the foregoing, and (ii) any common law or equitable doctrine (including, without limitation, injunctive relief and tort doctrines such as negligence, nuisance, trespass and strict liability), or any Contract with any Person that may impose liability or obligations for injuries or damages due to the presence of, effects of or exposure to any Hazardous Substance.

“Equity Plan” has the meaning set forth in Section 2.04(a).

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the regulations promulgated thereunder.

“ERISA Affiliate” means, with respect to any Person, any trade or business, whether or not incorporated, which, together with such Person, is treated as a single employer under Section 414 of the Code.

“Estimated Closing Statement” has the meaning set forth in Section 2.02(c).

“Excess Amount” has the meaning set forth in Section 2.02(e)(iv).

“Excess/Deficiency Payout Schedule” has the meaning set forth in Section 2.01(f).

“Excess Severance Cost” means the Severance Costs in excess of $200,000, if any.

“Exchange Act” has the meaning set forth in Section 3.04(b).

“Excluded Party” has the meaning set forth in Section 5.03(g)(iii).

“Expense Reimbursement” has the meaning set forth in Section 7.03(h).

“FCC” means the U.S. Federal Communications Commission.

“Final Merger Consideration” has the meaning set forth in Section 2.02(e)(iv).

“GAAP” has the meaning set forth in Section 3.05(b).

“Governmental Entity” means any government or quasi-governmental or regulatory agency or body thereof, or political subdivision thereof, whether federal, state, local or foreign, or any agency, instrumentality or authority thereof, or any court or arbitrator (public or private).

“Ground Lease” means a lease (including any license or sublicense) between a Landlord, as lessor or licensor, and the Company or any Company Subsidiary, as lessee, licensee or grantee, for a Tower Site.

“Ground Lessor” means (a) the fee owners, (b) any other Person entitled to possession of, or (c) any other holder of the reversionary interest in, the real property leased, subleased, licensed or sublicensed pursuant to any Ground Lease, as the case may be.

“Hazardous Substance” has the meaning set forth in Section 3.14(a)(ii).

“Holdco” means Vertical Bridge Holdco, LLC.

“Improvements” means all towers, poles, anchors, guy wires and other improvements which are located on or appurtenant to the Tower Assets.

“Incremental Acquisition Amount” means $2,500,000.

“Indebtedness” means, without duplication, (a) the principal, accreted value, accrued and unpaid interest, prepayment and redemption premiums or penalties (if any), unpaid fees or expenses, breakage costs and other monetary obligations in respect of (i) indebtedness of such Person for money borrowed and (ii) indebtedness evidenced by notes, debentures, bonds or other similar instruments for the payment of which such Person is responsible or liable; (b) all obligations of such Person created or arising under any conditional sale, earnout or other arrangement for or relating to the deferral or subsequent payment of purchase price of property, equity or other assets, and all obligations of such Person under any title retention agreement (but excluding trade accounts payable and other accrued current liabilities arising in the ordinary course of business (other than the current liability portion of any indebtedness for borrowed money)) or any obligations created or arising from any prepayment of a Tenant Lease that has a duration of twelve-months or longer; (c) all obligations of such Person under leases which have been or are required to be, in accordance with GAAP, recorded as capital leases, including vehicle leases; (d) all obligations of such Person for the reimbursement of any obligor on any letter of credit (to the extent drawn), bonds, banker’s acceptance or similar credit support arrangement; (e) all obligations of such Person under interest rate or currency swap transactions (valued at the termination value thereof); and (f) all obligations of the type referred to in clauses (a) through (e) of any Persons for the payment of which such Person is responsible or liable, directly or indirectly, as obligor, guarantor, surety or otherwise, including guarantees of such obligations. Notwithstanding the foregoing, Indebtedness of the Company and the Company Subsidiaries does not include Indebtedness due to or from the Company or any Subsidiary to the Company or any other wholly-owned Subsidiary nor does it include any Transaction Costs.

“Indemnification Agreement” has the meaning set forth in the Recitals.

“Indemnified Persons” has the meaning set forth in Section 5.05(a).

“Information Statement” has the meaning set forth in Section 3.04(b).

“Insurance Policies” has the meaning set forth in Section 3.15.

“Intellectual Property” has the meaning set forth in Section 3.17.

“IRR” with respect to any Person, means the discount rate, using cumulative annual compounding, at which the net present value equals zero. Such Person’s internal rate of return shall be calculated on the basis of the actual number of days elapsed over the number of days in the applicable calendar year using cumulative annual compounding. In determining the IRR, the IRR shall be calculated using the “XIRR” function in Microsoft Excel 2007.

“IRS” has the meaning set forth in Section 3.13(a).

“IT9” means Compartment IT9, LP, a Georgia limited partnership.

“Knowledge” means, with respect to the Company, the actual knowledge, after reasonable inquiry, of those individuals listed in Section 8.09 of the Company Disclosure Schedule.

“Landlord” means the “grantor” or “lessor” or “landlord” or “licensor” under each Ground Lease.

“Last Balance Sheet Date” means September 30, 2014.

“Law” means any law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, Order, or other similar requirement enacted, adopted, promulgated or applied by any Governmental Entity.

“Leased/Owned Development Tower Site” means any Development Tower Site (a) that has been purchased or acquired by the Company or any of the Company Subsidiaries or (b) for which a Ground Lease has been executed.

“Lien” means with respect to any property or assets, all pledges, liens, mortgages, charges, encumbrances, adverse ownership claims, hypothecations, options, rights of first refusal, rights of first offer and security interests of any kind or nature whatsoever.

“LLC Agreement” means the Amended and Restated Limited Liability Company Operating Agreement of Communications Infrastructure Group, LLC, dated as of June 30, 2012, as amended by Amendment No. 1, dated December 31, 2012, as amended by the Certificate of Rescission of Amendment No. 1, dated December 31, 2012, as amended by Amendment No. 2, dated December 31, 2012, and as amended by Amendment No. 3, dated August 1, 2013.

“Lower TCF Threshold” means an amount equal to $5,450,000.

“Managed Properties” means the Towers managed, marketed, or operated by the Company or any of the Company Subsidiaries pursuant to the Site Management Agreements.

“Management Revenue” means, for any period, the net amount of cash retained by the Company or any Company Subsidiary for managing a Managed Property pursuant to the applicable Site Management Agreement, after giving effect to all payments to third parties, including for ground rents payable, revenue sharing or similar payments and other operating expenses.

“Material Adverse Effect” means any event, condition, fact, change, occurrence or effect that, individually or in the aggregate with other events, conditions, facts, changes, occurrences or effects (a) has had or would reasonably be expected to have a material adverse effect on the business or financial condition, results of operations, assets or liabilities, of the Company and the Company Subsidiaries, taken as a whole, or (b) would reasonably be expected to prevent or materially delay the ability of the Company and the Company Subsidiaries, taken as a whole, to consummate the Merger, except, solely in the case of clause (a), for any such events, conditions, facts, changes, occurrences or effects to the extent resulting from (i) changes in U.S. or global general economic conditions or in the credit, financial or capital markets generally, including changes in interest or exchange rates, (ii) changes in general market or economic conditions applicable to the principal industry in which the Company and the Company Subsidiaries operate, (iii) changes, after the date of this Agreement, in Law or GAAP, (iv) acts of war (whether or not declared), the commencement, continuation or escalation of a war, acts of armed hostility, sabotage or terrorism or other international or national calamity (whether natural or man-made) or any material worsening of such conditions threatened or existing as of the date of this Agreement, (v) any change in the Company’s stock price or trading volume or in the Company’s credit rating or in any analyst’s recommendation with respect to the Company or any failure by the Company to meet internal or published projections, forecasts or estimates of revenue, earnings or other financial or operating metrics (but not any event, condition, fact, change, occurrence or effect underlying such change or failure that is not otherwise excepted under the foregoing clauses (i) through (v)), (vi) any action taken by the Company or any Company Subsidiary at the written direction of Parent or any action specifically required to be taken by the Company by the terms of this Agreement or the failure of the Company to take any action that the Company is specifically prohibited by the terms of this Agreement from taking to the extent Parent fails to give its consent thereto after a written request therefor pursuant to Section 5.01, (vii) the identity of, or any facts or circumstances relating to, Parent, Merger Sub or any of their respective Affiliates, (viii) except as it relates to Sections 3.04 and 3.27 (and Section 6.02(a)(i) as it relates to such section), changes resulting from the announcement, pendency or anticipated consummation of the Merger or any of the other transactions contemplated by this Agreement or any Ancillary Document or (ix) the commencement or pendency of any litigation arising from allegations of breach of fiduciary duty or violation of law relating to this Agreement or the transactions contemplated hereby; provided, however, the exceptions in clauses (i) through (iv) shall not apply to the extent such events, conditions, facts, changes, occurrences or effects have a disproportionate effect on the Company and the Company Subsidiaries, taken as a whole, relative to other companies operating in the same principal industry in which the Company and the Company Subsidiaries operate.

“Material Contract” has the meaning set forth in Section 3.11(a).

“Measurement Date” has the meaning set forth in Section 3.02(a).

“Merger” has the meaning set forth in the Recitals.

“Merger Consideration” has the meaning set forth in Section 2.02(a).

“Merger Payout Schedule” has the meaning set forth in Section 2.01(f).

“Merger Sub” has the meaning set forth in the Preamble.

“Nevada Secretary of State” has the meaning set forth in Section 1.03.

“Notes” means the Unsecured Promissory Note, dated December 10, 2014 by made by the Company in favor of Fir Tree Capital Opportunity (LN) Master Fund, L.P. and the Unsecured Promissory Note, dated December 10, 2014 by made by the Company in favor of Fir Tree REF III Tower LLC.

“Notice of Disagreement” has the meaning set forth in Section 2.02(e)(i).

“NRS” has the meaning set forth in Section 1.01.

“Option Lease” means an option for leased premises until commencement of the applicable Ground Lease.

“Order” has the meaning set forth in Section 3.09.

“Other Indemnified Person” has the meaning set forth in Section 5.05(d).

“Outside Date” has the meaning set forth in Section 7.01(b)(i).

“Outside OCB Criteria” means (a) any acquisition of Tower Assets having a purchase price of greater than or equal to $2,500,000 or (b) any acquisition of Tower Assets having a purchase price of less than $2,500,000 unless (A) the quotient of the enterprise value divided by TCF is less than 16 and (B) such acquisition has an IRR to the Company and the Company Subsidiaries on a consolidated basis over five (5) years of 18% or greater (assuming no more than 8.25x TCF leverage and an 18x TCF exit multiple included in the analysis).

“Owned Real Property” has the meaning set forth in Section 3.16(a).

“Parent” has the meaning set forth in the Preamble.

“Parent Benefit Plans” has the meaning set forth in Section 5.04(c).

“Parent Closing Demand Notice” has the meaning set forth in Section 7.01(c)(v).

“Parent Indemnified Parties” has the meaning set forth in Section 2.2 of the Indemnification Agreement.

“Payoff Amount” means the total amount required to be paid to fully satisfy all outstanding and unpaid principal, interest, prepayment premiums, penalties, breakage costs, attorneys’ fees and other costs and expenses, or similar outstanding and unpaid obligations related to all indebtedness and other obligations owed under the Credit Agreement as of the anticipated Closing Date (and the daily accrual thereafter) that is specified in the Payoff Letter.

“Payoff Letter” has the meaning set forth in Section 6.02(c).

“Pending Ground Lease Buy-out Savings” means, for any period, any reductions in recurring payments to the landlord/owner of the Ground Lease underlying any Tower Asset that will take effect upon consummation of any agreements that are effective at the Closing Date for the purchase of real property that is subject to such Ground Lease.

“Pending Leases” means those Tenant Leases set forth on Schedule 8.09(a)(iv), which have been executed by the tenant thereunder, but for which, as of the date of determination, TCF Revenue payments have not yet commenced but, excluding Tenant Leases for Development Tower Sites, will commence within six (6) months of the Closing Date.

“Permits” has the meaning set forth in Section 3.10.

“Permitted Encumbrance” has the meaning set forth in Section 3.16(a).

“Person” means an individual, corporation, partnership, limited liability company, joint venture, association, trust, unincorporated organization or other entity.

“Pre-Closing Tax Period” has the meaning set forth in Section 5.11(a).

“Prospective Leases” means those prospective pending leases set forth on Schedule 8.09(a)(iv), which the Company and/or Company Subsidiaries anticipate will be executed on or prior to the Closing Date, and will then become Pending Leases or Tenant Leases.

“Qualified Acquisition Proposal” has the meaning set forth in Section 5.03(c).

“Reimbursed Expenses” means interest expense for borrowings under the Credit Agreement (other than any interest expense for borrowings under the Credit Agreement directly related to any capital expenditures set forth in clause (b) of “Closing Capital Expenditures”), and selling, general and administrative expenses in excess of cash receipts.

“Representatives” of a Person means the officers, directors, members, partners, employees, agents or advisors of such Person including, without limitation, attorneys, accountants, consultants and financial advisors.

“Restricted Stock” has the meaning set forth in Section 2.04(a).

“Reverse Termination Fee” has the meaning set forth in Section 7.03(a).

“Review Period” has the meaning set forth in Section 2.02(e)(i).

“SEC” has the meaning set forth in Section 3.04(b).

“SEC Reports” has the meaning set forth in Section 3.05(a).

“Securities Laws” has the meaning set forth in Section 3.04(b).

“Series A Certificate of Designation” has the meaning set forth in the Recitals.

“Series A Holder Agreements” means (i) that certain Support Agreement, of even date herewith, by and among the Series A Holders and the Company, (ii) that certain Funding Agreement, of even date herewith, by and among the Series A Holders and the Company (the “Funding Agreement”), and (iii) that certain form of Release Agreement, to be entered into by and between the Company and its stockholders, at each such stockholder’s option, pursuant to the Funding Agreement.

“Series A Holders” has the meaning set forth in the Recitals.

“Series A Preferred Stock” has the meaning set forth in the Recitals.

“Series A-1 Preferred Stock” has the meaning set forth in the Recitals.

“Series A-2 Preferred Stock” has the meaning set forth in the Recitals.

“Series B Preferred Stock” has the meaning set forth in the Recitals.

“Severance Cost” has the meaning set forth in Section 5.04(b).

“Site Management Agreements” means the Tower Management Agreement (IT8), dated October 7, 2011, by and between BAC InfraTrust Acht GmbH & Co. KG and CiG Services, LLC and the Tower Management Agreement (IT6), dated October 7, 2011, by and between BAC InfraTrust Acht GmbH & Co. KG and CiG Services, LLC.

“Solicitation Period End Date” has the meaning set forth in Section 5.03(a).

“Special Committee” has the meaning set forth in the Recitals.

“Special Committee Recommendation” has the meaning set forth in the Recitals.

“Straddle Period” has the meaning set forth in Section 5.11(a).

“Subsidiary” of any Person means another Person, of which the first Person (either alone or through or together with any other of its Subsidiaries) owns, directly or indirectly, more than fifty percent (50%) of the stock or other equity interests entitled to vote for the election of the board of directors or other governing body of such Person or any other Person that would otherwise be deemed a “subsidiary” under Rule 12b-2 promulgated under the Exchange Act.

“Superior Proposal” has the meaning set forth in Section 5.03(g)(iv).

“Surviving Corporation” has the meaning set forth in Section 1.01.

“Tail Policy” has the meaning set forth in Section 5.05(c).

“Takeover Statute” has the meaning set forth in Section 3.27.

“Tax” or “Taxes” means any federal, state, local, or non-U.S. taxes or charges in the nature of taxes imposed by a Governmental Entity, including all income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental (including taxes under Code Section 59A), customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, ad valorem, inventory, escheat, alternative or add-on minimum, estimated, or other tax of any kind whatsoever, including any interest, penalty, fine, or addition thereto, in each case, whether disputed or not.

“Tax Claim” has the meaning set forth in Section 5.11(d).

“Tax Return” means any return, declaration, report, claim for refund, estimate, information return, statement or other similar document relating to or required to be filed with any Governmental Entity with respect to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“TCF” means, with respect to each Tower Asset and Managed Property for each calendar month, without duplication: (a) in the case of any Tower Asset providing for monthly payments, (i) the aggregate amount of TCF Revenue with respect to such Tower Assets for such month, less (ii) the TCF Deductions related to such Tower Asset for such month; (b) in the case of any Tower Asset providing for periodic payments more or less frequently than monthly, (i) the prorated monthly amount of TCF Revenue for such period(s) with respect to such Tower Assets, less (ii) the corresponding prorated portion of the TCF Deductions relating to such Tower Asset and such period; and (c) in the case of Managed Properties, the TCF Revenue of such Managed Properties, for such month with respect to such Managed Properties. For purposes of clarification, all amounts calculated in this definition and the other definitions used in calculating this definition that are payable once annually, semi-annually, quarterly or at any other periodic interval other than monthly, shall be determined by dividing the amount by the number of whole or partial months in the most recent payment received. All calculations with respect to TCF shall be performed in accordance with this definition and the other definitions used in calculating this definition. An illustrative example of the calculation of TCF as of February 28, 2015 is included as Schedule 8.09(a)(v).

“TCF Deductions” means, with respect to each calendar month (or pro rata portion thereof) and with respect to each Tower Asset (other than Managed Properties) solely to the extent TCF Revenue for such Tower Asset (including under Pending Leases, but excluding Managed Properties) is included in the calculation under TCF, the following expenses (without duplication) that are paid or payable, directly or indirectly, by the Company or any Company Subsidiary during such month (which shall include an appropriate pro-rated portion of the aggregate annualized amount of such expenses, if applicable), without duplication: (i) $86.00 per month per Tower Asset (other than Managed Properties), representing an agreed fixed estimation of any and all taxes (other than the Company’s or its Subsidiaries’ income taxes); (ii) $37.34 per month per Tower Asset (other than Managed Properties), representing an agreed fixed estimation of any and all maintenance and upkeep expenses; (iii) $40.78 per month per Tower Asset (other than Managed Properties), representing an agreed fixed estimation of any and all recurring property and liability insurance expenses; (iv) $22.46 per month per Tower Asset (other than Managed Properties), representing an agreed fixed estimation of any and all utility expenses; (v) $21.71 per month per Tower Asset (other than Managed Properties), representing an agreed fixed estimation of any and all monitoring expenses; and (vi) all recurring payments (excluding taxes) to the landlord/owner of the Ground Lease or Tower Site Easement, as applicable, underlying such Tower Asset, if any. Each of the foregoing shall be calculated and only included net of any amounts reimbursable by a third party. Each of the foregoing estimations is agreed as a fixed amount and shall not be subject to adjustment or true-up.

“TCF Multiple” means 24.27.

“TCF Revenue” means, for any period, the sum of (i) the amount of any periodic recurring revenue paid or payable to the Company or any Company Subsidiary for such period but excluding any such revenue from leases where the tenant has, as of 11:59 p.m. (New York City time) on the calendar day immediately preceding the Closing Date, given a written notice expressly terminating such lease, in each case, with respect to the Tower Assets, plus (ii) Pending Ground Lease Buy-out Savings, plus (iii) the Management Revenue, with respect to the Managed Properties. In the case of Pending Leases, to the extent rent has not commenced as of the date of determination, the recurring amount due and payable as rent for the first full month of the lease shall be included as TCF Revenue, as though it were in fact paid in full during such month. In the case of Prospective Leases which become either Pending Leases or Tenant Leases on or before the Closing Date, the amount due and payable as recurring rent for the first full month of the lease shall be included as TCF Revenue, as though it were in fact paid in full during such month. Each of the foregoing shall be calculated and only included net of any amounts reimbursable by a third party.

“Tenant Leases” means the leases, licenses and other occupancy agreements, including any amendments thereto, described on Section 3.21 of the Company Disclosure Schedule, pursuant to which any Person is granted the right to use space or to install equipment on the Towers or on any of the improvements located on the Tower Sites.

“Tenants” means each of the lessees, licensees or other occupants, as applicable, under the Tenant Leases.

“Third Party” means any Person, including as defined in Section 13(d) of the Exchange Act, other than the Company, Parent or any of their respective Affiliates.

“Third Party Contract” means any Material Contract with a third party related to all or any portion of a Tower Site or a Development Tower Site, other than a Tenant Lease, Ground Lease or Option Lease.

“Title Insurance Policies” means the title insurance policies set forth on Section 3.15 of the Company Disclosure Schedule.

“Tower” means a monopole, self-supporting lattice, guyed telecommunications tower or other structure mounted in or upon a supporting structure which is owned, leased or managed by the Company or any Company Subsidiary and upon which Communications Equipment may be located, which shall include the tower foundation, footings, bolts, tower structure, anchors, caissons, guys, lighting, lightening rod and tower grounding system.

“Tower Assets” means the (a) Tower Sites; (b) Development Tower Sites; (c) Ground Leases; (d) Tenant Leases; (e) Tower Related Assets; (f) Third Party Contracts; (g) Associated Tower Improvements; (h) all utility deposits and reservation fees paid by or on behalf of the Company and the Company Subsidiaries in connection with the Tower Assets; (i) Intellectual Property related to the Towers, Tower Sites or Development Tower Sites; and (j) any other tangible or intangible assets owned by the Company or the Company Subsidiaries that are necessary for the development, operation, maintenance and leasing of the Towers, Tower Sites or Development Tower Sites.

“Tower Related Assets” means, with respect to each Tower Site and Development Tower Site: (a) the security deposits for Tower Sites (if any) from Tenants under the Tenant Leases; (b) all rights to any warranties held by Company with respect to such Tower Site and Development Tower Site, including the related Tower; (c) all rights under any approvals of any Governmental Entity necessary for the ownership and operation of such Tower Site and Development Tower Site, but not including any FCC broadcast licenses used or required in order to provide communications services or to operate Communications Equipment to the extent assignable or transferable; and (d) copies of all material files and records of Company related to the ownership, occupancy or leasing of such Tower Site and Development Tower Site (other than relating to Communications Equipment).

“Tower Site Easement” means each easement, master lease, ground lease on, fee ownership of, or other equivalent ownership interests in, real property located in the United States that is or may be relating to a specific Tower Asset.

“Tower Sites” means (a) each of the Company’s Towers that are fully constructed or generating revenue; (b) the land owned by Company, leased or licensed to Company, or which Company has an Easement, upon which such Tower is located, together with the buildings, structures, other improvements and facilities (if any) located on such land; (c) the Associated Tower Improvements pertaining to such Tower; (d) the Tower Related Assets pertaining to such Tower; (e) the Third Party Contracts pertaining to such Tower; (f) any leases or licenses between Company and tenants, including the Tenant Leases, pertaining to such Tower; (g) the Ground Leases pertaining to such Tower; and (h) all Appurtenant Property thereto.

“Transaction Costs” means all out-of-pocket costs, fees and expenses incurred but unpaid by the Company and the Company Subsidiaries, in each case that arise in connection with or relate to this Agreement, the Ancillary Documents or the consummation of the transactions contemplated hereby and thereby, whether payable prior to or after the Closing, including (a) any brokerage fees, commissions, finders’ fees or financial advisory fees, including the fees and expenses payable by the Company or any of the Company Subsidiaries to Duff & Phelps, LLC, (b) the fees and expenses of any counsel, including the fees and expenses of Morrison & Foerster LLP, Fox Rothschild LLP and Lowenstein Sandler LLP, (c) the fees and expenses payable by the Company or any Company Subsidiary to outside accountants or other advisors or consultants, (d) any fees or expenses associated with obtaining release or termination of any Lien on any asset of the Company or its Subsidiaries, (e) any fees and expenses associated with obtaining necessary or appropriate waivers, consents or approvals of any third parties and (f) any amounts required to be paid to, or for the benefit of, any current or former employee, equityholder, officer, manager, director of the Company or the Company Subsidiaries or any other Person in connection with or as a result of the consummation of the transactions under this Agreement (other than the 2015 Bonus Amount and the Severance Costs), including pursuant to any sale, retention, change of control or similar bonuses, payments or benefits, including all related payroll withholding Taxes payable by the Company or the Company Subsidiaries. For the avoidance of doubt, Transaction Costs shall not include any such costs, fees and expenses that have been paid prior to 11:59 p.m. (New York City time) on the calendar day immediately preceding the Closing Date.

“Transactions” means the Merger and the other transactions contemplated by this Agreement, the Indemnification Agreement, and the Series A Holder Agreements.

“Transfer Taxes” has the meaning set forth in Section 5.11(e).

“Upper TCF Threshold” means an amount equal to $5,650,000.

“Window-Shop End Date” has the meaning set forth in Section 5.03(b).

“Written Consent” has the meaning set forth in the Recitals.

Section 8.10. Interpretation. When a reference is made in this Agreement to an Article, a Section, subsection or an Exhibit, such reference shall be to an Article or a Section or subsection of, or an Exhibit to, this Agreement unless otherwise indicated.  The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.  Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”.  The words “hereof”, “herein”, “hereby” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement.  The word “or” when used in this Agreement is not exclusive.  All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein.  The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term.  Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein.  References to a Person are also to its permitted successors and assigns.  References to monetary amounts are to the lawful currency of the United States.

Section 8.11. Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by operation of Law or otherwise by any of the parties hereto without the prior written consent of the other parties; provided, however, that Parent may make such an assignment to one or more of the direct or indirect wholly-owned Subsidiaries of Holdco solely in the event that any such Subsidiary executes an Assignment and Assumption Agreement in form and substance reasonably acceptable to the Company and the Series A Holders, but any such assignment shall not relieve Parent of Parent’s obligations hereunder.  Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

Section 8.12. Counterparts. This Agreement may be executed in two or more counterparts (including by facsimile or similar electronic means), all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

[Signature pages follow]

IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

CIG WIRELESS CORP.

By:	/s/ Paul McGinn
Name: Paul McGinn Title: Chief Executive Officer

VERTICAL BRIDGE ACQUISITIONS, LLC

By:	/s/Alex Gellman
Name: Alex Gellman Title: Chief Executive Officer

VERTICAL STEEL MERGER SUB INC.

By:	/s/Alex Gellman
Name: Alex Gellman Title: Chief Executive Officer

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